Form 10-K, Exhibit 13
period 1994-01-01
SERVICE MERCHANDISE CO INC
filed 1994-03-31
CIK 89107

Service Merchandise Company, Inc. and Subsidiaries                  EXHIBIT 13

SELECTED FINANCIAL INFORMATION

                                                                                  Fiscal Year

   (In thousands, except per share and ratio data)          1993         1992         1991         1990         1989
- -----------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

    Net sales                                             $3,814,618  $3,712,790   $3,399,752   $3,435,037   $3,307,110
    Earnings before interest and income taxes                210,434     231,202      233,595      224,382      212,813
    Interest expense - debt and
        capitalized leases                                    73,243      92,685      108,874      126,459      102,057
    Net earnings                                              82,583      84,495       76,080       60,712       71,991

Ratios & Rates

   Gross margin to net sales                                   24.8%       24.4%        25.8%        25.1%        24.8%
   Selling, general and administrative
       expenses to net sales (a)                               17.7%       16.6%        17.3%        16.9%        16.7%
   Effective tax rate                                          40.0%       39.0%        39.0%        38.0%        35.0%
   Net earnings to net sales                                    2.2%        2.3%         2.2%         1.8%         2.2%

PER COMMON SHARE (b)

    Earnings per share                                    $     0.81  $     0.83   $     0.76   $     0.62   $     0.74
    Cash dividends per share (c)                                   -           -            -            -         5.35
    Weighted average common shares and
        common share equivalents outstanding                 102,078     101,602      100,476       98,528       97,437

FINANCIAL POSITION

    Inventories                                           $  939,259  $  857,640   $  793,311   $  747,697   $  761,764
    Accounts payable                                         630,723     496,946      370,434      407,791      443,061
    Working capital                                          314,715     289,599      221,613      252,922      292,412
    Total assets (a)                                       2,011,575   1,707,460    1,570,783    1,651,132    1,662,093
    Long-term obligations (d)                                698,521     696,911      714,696      826,602      930,437
    Shareholders' equity (deficit)                           279,538     194,207      104,315       25,374      (41,957)

 Ratios

   Inventory turnover                                            3.2 x       3.4 x        3.3 x        3.4 x        3.4 x
   Current ratio                                                 1.3 x       1.4 x        1.3 x        1.3 x        1.4 x
   Long-term obligations to total capitalization                 0.7 x       0.8 x        0.9 x        1.0 x        1.0 x

 OTHER INFORMATION

   Total net sales increase (decrease)                          2.7%        9.2%        (1.0%)        3.9%         6.9%
   Comparable stores net sales increase (decrease) (e)          0.3%        5.2%        (4.8%)        0.9%         3.7%
   Number of catalog stores                                      391         371          359          346          334

(a) Certain prior period amounts have been reclassified for comparative purposes.
(b)  Restated for stock splits in 1992, 1991 and 1989.
(c) Cash dividends in 1989 included the special $5.33 per share dividend paid in connection with the recapitalization.
(d)  Includes both long-term debt and capitalized lease obligations.
(e)  Adjusted to reflect a comparable number of selling days.

                                                                                   Fiscal Year

   (In thousands, except ratio data)                          1993         1992         1991         1990         1989
- -------------------------------------------------------------------------------------------------------------------------
   EBITDA data:
     EBITDA (f)                                              $280,075    $300,033     $299,183     $294,778     $278,459
     EBITDA to net sales                                         7.3%        8.1%         8.8%         8.6%         8.4%

(f) EBITDA consists of net earnings before interest, income taxes, depreciation and amortization and other non-cash charges and credits. Also included in EBITDA is other amortization classified as selling, general and administrative expenses in the following amounts: 1993 - $7,884; 1992 - $10,131; 1991 - $9,434; 1990 - $15,709; 1989 - $11,429. EBITDA is not intended to represent net income, cash flow or any other measures of performance in accordance with generally accepted accounting principles, but is included because management believes certain investors find it to be a useful tool for measuring creditworthiness.

                             Service Merchandise Company, Inc. and Subsidiaries

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of Operations

Fiscal Year Ended January 1, 1994 Compared to Fiscal Year Ended January 2, 1993
       Net earnings for the fiscal year ended January 1, 1994 (fiscal 1993) were $82.6 million, or $.81 per share, compared to net earnings of $84.5 million, or $.83 per share, for the fiscal year ended January 2, 1993 (fiscal
1992). The decrease in net earnings reflects a $4.5 million pre-tax charge ($2.7 million after-tax or $.03 per share) associated with closing the Company's three store Kids Central USA operations, a test specialty store concept initiated in 1992. The decision to discontinue the concept reflects the Company's efforts to focus on its core business.
       The Company's business is highly seasonal, with a significant portion of its sales occurring in the fourth quarter. Fourth quarter sales accounted for 42.9% and 42.2% of total net sales, in fiscal 1993 and 1992, respectively. Fourth quarter sales for fiscal 1993 increased 4.2% as compared to the fourth quarter of fiscal 1992.
       For fiscal 1993, net sales were $3.8 billion compared to $3.7 billion for fiscal 1992, an increase of $101.8 million or 2.7%. The Company opened a net of 20 new catalog stores during fiscal 1993. Comparable stores sales, adjusted for the five fewer selling days in fiscal 1993, increased 0.3% over last year. Jewelry sales increased at a pace exceeding that experienced by the Company as a whole. The relatively flat comparable store sales performance is attributable to several factors. The Company was not as price promotional as it was in the prior year while many other retailers continued heavy price promotional programs to attract sales volume in a highly competitive retail environment. While retail sales, in general, reported moderate increases, consumer demand was strongly focused on durable goods in the home improvement area, principally furnishings and major appliances, which are not significant product offerings for the Company. Competition was also particularly intense in consumer electronics, specifically in certain geographic markets where competitors opened a significant number of new stores. Additionally, in the southern Florida market, sales comparisons to last year were adversely impacted by the additional sales volume generated in 1992 by Hurricane Andrew.
       Gross margin, after taking into account buying and occupancy expenses, increased to 24.8% in fiscal 1993 from 24.4% in fiscal 1992. The increase in gross margin rate reflects less reliance on promotional pricing, improvements in the jewelry and hardlines margin rates and a shift in sales mix toward jewelry sales, partially offset by an increase in inventory loss, an increase in transportation costs and an increase in rent and occupancy costs associated with the new store openings during fiscal 1993.
       Selling, general and administrative expenses for fiscal 1993 increased as a percentage of net sales to 17.7% from 16.6%. Of the increase, approximately $28.8 million relates to planned increases in advertising expenditures. A significant portion of the advertising expense increase relates to the Company's fourth quarter broadcast campaign featuring Bill Cosby. While this campaign generated strong customer awareness, it did not translate into the sales increases originally anticipated. The Company is in the process of evaluating its 1994 advertising campaign. The remainder of the increase in advertising expense relates to increases in household circulation and page quantities of the Company's traditional advertising vehicles of catalogs, newspaper inserts and flyers to support expansion of the Company's customer base. Additional increases in selling, general and administrative expenses relate to the growth in employment and other overhead expenses associated with the net 20 new catalog store openings during 1993 which were not totally offset by growth in sales volume. Selling, general and administrative expenses in fiscal 1993 also reflect $3.3 million of the total charge relating to the closing of the three Kids Central USA stores.
       Depreciation and amortization on owned and leased property and equipment was $61.8 million for fiscal 1993, a 5.3% increase over the $58.7 million recorded in fiscal 1992. Increased depreciation was attributable to capital expenditures, including increased new store ownership. The Company experienced significant growth in fiscal 1993 with the opening of a net 20 new catalog stores, the most the Company has opened in any one year since 1985. Capital expenditures for property and equipment were $115.6 million and $64.4 million for fiscal 1993 and 1992, respectively.
       Interest expense on debt and capitalized leases decreased $19.4 million, or 21.0% as compared to fiscal 1992. The lower interest expense is attributable to the first quarter refinancing of $300 million senior subordinated debt at a substantially lower rate and the second quarter successful renegotiation of lower rates on the Company's Credit Agreement. Partially offsetting these interest savings was the incremental interest expense associated with the $100 million Senior Notes issued in October 1993. These notes were issued to provide additional long-term financing for general corporate purposes, including funding of planned store openings and prepayment of certain high coupon mortgages.
       In connection with the refinancing of the $300 million senior subordinated debt in fiscal 1993, the Company recorded an extraordinary loss due to early extinguishment of debt of $7.5 million, net of tax benefit of $5.0 million.
       The effective income tax rate increased to 40% for fiscal 1993 as compared to 39% in fiscal 1992. The increase relates to an increase in the statutory federal income tax rate from 34% to 35% as enacted by the Omnibus Budget Reconciliation Act of 1993. Also, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 3, 1993. The cumulative effect of this change in accounting principle was a benefit of $7.7 million.
                                                                             13

Service Merchandise Company, Inc. and Subsidiaries

Fiscal Year Ended January 2, 1993 Compared to Fiscal Year Ended December 28,
1991
       Net earnings for fiscal 1992 increased $8.4 million to $84.5 million, or $.83 per share, compared to net earnings of $76.1 million, or $.76 per share, for the prior year. The increase in net earnings for the year was due primarily to reduced interest expense and reduced selling, general and administrative expenses as a percentage of net sales.
       For fiscal 1992, net sales were $3.7 billion compared to $3.4 billion for the fiscal year ended December 28, 1991 (fiscal 1991), an increase of $313.0 million or 9.2%. With the fiscal year ending January 2, 1993 versus December 28, 1991, fiscal 1992 had six additional selling days. Adjusting for the additional selling days to a comparable 52 week basis, comparable store sales increased 5.2%. The Company believes the growth in comparable stores sales was attributable to the early stages of a recovery in consumer spending. The Company opened a net 14 new stores, including 2 Kids Central USA stores, during fiscal 1992.
       Gross margin, after taking into account buying and occupancy expenses, decreased to 24.4% of net sales as compared to 25.8% for fiscal 1991. The decrease in gross margin rate was a result of the combination of customers' strong favorable response to the Company's more aggressive pricing on selected categories of merchandise and greater sales increases in hardlines as compared to higher margin jewelry. The decrease in gross margin rate also reflects lower than anticipated inventory loss levels in 1991. Inventory losses in 1992 more closely matched accrued levels.
       Selling, general and administrative expenses as a percentage of net sales decreased to 16.6% for fiscal 1992 as compared to 17.3% for fiscal 1991. The decrease was attributable to the Company's continued efforts to control expenses.
       Depreciation and amortization on owned and leased property and equipment was $58.7 million for fiscal 1992, a 4.5% increase over the $56.2 million recorded in fiscal 1991. Increased depreciation was due primarily to capital expenditures for store expansion. Capital expenditures for property and equipment were $64.4 million and $58.6 million for fiscal 1992 and 1991, respectively.
       Interest expense on debt and capitalized leases decreased $16.2 million, or 14.9%, as compared to fiscal 1991. The lower interest expense was due to the favorable impact of lower interest rates on variable rate debt and the reduction of recapitalization debt, which included a prepayment of $27.6 million in the first quarter of fiscal 1992.


LIQUIDITY AND CAPITAL RESOURCES

Working Capital
       The Company's business is highly seasonal, with the Company's investment in inventories reaching a peak prior to the Christmas season. These requirements are financed by internally generated funds and short-term borrowings. Cash flow from operations is principally generated in the fourth quarter of each fiscal year, reflecting the seasonal nature of the Company's retail business. Cash flow during the fourth quarter has been more than sufficient to allow the Company to repay all short-term borrowings under its $475 million Revolving Credit Facility prior to the end of each fiscal year.
       Working capital increased $25.1 million to $314.7 million at January 1, 1994 as compared to $289.6 million at January 2, 1993. The increase is primarily attributable to an increase in cash and cash equivalents and an increase in inventories, partially offset by increases in accounts payable and current maturities of long-term debt. The $159.8 million increase in cash and cash equivalents reflects the increased accounts payable leverage and issuance of the $100 million Senior Notes in October 1993. Inventory levels increased $81.6 million due principally to the addition of a net 20 new catalog stores during fiscal 1993. The increase in accounts payable of $133.8 million relates to the increase in inventories as well as a shift in the timing of inventory purchases to later in the fourth quarter of fiscal 1993. The increase in current maturities of long-term debt reflects an increase in scheduled principal payments for the Secured Term Loan of $60 million due in 1994 from $35 million which was paid in December 1993 and classified as current at January 2, 1993. Also, the Company intends to prepay approximately $27.2 million of certain high coupon mortgages during the first half of 1994; accordingly, these mortgages have been classified as current at January 1, 1994.
       Short-term borrowings under the $475 million Revolving Credit Facility reached a maximum of $354.3 million during fiscal 1993 as compared to $377.6 and $360.8 million in fiscal 1992 and 1991, respectively. The decrease was attributable to the application of the net proceeds from the $100 million Senior Notes to pay down the Revolving Credit Facility by $97.9 million during October 1993.

                            Service Merchandise Company, Inc. and Subsidiaries

Liquidity
       The Company's senior credit facility is provided under the Company's Credit Agreement originally dated July 24, 1989 and amended and restated as of May 20, 1992. The Credit Agreement provides for a $122 million Secured Term Loan as of January 1, 1994 and a $475 million Revolving Credit Facility. The Secured Term Loan has scheduled payments of $60 million in December 1994 and $62 million in December 1995. All amounts are subject to prepayment without penalty at the Company's option. The Company believes the Credit Agreement provides adequate working capital financing capability and operating flexibility.
       In April 1993, the Company amended the existing Credit Agreement to reduce the contractual rate for the Secured Term Loan to LIBOR plus 1 1/2%, or Prime Rate plus 1/2%, and for the Revolving Credit Facility to LIBOR plus
1 1/8%, or Prime Rate plus 1/8%, plus a facility fee of 3/8% on the total commitment.
       In February 1993, the Company issued $300 million of 9% Senior Subordinated Debentures due 2004. Net proceeds of $294 million, together with cash on hand, were used to redeem the existing $300 million of 11 3/4% Senior Subordinated Notes due 1996 at a premium of 101.68% plus accrued interest. The Company recorded an extraordinary loss of $7.5 million, net of tax benefit of $5.0 million, in connection with the early extinguishment of this debt.
       In October 1993, the Company issued $100 million of 8 3/8% Senior Notes due 2001, priced at 99.621% to yield 8.45%. The proceeds were intended for general corporate purposes, including the Company's planned opening of new stores, other capital expenditures and prepayment of approximately $27.2 million of certain high coupon mortgage indebtedness during the first half of fiscal 1994. The net proceeds were initially applied to reduce the Company's borrowings under the Revolving Credit Facility. In connection with the prepayment of these mortgages during the first half of fiscal 1994, the Company anticipates recording an extraordinary loss of approximately $1.4 million, net of tax benefit of $0.9 million, or approximately $0.01 per share.
       During fiscal 1993, the Company's sales growth rate was slower than anticipated and its selling, general and administrative expenses trended upward, partly as a result of the opening of a net 20 new catalog stores. See "Fiscal Year Ended January 1, 1994 Compared to Fiscal Year Ended January 2, 1993." The Company's earnings before interest, income taxes, depreciation and amortization and other non-cash charges (EBITDA) accordingly declined by $20 million to 7.3% of net sales in fiscal 1993 as compared to 8.1% of net sales in fiscal 1992. The Company believes that its cash on hand, additional cash from operations and available credit will be sufficient to fund its plans for expansion as well as its other capital needs.

Capital Expenditures
       Capital expenditures in 1993 were $115.6 million, compared to $64.4 million in fiscal 1992 and $58.6 million in fiscal 1991. The majority of the Company's capital expenditures relate to the opening of new stores, a significant portion of which were fee- based properties where the Company owns the land and property. In fiscal 1993, the Company opened 27 new catalog stores (7 existing stores were closed) and 1 new Kids Central USA store. During fiscal 1992, 17 new catalog stores were opened (5 existing stores were closed) along with 2 new Kids Central USA stores.
       The Company plans to open approximately a net of 20 to 23 new catalog stores in 1994. The Company expects to fund future capital expenditures through cash on hand together with cash flow from operations and temporary borrowings under the Revolving Credit Facility.

Effect of New Accounting Pronouncements
       In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Post Employment Benefits." This pronouncement is effective for fiscal years beginning after December 15, 1993 and requires employers to accrue certain post employment benefits granted to former or inactive employees. The adoption of this standard will not have a material impact on the Company's financial statements.

Inflation
       The Company does not believe inflation has had a material impact on the Company's net sales or net earnings during the last three fiscal years.

Service Merchandise Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       For the Fiscal Year Ended
                                                                  January 1,     January 2,   December 28,
   (In thousands, except per share data)                             1994          1993          1991
- ----------------------------------------------------------------------------------------------------------
  Net sales                                                       $3,814,618    $3,712,790    $3,399,752
  Cost of merchandise sold and buying and occupancy expenses       2,868,683     2,805,822     2,521,967
                                                                  ----------    ----------    ----------
  Gross margin after cost of merchandise sold and
          buying and occupancy expenses                              945,935       906,968       877,785

  Selling, general and administrative expenses                       673,744       617,066       588,036

  Depreciation and amortization                                       61,757        58,700        56,154
                                                                  ----------    ----------    ----------

  Earnings before interest and income taxes                          210,434       231,202       233,595

  Interest expense - debt                                             62,102        80,856        96,278

  Interest expense - capitalized leases                               11,141        11,829        12,596
                                                                  ----------    ----------    ----------

  Earnings before income taxes                                       137,191       138,517       124,721

  Income taxes                                                        54,876        54,022        48,641
                                                                  ----------    ----------    ----------

  Earnings before extraordinary loss and cumulative effect
       of change in accounting principle                              82,315        84,495        76,080

  Extraordinary loss from early extinguishment of debt, net
       of tax benefit of $4,982                                       (7,474)            -             -

  Cumulative effect of change in accounting principle                  7,742             -             -
                                                                  ----------    ----------    ----------
  Net earnings                                                    $   82,583    $   84,495    $   76,080
                                                                  ==========    ==========    ==========

  Per common share:
  Earnings before extraordinary loss and cumulative effect
       of change in accounting principle                               $0.80         $0.83         $0.76

  Extraordinary loss from early extinguishment of debt, net
       of tax benefit                                                  (0.07)            -             -

  Cumulative effect of change in accounting principle                   0.08             -             -
                                                                  ----------    ----------    ----------
  Net earnings per common share                                        $0.81         $0.83         $0.76
                                                                  ==========    ==========    ==========
- ----------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                              Service Merchandise Company, Inc. and Subsidiaries

                                                     CONSOLIDATED BALANCE SHEETS

                                                                             January 1,         January 2,
   (In thousands, except per share data)                                       1994               1993
- ---------------------------------------------------------------------------------------------------------
 ASSETS
 Current Assets:
   Cash and cash equivalents                                                  $325,092           $165,317
   Accounts receivable, net of allowance of
     $2,894 and $3,079, respectively                                            53,014             53,311
   Inventories                                                                 939,259            857,640
   Prepaid expenses                                                             29,898             20,454
                                                                            ----------         ----------
   TOTAL CURRENT ASSETS                                                      1,347,263          1,096,722

 Net property and equipment - owned                                            575,712            514,817
 Net property and equipment - capitalized leases                                60,128             68,946
 Other assets and deferred charges                                              28,472             26,975
                                                                            ----------         ----------
     TOTAL ASSETS                                                           $2,011,575         $1,707,460
                                                                            ==========         ==========
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
   Accounts payable                                                           $630,723           $496,946
   Accrued expenses                                                            188,050            151,374
   State and local sales tax                                                    59,035             55,285
   Income taxes                                                                 54,914             52,560
   Current maturities of long-term debt                                         91,751             41,029
   Current maturities of capitalized lease obligations                           8,075              9,929
                                                                            ----------         ----------
     TOTAL CURRENT LIABILITIES                                               1,032,548            807,123

 Long-term debt                                                                616,752            607,386
 Capitalized lease obligations                                                  81,769             89,525
 Deferred income taxes                                                             968              9,219
                                                                            ----------         ----------
     TOTAL LIABILITIES                                                       1,732,037          1,513,253
                                                                            ----------         ----------
 COMMITMENTS AND CONTINGENCIES

 SHAREHOLDERS' EQUITY
  Preferred stock, $1 par value, cumulative, authorized 4,600 shares, undesignated as to rate and other rights, none issued
  Series A Junior Preferred Stock, $1 par value, authorized
    400 shares, none issued
  Common stock, $.50 par value, authorized 500,000 shares, issued
    and outstanding 99,368 and 99,010 shares, respectively                      49,684             49,505
  Additional paid-in capital                                                     4,055              2,846
  Deferred compensation                                                         (1,187)            (2,547)
  Retained earnings                                                            226,986            144,403
                                                                            ----------         ----------
     TOTAL SHAREHOLDERS' EQUITY                                                279,538            194,207
                                                                            ----------         ----------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $2,011,575         $1,707,460
                                                                            ==========         ==========
- ---------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Service Merchandise Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                        Common Stock
                                     ------------------    Additional                  Retained
                                     Common       Par        Paid-in     Deferred      Earnings
  (In thousands)                     Shares      Value       Capital   Compensation    (Deficit)     Total
- ----------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 29, 1990           52,232     $26,116      $15,312      ($7,225)     ($8,829)     $25,374

Net earnings                             -           -            -            -       76,080       76,080

Five-for-four stock split           13,062       6,531       (6,531)           -            -            -

Exercise of stock options, net         394         197        1,292            -            -        1,489

Amortization of deferred
  compensation                           -           -            -        2,060            -        2,060

Cancellation of restricted stock       (88)        (44)        (911)         955            -            -

Other                                  (68)        (34)        (590)         (64)           -         (688)
                                    ------     -------       ------       ------      -------     --------
BALANCE DECEMBER 28, 1991           65,532      32,766        8,572       (4,274)      67,251      104,315

Net earnings                             -           -            -            -       84,495       84,495

Three-for-two stock split           32,836      16,418       (9,075)           -       (7,343)           -

Exercise of stock options, net         738         369        4,187            -            -        4,556

Amortization of deferred
  compensation                           -           -            -        1,227            -        1,227

Cancellation of restricted stock       (66)        (33)        (483)         516            -            -

Other                                  (30)        (15)        (355)         (16)           -         (386)
                                    ------     -------       ------       ------     --------     --------
BALANCE JANUARY 2, 1993             99,010      49,505        2,846       (2,547)     144,403      194,207

Net earnings                             -           -            -            -       82,583       82,583

Exercise of stock options, net         454         227        1,794            -            -        2,021

Amortization of deferred
  compensation                           -           -            -          727            -          727

Cancellation of restricted stock       (96)        (48)        (594)         642            -            -

Other                                    -           -            9           (9)           -            -
                                    ------     -------       ------      -------     --------     --------
BALANCE JANUARY 1, 1994             99,368     $49,684       $4,055      ($1,187)    $226,986     $279,538
                                    ======     =======       ======      =======     ========     ========
- ----------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


                             Service Merchandise Company, Inc. and Subsidiaries

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                       For the Fiscal Year Ended
                                                                 January 1,   January 2,   December 28,
  (In thousands)                                                    1994        1993          1991
  -----------------------------------------------------------------------------------------------------
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings                                                    $82,583     $84,495       $76,080

   Adjustments to reconcile net earnings to net
    cash provided by operating activities:
      Depreciation and amortization (a)                              69,711      69,278        66,035
      Deferred income taxes                                          (8,251)        790        (3,653)
      Loss on sale of property and equipment                          1,509         543           518
      Write-off of bond issue cost/bond discount                      5,094           -             -
   Changes in assets and liabilities:
        Accounts receivable                                             297      (9,236)        9,350
        Inventories                                                 (81,619)    (64,329)      (45,614)
        Prepaid expenses                                             (9,444)     (5,035)       13,495
        Accounts payable                                            133,777     126,512       (34,789)
        Accrued expenses and state and local sales taxes             40,426      (6,800)      (11,464)
        Income taxes                                                  2,354      (3,269)        5,225
                                                                   --------    --------      --------

      NET CASH PROVIDED BY OPERATING ACTIVITIES                     236,437     192,949        75,183
                                                                   --------    --------      --------
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment - owned                    (115,645)    (64,400)      (58,601)
    Proceeds from sale of property and equipment                        644       3,239         1,968
    Other, net                                                       (2,033)      2,357         2,059
                                                                   --------    --------      --------
      NET CASH USED BY INVESTING ACTIVITIES                        (117,034)    (58,804)      (54,574)
                                                                   --------    --------      --------
  CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from short-term borrowings                             354,300     377,600       360,800
    Repayment of short-term borrowings                             (354,300)   (377,600)     (360,800)
    Proceeds from long-term debt                                    399,621       1,485         3,680
    Repayment of long-term debt                                    (341,219)    (67,827)     (115,716)
    Repayment of capitalized lease obligations                       (9,953)     (8,313)       (7,482)
    Debt issuance costs                                             (10,098)     (9,445)          (26)
    Exercise of stock options                                         2,021       4,556         1,489
                                                                   --------    --------      --------
      NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES               40,372     (79,544)     (118,055)
                                                                   --------    --------      --------
  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              159,775      54,601       (97,446)

  CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                     165,317     110,716       208,162
                                                                   --------    --------      --------
  CASH AND CASH EQUIVALENTS - END OF YEAR                          $325,092    $165,317      $110,716
                                                                   ========    ========      ========

(a) Includes other amortization classified as selling, general and administrative expenses of $7,884 for fiscal 1993, $10,131 for fiscal 1992, $9,434 for fiscal 1991 and $70, $447 and $447 of discount amortization classified as interest expense in fiscal 1993, 1992 and 1991, respectively.


See Notes to Consolidated Financial Statements.

Service Merchandise Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED JANUARY 1, 1994

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.

        Fiscal year: The Company's fiscal year ends on the Saturday closest to the end of the calendar year. There were 52 weeks in the fiscal year ended January 1, 1994 (fiscal 1993), 53 weeks in the fiscal year ended January 2, 1993 (fiscal 1992) and 52 weeks in the fiscal year ended December 28, 1991 (fiscal 1991).

        Cash and cash equivalents: Cash and cash equivalents include cash on hand and short-term, highly liquid investments which generally include certificates of deposit, commercial paper, time deposits, securities under agreements to repurchase and institutional money market funds. Such investments are generally made for periods covering 1 to 30 days. These investments are valued at cost, which approximates market, and have a weighted average interest rate of 3.3% and 3.4% as of January 1, 1994 and January 2, 1993, respectively.

        Accounts receivable: Accounts receivable include trade accounts, vendor advertising allowances and customer layaway receivables.

        Inventories: Inventories are valued at the lower of cost or market, utilizing the first-in, first-out method.

        Property and equipment - owned: Owned property and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over a period of 5 to 10 years for furniture, fixtures and equipment and 30 years for buildings. Leasehold improvements are depreciated over the lesser of the life of the asset or the real estate lease term. Accelerated depreciation methods are used for income tax purposes.

        Property and equipment - capitalized leases: Capitalized leases are recorded at the lower of fair value of the leased property or the present value of the minimum lease payments at the inception of the lease. Amortization of leased property is computed using the straight-line method over the term of the lease.

        Deferred charges: Deferred charges consist primarily of debt issuance costs and deferred finance charges which are amortized over the life of the related debt.

        Income taxes: In fiscal 1992 and 1991, income taxes were accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 11, "Accounting for Income Taxes." Effective the first day of fiscal 1993, the Company implemented Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which superseded APB No. 11. Under SFAS 109, the asset and liability method is used for computing future tax consequences of events which have been recognized in the Company's financial statements or tax returns. Deferred tax expense or benefit is the change during the year in the Company's deferred tax assets and liabilities.

        Reclassifications: Certain prior period amounts have been reclassified for comparative purposes.

        Business segment: Substantially all of the Company's assets, revenue and operating income are employed in or generated from the retail catalog store industry within the United States.

        Net earnings per common share: Net earnings per common share is computed by dividing net earnings by the weighted average number of common shares and common share equivalents which consist of outstanding stock options and restricted shares (Note G). All 1992 and 1991 share data has been restated for the three-for-two stock split in fiscal 1992 and the five-for-four stock split in fiscal 1991.

20
                                     -37-

                              Service Merchandise Company, Inc. and Subsidiaries


B.   PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:

                                                         January 1,                  January 2,
            (In thousands)                                 1994                        1993
            -----------------------------------------------------------------------------------
            Owned assets:
              Land                                      $  114,275                 $    91,594
              Buildings                                    408,037                     360,644
              Furniture, fixtures and equipment            325,402                     296,699
              Leasehold improvements                       112,891                     107,911
              Construction in progress                       2,896                       6,418
              Other                                         20,907                      20,712
                                                        ----------                 -----------
                                                           984,408                     883,978
            Less: accumulated depreciation and
                  amortization                            (408,696)                   (369,161)
                                                        ----------                 -----------
                  Owned assets, net                     $  575,712                 $   514,817
                                                        ==========                 ===========
             Capitalized leases:
                  Real estate                           $  116,469                 $   117,847
                  Furniture, fixtures and equipment         11,904                      22,277
                                                        ----------                 -----------
                                                           128,373                     140,124
               Less: accumulated amortization              (68,245)                    (71,178)
                                                        ----------                 -----------
                 Capitalized leases, net                $   60,128                 $    68,946
                                                        ==========                 ===========
            -----------------------------------------------------------------------------------

C.    REVOLVING CREDIT FACILITY

         The Company's senior credit facility is the Credit Agreement, which consists of a $475 million Revolving Credit Facility and a Secured Term Loan (Note D). The Revolving Credit Facility matures on December 31, 1995. At January 1, 1994 and January 2, 1993, there were no borrowings outstanding under the Revolving Credit Facility.

         Loans under the Revolving Credit Facility bear interest, at the Company's option of either the contractual rate of LIBOR plus 1 1/8% or Prime Rate plus 1/8%, as defined. A facility fee of 3/8% per annum is payable quarterly on the total commitment. The Revolving Credit Facility includes a $250 million competitive bid facility which allows the Company to solicit bids from its lenders to borrow at interest rates below the contractual rate. The Revolving Credit Facility is subject to the restrictive covenants and security requirements contained in the Credit Agreement (Note D) and requires no borrowings be outstanding for a 30 day consecutive period each year.


                                                                           21
                                      -38-

Service Merchandise Company, Inc. and Subsidiaries

D.   LONG-TERM DEBT

         Long-term debt consists of the following:

   (In thousands)                                             January 1, 1994        January 2, 1993
   --------------------------------------------------------------------------------------------------
   Secured Term Loan                                            $   122,026            $  157,026

   11 3/4% Senior Subordinated Notes due 1996, net
     of unamortized discount of $1,677                                    -               298,323

   9% Senior Subordinated Debentures, payable in
     equal installments in 2003 and 2004                            300,000                     -

   8 3/8% Senior Notes due 2001, net of unamortized
     discount of $369                                                99,631                     -

   First Mortgage Secured Notes, weighted average
     variable interest rate at January 1, 1994 of 4.3%,
     payable in three equal installments from 1998 to 2000           90,000                90,000


   Mortgage notes payable, weighted average fixed
     interest rate at January 1, 1994 of 11.1%, payable
     in varying amounts to 2022                                      56,131                61,173

   Industrial Revenue Bonds, fixed and variable interest
     rates, weighted average interest rate at January 1,
     1994 of 3.6%, payable in varying amounts to 2024                40,485                41,385


   Other                                                                230                   508
                                                                -----------            ----------
                                                                    708,503               648,415
   Less:  current maturities                                        (91,751)              (41,029)
                                                                -----------            ----------
      Long-term debt                                            $   616,752            $  607,386
                                                                ===========            ==========
   --------------------------------------------------------------------------------------------------


         The Credit Agreement includes a Secured Term Loan in original principal of $360 million. At January 1, 1994, the outstanding principal balance of the Secured Term Loan was $122 million. The Secured Term Loan matures on December 31, 1995 and requires scheduled principal payments of $60 million in December 1994 and $62 million in December 1995. Obligations under the Secured Term Loan bear interest, at the Company's option of either LIBOR plus 1 1/2% or Prime Rate plus 1/2%, as defined.

         The Credit Agreement contains various financial and other covenants, including: (a) restrictions on incurrence of indebtedness, leases, liens and contingent obligations; (b) restrictions on mergers, acquisitions, sales of assets, investments and transactions with affiliates; (c) a prohibition, with certain limited exceptions, on distributions, dividends and repurchases of capital stock by the Company; (d) requirements to make certain prepayments out of excess cash flow and (e) financial tests, including requirements to maintain specified levels of consolidated current ratio, leverage ratio, interest coverage ratio, cash expense coverage and tangible net worth, as defined. At January 1, 1994, the Company was in compliance with these covenants.

         Amounts borrowed under the Credit Agreement are secured by a lien on substantially all of the assets of the Company, other than inventory and certain property securing other debt, principally mortgages.
22
                                      -39-

                              Service Merchandise Company, Inc. and Subsidiaries


         On February 17, 1993, the Company issued $300 million of 9% Senior Subordinated Debentures (the "Debentures"), due in equal installments in 2003 and 2004. Net proceeds of $294 million, together with cash on hand, were used to redeem the existing $300 million of 11 3/4% Senior Subordinated Notes due 1996 at a premium of 101.68% plus accrued interest. The Company recorded an extraordinary loss of $7.5 million, net of tax benefit of $5.0 million, in connection with the early extinguishment of this debt. Interest on the Debentures is payable semiannually in June and December. The Debentures are subordinated to all senior indebtedness of the Company, as defined, and are callable, at the Company's option, beginning December 1997 at a premium of 104.5% which decreases annually until reaching par in December 2000.

         On October 26, 1993, the Company issued $100 million of 8 3/8% Senior Notes (the "Notes") due 2001, priced at 99.621% to yield 8.45%. The proceeds were used for general corporate purposes, including the Company's opening of new stores and other capital expenditures, and will be used to prepay approximately $27.2 million of certain high coupon mortgage indebtedness during the first half of 1994. Initially, the net proceeds were applied to reduce borrowings under the Company's Revolving Credit Facility. Interest on the Notes is payable semi-annually in January and July.

         Long-term debt maturities are as follows:

                                     (In thousands)
                                     Fiscal year
                                     ----------------------------------
                                          1994                $  91,751
                                          1995                   75,366
                                          1996                    1,810
                                          1997                    4,456
                                          1998                   33,560
                                          Thereafter            501,560
                                                               --------
                                              Total            $708,503
                                                               ========
                                     ----------------------------------


       Mortgage notes payable and Industrial Revenue Bonds are collateralized by property and equipment having a net book value at January 1, 1994 of approximately $142.0 million and $28.9 million, respectively. The Industrial Revenue Bonds are primarily floating rate demand obligations.

         The Company utilizes interest rate cap agreements to reduce the risk of unfavorable interest rate fluctuations on its variable interest rate long-term debt. At January 1, 1994, the Company had an 11.5%, three month LIBOR interest rate cap agreement on $45 million of its variable interest rate First Mortgage Notes. The interest rate cap agreement matures on June 30, 1998. The Company is exposed to credit loss in the event of nonperformance by a counterparty to the interest rate cap agreement; however, the Company does not anticipate nonperformance by the counterparty.

         Cash payments for interest were $72.2 million, $109.2 million and $113.5 million for fiscal 1993, 1992 and 1991, respectively.



                                                                             23
                                     -40-

Service Merchandise Company, Inc. and Subsidiaries

E.   LEASE COMMITMENTS

           The Company has both capital and operating lease agreements for store and other facilities as well as for certain furniture, fixtures and equipment. Under most of these lease agreements, the Company pays taxes, insurance and maintenance costs. Lease terms for stores generally range from 10 to 25 years with renewal periods for an additional 5 to 10 years. Certain store leases provide for additional contingent rental payments based on a percentage of sales in excess of specified minimum amounts.

         Future minimum lease payments as of January 1, 1994 are as follows:

                                                       Capitalized Lease Obligations
                                                      ------------------------------
          (In thousands)                              Real        Furniture, Fixtures            Operating
          Fiscal year                                Estate         and Equipment                 Leases
          ------------------------------------------------------------------------------------------------
          1994                                       $15,291            $  2,966                 $  69,945
          1995                                        14,484               2,966                    66,205
          1996                                        14,224               2,540                    63,322
          1997                                        13,764               1,230                    56,362
          1998                                        13,821                 176                    50,731
          Thereafter                                  81,971                   -                   410,183
                                                     -------            --------                  --------
            Total minimum payments                   153,555               9,878                  $716,748
                                                                                                  ========
          Less:  imputed interest                    (72,341)             (1,248)
                                                     -------            --------
          Present value of net minimum lease
            payments                                  81,214               8,630
          Less:  current maturities                   (5,623)             (2,452)
                                                     -------            --------
            Capitalized lease obligations            $75,591            $  6,178
                                                     =======            ========


         Minimum sublease rentals, not deducted from above, to be received in the future under noncancellable operating subleases, aggregated $77.8 million at January 1, 1994.

            Capitalized real estate and equipment leases are at effective rates of approximately 12.3% and 5.9%, respectively, as of January 1, 1994. Additions to capitalized leases for fiscal 1993, 1992 and 1991 were $1.1 million, $5.0 million and $5.4 million, respectively.

         Rental expense consists of the following:

                                                                     Fiscal year

          (In thousands)                               1993               1992                 1991
          --------------------------------------------------------------------------------------------
          Minimum rentals                            $66,807            $ 62,425            $  57,146
          Contingent rentals                           1,833               2,234                1,905
          Sublease rental income                      (9,034)             (9,335)              (9,753)
                                                     -------            --------            ---------
            Net rental expense                       $59,606            $ 55,324            $  49,298
                                                     =======            ========            =========





24
                                     -41-

                              Service Merchandise Company, Inc. and Subsidiaries

F.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following disclosure of estimated fair value of financial instruments as of January 1, 1994 and January 2, 1993 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information as of January 1, 1994 and January 2, 1993 and valuation methodologies considered appropriate to the circumstances. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.

                                                        January 1, 1994                   January 2, 1993
                                                        ---------------                   ---------------
                                                     Carrying     Estimated           Carrying     Estimated
         (In thousands)                               Amount      Fair Value           Amount     Fair Value
         -----------------------------------------------------------------------------------------------------
         Assets:
            Cash and cash equivalents                $325,092        $325,092         $165,317      $165,317
         Liabilities:
            Secured Term Loan                         122,026         122,235          157,026       158,725
            11 3/4% Senior Subordinated
                Notes, net of discount                      -               -          298,323       305,035
            9% Senior Subordinated Debentures         300,000         302,250                -             -
            8 3/8% Senior Notes, net of
                discount                               99,631         100,005                -             -
            Mortgages                                 146,131         145,417          151,173       153,813
            Industrial Revenue Bonds                   40,485          40,485           41,385        41,385
         -----------------------------------------------------------------------------------------------------


         Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments (less than three months).

         Secured Term Loan and mortgages: Fair value is based on management's estimate of the present value of estimated future cash flows discounted at the current market rate for financial instruments with similar characteristics and maturity.

         11 3/4% Senior Subordinated Notes: Fair value is based on quoted market prices from the American Stock Exchange at December 31, 1992.

         9% Senior Subordinated Debentures and 8 3/8% Senior Notes: Fair value is based on quoted market prices from the New York Stock Exchange at December 31, 1993.

         Industrial Revenue Bonds: The carrying value approximates the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company is equivalent to the current market rate demanded by investors; therefore, the instruments trade at par.

         Interest rate cap agreement: The Company utilizes an interest rate cap agreement to reduce the risk of unfavorable interest rate fluctuations. The carrying value of the interest rate cap agreement was $0.4 million at January 1, 1994 and January 2, 1993. The fair value is estimated to be approximately $0.1 million at January 1, 1994 and January 2, 1993 as derived from quoted market prices from an institution making a market in these instruments.

         Letters of credit: The Company also has commercial and standby letters of credit used to secure corporate obligations. The commercial letters of credit have contractual amounts totaling $37.1 million and $35.0 million at January 1, 1994 and January 2, 1993, respectively, and fair values of $0.8 million at January 1, 1994 and January 2, 1993.
     The standby letters of credit have contractual amounts totaling $39.8 million and $39.0 million at January 1, 1994 and January 2, 1993, respectively, and fair values of $0.8 million and $1.0 million at January 1, 1994 and January 2, 1993, respectively. The fair value is estimated to be equivalent to fees currently charged for similar arrangements, which approximate the fees paid by the Company due to the short-term nature (less than one year) of the Company's commitments.

                                                                             25
                                      -42-

Service Merchandise Company, Inc. and Subsidiaries



G. STOCK OPTIONS AND AWARDS

         Under the Company's employee stock incentive plans, the Compensation Committee of the Board of Directors (the "Compensation Committee") has authority to grant the following types of awards: (a) stock options; (b) stock appreciation rights; (c) restricted stock; (d) deferred stock; (e) stock purchase rights and/or (f) other stock-based awards. Incentive stock options are granted at not less than 100% of the fair market value as of date of grant, and non-qualified options are granted at not less than 50% of the fair market value as of date of grant. Awards are exercisable subject to terms and conditions as determined by the Compensation Committee, with no term to exceed ten years after date of grant.

          In 1991, the Board of Directors adopted the 1991 Directors' Equity Plan (the "Directors' Plan") for non-employee directors. Under the Directors' Plan, eligible directors annually receive 188 restricted shares and stock options for 750 shares of the Company's common stock. Vesting of the restricted shares occurs one year from date of grant. The stock options are granted with an exercise price equal to the fair market value of the Company's common stock as of date of grant, are exercisable in 20% installments beginning one year from date of grant and expire ten years from grant date. An aggregate of 46,875 shares of the Company's common stock is authorized to be issued under this plan.

         At January 1, 1994, there were approximately 3.4 million shares of unissued common stock reserved for issuance under the Company's various stock incentive plans.

         Stock options: Stock option activity for these plans during the last three fiscal years was as follows:

               (In thousands, except per share data)          Incentive             Non-Qualified
               ----------------------------------------------------------------------------------
               Balance December 29, 1990                        1,265                    2,893
                  Granted at $2.20 to $6.90 per share               -                       39
                  Exercised                                      (467)                    (136)
                  Cancelled                                       (63)                    (169)
                                                               ------                   ------

               Balance December 28, 1991                          735                    2,627
                  Granted at $10.08 per share                       -                      193
                  Exercised                                      (327)                    (506)
                  Cancelled                                        (9)                    (110)
                                                               ------                   ------

               Balance January 2, 1993                            399                    2,204
                  Granted at $10.13 to $10.38 per share             -                    1,111
                  Exercised                                      (119)                    (349)
                  Cancelled                                        (6)                    (150)
                                                               ------                   ------

               Balance January 1, 1994                            274                    2,816
                                                               ======                   ======
               ----------------------------------------------------------------------------------


            Outstanding stock options at January 1, 1994 have exercise prices ranging from $1.85 to $9.97 per share for incentive stock options and $2.20 to $10.38 per share for non-qualified stock options. Of the options outstanding at January 1, 1994, approximately 1.5 million were available for exercise.

26
                                      -43-

                              Service Merchandise Company, Inc. and Subsidiaries

            Restricted stock awards: During fiscal 1989, the Company issued restricted shares under provisions of the 1989 Employee Stock Incentive Plan. The shares are restricted until February 1995 unless otherwise determined by the Compensation Committee. During that period, none of such shares may be sold, transferred, pledged or assigned. If a holder of restricted stock ceases to be employed by the Company, shares of restricted stock held will be forfeited. During the restriction period, holders of the shares may exercise full voting rights and receive all dividends with respect to those shares.
            Restricted stock activity for the last three fiscal years was as follows:

                      (In thousands)
                       -----------------------------------------------------
                        Balance December 29, 1990                     1,818
                           Cancelled                                   (142)
                           Vested                                      (480)
                           Granted                                        9
                                                                     ------

                        Balance December 28, 1991                     1,205
                           Cancelled                                    (76)
                           Vested                                      (131)
                           Granted                                        2
                                                                     ------

                        Balance January 2, 1993                       1,000
                           Cancelled                                    (96)
                           Vested                                        (2)
                           Granted                                        1
                                                                     ------

                        Balance January 1, 1994                         903
                                                                     ======
                       -----------------------------------------------------


         Deferred compensation of $24.4 million was recognized during 1989 in connection with the restricted stock awards. Amortization of $0.7 million, $1.2 million and $2.1 million was charged to operations in fiscal 1993, 1992 and 1991, respectively.

         Service Merchandise Foundation option: The Service Merchandise Foundation (the "Foundation"), a private charitable foundation, was formed in 1990. As a charitable contribution, the Company granted the Foundation an option to purchase approximately 1.9 million shares of common stock at $2.20 per share, the then current market price. The option is exercisable in whole or in part from date of grant until October 15, 2000. Under applicable Internal Revenue Service rulings, the stock option may not be exercised directly by the Foundation. The Foundation may sell all or a part of the option to unrelated not-for-profit entities, which may then exercise the option directly.

H.  SHAREHOLDERS' RIGHTS PLAN

         In February 1988, the Company issued Series A Junior Preferred Stock Purchase Rights to common shareholders. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock, $1 par value. The rights are not and will not become exercisable unless certain change of control events occur. Authorized are 400,000 shares, none of which have been issued as of January 1, 1994.
         Also authorized are 4.6 million shares of cumulative, $1 par value, preferred stock, none of which have been issued as of January 1, 1994.

                                                                             27
                                      -44-

Service Merchandise Company, Inc. and Subsidiaries

I.  RETIREMENT PLAN

         The Company has a defined benefit pension plan; all employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the Plan. Benefits are based on years of service and employee compensation. Contributions to the plan are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. The Company's funding policy has been to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, but no more than the maximum tax deductible amount. In fiscal 1993, 1992 and 1991, the Company made contributions of approximately $8.4 million, $8.5 million and $1.3 million, respectively, to the pension plan.

         The following table sets forth the funded status of the pension plan and net pension expense:

                                                                    January 1,          January 2,
            (In thousands)                                            1994                 1993
            --------------------------------------------------------------------------------------
            Actuarial present value of benefit obligations:
                Accumulated benefit obligation (includes
                  $47,693 and $39,443 of vested benefit
                  obligation, respectively)                          $ 49,997             $ 41,902
                                                                     ========             ========

                Projected benefit obligation                         $ 55,301             $ 44,679
            Plan assets at fair value, primarily
                listed corporate stocks and bonds                      49,522               41,945
                                                                     --------             --------

            Projected benefit obligation in
                excess of plan assets                                   5,779                2,734
            Unrecognized net loss                                      (8,785)              (4,024)
            Unrecognized transitional asset, net of amortization        3,793                4,172
            Unrecognized prior service cost                             3,750                4,280
                                                                     --------             --------

                Accrued pension liability                            $  4,537             $  7,162
                                                                     ========             ========

            Service cost                                             $  7,355             $  6,849
            Interest on projected benefit obligation                    3,602                2,968
            Actual return on plan assets                               (4,435)              (3,320)
            Net amortization and deferrals                               (719)              (1,513)
                                                                     --------             --------

                Net pension expense                                  $  5,803             $  4,984
                                                                     ========             ========
            --------------------------------------------------------------------------------------

            Net pension expense was $3.7 million for fiscal 1991.

         Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows: weighted average discount rate for fiscal 1993 and fiscal 1992 were 7.5% and 8%, respectively; expected long-term rate of return on pension plan assets for fiscal 1993 and fiscal 1992 were 10.5% and 11%, respectively; and rate of increase in future compensation levels for fiscal 1993 and fiscal 1992 were 5% and 6%, respectively.

J.  EMPLOYEE SAVINGS PLAN

         The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a voluntary compensation deferral plan under Section 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the Plan. Eligible employees may elect to defer from 1% to 15% of their compensation. The Company will match, based on earnings performance, up to 50% of the first 6% of employees' salary deferral. Deferrals are invested in Company common stock and/or in other securities and investments as permitted by the Plan and directed by each employee.

         Company contributions to the Plan were $3.6 million, $3.8 million and $3.1 million for fiscal 1993, 1992 and 1991, respectively.
28

Service Merchandise Company, Inc. and Subsidiaries

K.  INCOME TAXES

          The Company adopted SFAS 109, "Accounting for Income Taxes," effective the first day of fiscal 1993. The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

          The adjustment to the January 3, 1993 consolidated balance sheet to adopt SFAS 109 was a benefit of $7.7 million. This benefit is reflected in net income for the first quarter of 1993 as the cumulative effect of a change in accounting principle. The adjustment primarily represents the impact of adjusting deferred taxes to reflect the 34% federal income tax rate at the time of the change as opposed to the higher income tax rates in effect when the temporary differences originated. There was no material impact to the deferred tax liability resulting from the statutory federal income tax rate increase enacted by the Omnibus Budget Reconciliation Act of 1993.

          The provision for income taxes, net of the $5 million tax benefit in fiscal 1993 on the extraordinary loss from early extinguishment of debt consists of the following:

                                                                             Fiscal year
              (In thousands)                                   1993             1992             1991
              ------------------------------------------------------------------------------------------
              Current income taxes:
                 Federal                                    $  42,802        $  45,191        $   45,418
                 State and local                                7,021            8,041             6,876
                                                            ---------        ---------        ----------
                                                               49,823           53,232            52,294
              Deferred income taxes                                71              790            (3,653)
                                                            ---------        ---------        ----------
                 Total income taxes                         $  49,894        $  54,022        $   48,641
                                                            =========        =========        ==========
              ------------------------------------------------------------------------------------------



     Deferred tax assets (liabilities) at January 1, 1994 are comprised of the following:

                          (In thousands)                                        January 1, 1994
                          ---------------------------------------------------------------------
                          Financial accruals without economic performance         $   19,571
                          Capitalized leases                                          12,131
                          Deferred compensation                                        2,132
                          Pension liability                                            1,582
                          Other                                                        6,247
                                                                                  ----------
                             Deferred tax asset                                       41,663
                                                                                  ----------

                          Depreciation                                               (36,589)
                          Layaway sales                                               (3,840)
                          Other                                                       (2,202)
                                                                                  ----------
                             Deferred tax liability                                  (42,631)
                                                                                  ----------

                          Net deferred tax liability                              $     (968)
                                                                                  ==========
                          ---------------------------------------------------------------------



     Prior to the change in accounting method, the source of deferred tax items and the corresponding tax effects were as follows:

                                                                         Fiscal year
                          (In thousands)                        1992                   1991
                          -------------------------------------------------------------------
                          Depreciation                      $  (1,170)             $  (1,476)
                          Deferred compensation                 1,386                    581
                          Other                                   574                 (2,758)
                                                            ---------              ---------
                          Total provision for deferred
                              taxes                         $     790              $  (3,653)
                                                            =========              =========

                                                                             29
                                      -46-

Service Merchandise Company, Inc. and Subsidiaries

         A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

                                                                                Fiscal year
                                                                        1993       1992        1991
              ---------------------------------------------------------------------------------------
              Statutory federal tax rate                                35.0%      34.0%       34.0%
              State and local income taxes, net of federal benefit       3.7%       3.9%        3.2%
              Other                                                      1.3%       1.1%        1.8%
                                                                        -----      -----       -----
              Effective tax rate                                        40.0%      39.0%       39.0%
                                                                        =====      =====       =====
              ---------------------------------------------------------------------------------------



         Cash payments for income taxes were $48.0 million, $55.4 million, and $47.6 million for fiscal 1993, 1992 and 1991, respectively.

L.  QUARTERLY FINANCIAL INFORMATION - UNAUDITED

      (In thousands, except per share data)
                                                March 31,        June 30,        September 30,        January 1,
       THREE MONTHS ENDED:                        1993             1993              1993               1994
       ---------------------------------------------------------------------------------------------------------
       Net sales                              $  672,863       $   803,112       $    704,080        $ 1,634,563
                                              ==========       ===========       ============        ===========

       Gross margin (a)                       $  154,516       $   201,429       $    169,260        $   420,730
                                              ==========       ===========       ============        ===========

       Earnings (loss) before extraordinary
         loss and cumulative effect of
         change in accounting principle       $  (10,858)      $     8,420       $     (4,303)       $    89,056
                                              ===========      ===========       ============        ===========

       Extraordinary loss from early
         extinguishment of debt, net of tax
         benefit of $4,982                    $    (7,598)     $         -       $        124        $         -
                                              ===========      ===========       ============        ===========

       Cumulative effect of change in
         accounting principle                 $     7,742      $         -       $          -        $         -
                                              ===========      ===========       ============        ===========

       Net earnings (loss)                    $   (10,714)     $     8,420       $     (4,179)       $    89,056
                                              ===========      ===========       ============        ===========

       Per common share:
       Earnings (loss) before extraordinary
         loss and cumulative effect of
         change in accounting principle       $     (0.11)     $      0.08       $      (0.04)       $      0.87
                                              ===========      ===========       ============        ===========

       Extraordinary loss from early
         extinguishment of debt, net of tax
         benefit                              $     (0.07)     $         -       $          -        $         -
                                              ===========      ===========       ============        ===========

       Cumulative effect of change in
         accounting principle                 $      0.08      $         -       $          -        $         -
                                              ===========      ===========       ============        ===========

       Net earnings (loss) per common
         share                                $     (0.10)     $      0.08       $      (0.04)       $      0.87
                                              ===========      ===========       ============        ===========
       ---------------------------------------------------------------------------------------------------------



                                              March 31,        June 30,       September 30,     January 2,
       THREE MONTHS ENDED:                      1992             1992             1992            1993
       ---------------------------------------------------------------------------------------------------
       Net sales                              $ 664,654       $  781,497      $  698,214        $1,568,425
                                              =========       ==========      ==========        ==========

       Gross margin (a)                       $ 157,099       $  187,982      $  169,911        $  391,976
                                              =========       ==========      ==========        ==========

       Net earnings (loss)                    $  (9,392)      $    6,035      $   (1,718)       $   89,570
                                              =========       ==========      ==========        ==========

       Net earnings (loss) per share          $   (0.09)      $     0.06      $    (0.02)       $     0.88
                                              =========       ==========      ==========        ==========
       ---------------------------------------------------------------------------------------------------

      (a) Gross margin after cost of merchandise sold and buying and occupancy expenses.

30
                                      -47-

                              Service Merchandise Company, Inc. and Subsidiaries

   STATEMENT OF RESPONSIBILITY

         The Company is responsible for the information presented in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and present fairly in all material respects the Company's Consolidated Balance Sheets, Statements of Operations, Changes in Shareholders' Equity and Cash Flows. Certain amounts included in the financial statements are estimated based on currently available information and judgment regarding the outcome of future conditions and circumstances. Financial information presented elsewhere in this Annual Report is consistent with that in the financial statements.
         Management developed and maintains a system of accounting and controls, including an extensive internal audit program, designed to provide reasonable assurance that the Company's assets are protected from improper use and accounting records provide a reliable basis for the preparation of financial statements. This system is continually reviewed, improved and modified in response to changing business conditions and operations and to recommendations made by the independent and internal auditors. Management believes the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.


   Raymond Zimmerman                              S. Cusano
   Chairman of the Board, President and           Vice President and
   and Chief Executive Officer                    Chief Financial Officer





   INDEPENDENT AUDITORS' REPORT

   Board of Directors and Shareholders
   Service Merchandise Company, Inc.

         We have audited the accompanying consolidated balance sheets of Service Merchandise Company, Inc. and subsidiaries as of January 1, 1994 and January 2, 1993 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Service Merchandise Company, Inc. and subsidiaries at January 1, 1994 and January 2, 1993, and the consolidated results of their operations and cash flows for each of the three years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.
         As discussed in Note K to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 3, 1993 to conform with Statement of Financial Accounting Standards No. 109.



   DELOITTE & TOUCHE
   January 26, 1994
   Nashville, Tennessee

                                                                             31
                                     -48-