Form 10-K405, Exhibit 13
period 1995-01-01
SERVICE MERCHANDISE CO INC
filed 1995-03-28
CIK 89107


                                                                                                                        EXHIBIT 13
                                           Service Merchandise Company, Inc. and Subsidiaries


       SELECTED FINANCIAL INFORMATION
                                                                                      Fiscal Year
       (In thousands, except per share, store and ratio data)      1994          1993          1992         1991           1990
- ----------------------------------------------------------------------------------------------------------------------------------

       RESULTS OF OPERATIONS
         Net sales                                               $4,050,381   $3,814,618    $3,712,790    $3,399,752    $3,435,037
         Earnings before interest and income taxes                  175,697      210,434       231,202       233,595       224,382
         Interest expense - debt and
           capitalized leases                                        74,762       73,243        92,685       108,874       126,459
         Earnings before extraordinary loss
           and cumulative effect of change in accounting
           principle                                                 61,570       82,315        84,495        76,080        60,712
         Net earnings                                                56,155       82,583        84,495        76,080        60,712

       Ratios & Rates
         Gross margin to net sales                                     24.0%        24.8%         24.4%         25.8%         25.1%
         Selling, general and administrative
           expenses to net sales (a)                                   18.1%        17.7%         16.6%         17.3%         16.9%
         Effective tax rate                                            39.0%        40.0%         39.0%         39.0%         38.0%
         Earnings before extraordinary loss and
          cumulative effect of change in accounting
          principle to net sales                                        1.5%         2.2%          2.3%          2.2%          1.8%
         Net earnings to net sales                                      1.4%         2.2%          2.3%          2.2%          1.8%

       PER COMMON SHARE (b)
         Earnings per share before extraordinary loss
           and cumulative effect of change in accounting
           principle                                             $     0.61   $     0.80    $     0.83    $     0.76    $     0.62
         Net earnings per share                                  $     0.55   $     0.81    $     0.83    $     0.76    $     0.62
         Weighted average common shares and
           common share equivalents outstanding                     101,373      102,078       101,602       100,476        98,528


       FINANCIAL POSITION
         Inventories                                             $1,004,282   $  939,259    $  857,640    $  793,311    $  747,697
         Accounts payable                                           639,766      630,723       496,946       370,434       407,791
         Working capital                                            292,982      314,715       289,599       221,613       252,922
         Total assets (a)                                         1,926,902    2,011,575     1,707,460     1,570,783     1,651,132
         Long-term obligations (c)                                  618,423      698,521       696,911       714,696       826,602
         Shareholders' equity                                       336,376      279,538       194,207       104,315        25,374

       Ratios
         Inventory turnover                                             3.2x         3.2x          3.4x          3.3x          3.4x
         Current ratio                                                  1.3x         1.3x          1.4x          1.3x          1.3x
         Long-term obligations to total capitalization                 64.8%        71.4%         78.2%         87.3%         97.0%

       OTHER INFORMATION
         Total net sales increase (decrease)                            6.2%         2.7%          9.2%         (1.0%)         3.9%
         Comparable stores net sales increase (decrease) (d)            1.3%         0.3%          5.2%         (4.8%)         0.9%
         Number of catalog stores                                       406          391           371           359           346


       EBITDA DATA
         EBITDA (e)                                              $  242,495   $  280,075    $  300,033    $  299,183    $  294,778
         EBITDA to net sales                                            6.0%         7.3%          8.1%          8.8%          8.6%

 (a)  Certain prior period amounts have been reclassified for comparative purposes.
 (b)  Restated for stock splits in 1992 and 1991.
 (c)  Includes both long-term debt and capitalized lease obligations.
 (d)  Adjusted to reflect a comparable number of selling days.
 (e)  EBITDA consists of net earnings before interest, income taxes, depreciation and amortization and other non-cash charges and credits.  Also included in EBITDA is other amortization classified as selling, general and administrative expenses in the following amounts: 1994 - $4,263; 1993 - $7,884; 1992 - $10,131; 1991 - $9,434; 1990 - $15,709. EBITDA is not intended to represent net earnings, cash flow or any other measures of performance in accordance with generally accepted accounting principles, but is included because management believes certain investors find it to be a useful tool for measuring creditworthiness.
- ----------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                                               -10-


              Service Merchandise Company, Inc. and Subsidiaries

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

FISCAL YEAR ENDED JANUARY 1, 1995 COMPARED TO FISCAL YEAR ENDED JANUARY 1, 1994

Net earnings for the fiscal year ended January 1, 1995 (fiscal 1994) were $56.2 million, or $0.55 per share, compared to net earnings of $82.6 million, or $0.81 per share, for the fiscal year ended January 1, 1994 (fiscal 1993).
These amounts include extraordinary charges attributable to the early extinguishment of debt incurred in both years (See "Liquidity") and a benefit in fiscal 1993 related to the cumulative effect of adopting the new accounting standard for income taxes. The decrease in earnings is primarily attributable to additional store payroll costs resulting from an increased emphasis on customer service and to lower gross margin rates. Fiscal 1994 marked the beginning of a transition for Service Merchandise. The initial steps to this process included recognition of the importance of sales and service by improving the shopping experience for customers and increasing store inventory levels to achieve a consistently high in-stock position, particularly on promotional merchandise. This transition required higher payroll and inventory carrying costs which have adversely affected earnings.

The transition begun in fiscal 1994 will continue into fiscal 1995. The Company will focus on all aspects of merchandising, looking for opportunities to improve the profitability of its core merchandise lines and addressing those areas of underperformance. In addition, the Company remains committed to the customer service initiatives undertaken in fiscal 1994, but will focus on ways to increase the productivity of the Company's expense structure. The Company intends to reduce the number of store openings in order to concentrate its efforts on increasing the profitability of existing stores.

The Company's business is highly seasonal, with a significant portion of its sales occurring in the fourth quarter. Fourth quarter net sales accounted for 42.5% and 42.8% of total net sales, in fiscal 1994 and 1993, respectively. Fourth quarter net sales for fiscal 1994 increased 5.4% as compared to the fourth quarter of fiscal 1993.

For fiscal 1994, net sales were $4.1 billion compared to $3.8 billion for fiscal 1993, an increase of $235.8 million or 6.2%. Comparable store sales, adjusted for the one additional selling day in fiscal 1994, increased 1.3%.
The increase in comparable store sales reflects the initiatives undertaken in fiscal 1994 to provide higher levels of customer service, more competitive pricing and a better inventory in-stock position. Comparable store sales for the second half of fiscal 1994 increased 2.7% over the year-earlier period which was a significant improvement over the comparable store sales decrease of 0.8% for the first half of fiscal 1994.

Gross margin, after cost of merchandise sold and buying and occupancy expenses, decreased, as a percentage of net sales, to 24.0% from 24.8% in fiscal 1993. The decreased margin rate is a result of more competitive pricing in most product categories. This decrease is partially offset by a shift in the sales mix towards jewelry products. The decrease in the gross margin rate was less significant in the fourth quarter than the decline in either the second or third quarters.

Selling, general and administrative expenses for fiscal 1994 increased as a percentage of net sales to 18.1% from 17.7% in fiscal 1993. The increase is a result of additional payroll costs, as discussed earlier, associated with the renewed emphasis on customer service, offset in part by a decrease in advertising expense.

Depreciation and amortization on owned and leased property and equipment was $62.5 million for fiscal 1994 compared to $61.8 million for fiscal 1993, an increase of 1.3%. The increase is a result of additional capital expenditures associated with the opening of a net 15 stores. Capital expenditures (excluding capitalized leases) decreased to $82.1 million in fiscal 1994 from $115.6 million in fiscal 1993.

Interest expense on debt and capitalized leases increased slightly to $74.8 million in fiscal 1994 from $73.2 million in fiscal 1993. The increase is primarily a result of the rising interest rate environment in general, offset in part by the lower effective interest rate on the $600 million Reducing Revolving Credit Facility, better interest rate management and the prepayment of high coupon mortgages totaling $27.1 million (See "Liquidity").

The effective income tax rate decreased to 39% in fiscal 1994 from 40% in fiscal 1993 as a result of a reduction in the effective rates of state income taxes.

              Service Merchandise Company, Inc. and Subsidiaries

FISCAL YEAR ENDED JANUARY 1, 1994 COMPARED TO FISCAL YEAR ENDED JANUARY 2, 1993

Net earnings for the fiscal year ended January 1, 1994 (fiscal 1993) were $82.6 million, or $0.81 per share, compared to net earnings of $84.5 million, or $0.83 per share, for the fiscal year ended January 2, 1993 (fiscal 1992). The decrease in net earnings reflected a $4.5 million pre-tax charge ($2.7 million after-tax or $0.03 per share) associated with closing the Company's three store Kids' Central USA operations, a test specialty store concept initiated in 1992. The decision to discontinue the concept reflected the Company's efforts to focus on its core business.

The Company's business is highly seasonal, with a significant portion of its sales occurring in the fourth quarter. Fourth quarter net sales accounted for 42.8% and 42.2% of total net sales, in fiscal 1993 and 1992, respectively. Fourth quarter net sales for fiscal 1993 increased 4.2% as compared to the fourth quarter of fiscal 1992.

For fiscal 1993, net sales were $3.8 billion compared to $3.7 billion for fiscal 1992, an increase of $101.8 million or 2.7%. The Company opened a net of 20 catalog stores during fiscal 1993. Comparable store sales, adjusted for the five fewer selling days in fiscal 1993, increased 0.3% over fiscal 1992. Jewelry sales increased at a pace exceeding that experienced by the Company as a whole. The relatively flat comparable store sales performance was attributable to several factors. The Company was not as price promotional as it was in fiscal 1992 while many other retailers continued heavy price promotional programs to attract sales volume in a highly competitive retail
environment.   While retail sales, in general, reported moderate increases, consumer demand was strongly focused on durable goods in the home improvement area, principally furnishings and major appliances, which are not significant product offerings for the Company. Competition was also particularly intense in consumer electronics, specifically in certain geographic markets where competitors opened a significant number of new stores. Additionally, in the southern Florida market, sales comparisons to last year were adversely impacted by the additional sales volume generated in fiscal 1992 by Hurricane Andrew.

Gross margin, after cost of merchandise sold and buying and occupancy expenses, increased, as a percentage of net sales, to 24.8% in fiscal 1993 from 24.4% in fiscal 1992. The increase in gross margin rate reflected less reliance on promotional pricing, improvements in the jewelry and hardlines margin rates and a shift in sales mix toward jewelry sales, partially offset by an increase in transportation costs and an increase in rent and occupancy costs associated with the new store openings during fiscal 1993.

Selling, general and administrative expenses for fiscal 1993 increased as a percentage of net sales to 17.7% from 16.6% in fiscal 1992. Of the increase, approximately $28.8 million related to planned increases in advertising expenditures. A significant portion of the advertising expense increase related to the Company's fourth quarter broadcast campaign featuring Bill Cosby. While this campaign generated strong customer awareness, it did not translate into the sales increases originally anticipated. The remainder of the increase in advertising expense related to increases in household circulation and page quantities of the Company's traditional advertising vehicles of catalogs, newspaper inserts and flyers to support expansion of the Company's customer base. Additional increases in selling, general and administrative expenses related to the growth in employment and other overhead expenses associated with the net 20 catalog store openings during 1993 which were not totally offset by growth in sales volume. Selling, general and administrative expenses in fiscal 1993 also reflected $3.3 million of the total charge relating to the closing of the three Kids' Central USA stores.

Depreciation and amortization on owned and leased property and equipment was $61.8 million for fiscal 1993, a 5.2% increase over the $58.7 million recorded in fiscal 1992. Increased depreciation was attributable to capital expenditures, including increased new store ownership. The Company experienced significant growth in fiscal 1993 with the opening of a net 20 catalog stores, the most the Company had opened in any one year since 1985. Capital expenditures for property and equipment were $115.6 million and $64.4 million for fiscal 1993 and 1992, respectively.

Interest expense on debt and capitalized leases decreased $19.4 million, or 21.0% as compared to fiscal 1992. The lower interest expense was attributable to the first quarter refinancing of $300 million senior subordinated debt at a substantially lower rate and the second quarter successful renegotiation of lower rates on the Company's Credit Agreement (See "Liquidity"). Partially offsetting these inter-

              Service Merchandise Company, Inc. and Subsidiaries

est savings was the incremental interest expense associated with the $100 million Senior Notes issued in October 1993. These notes were issued to provide additional long-term financing for general corporate purposes, including funding of planned store openings and prepayment of certain high coupon mortgages.

In connection with the refinancing of the $300 million senior subordinated debt in fiscal 1993, the Company recorded an extraordinary loss due to early extinguishment of debt of $7.5 million, net of tax benefit of $5.0 million, or $0.07 per share.

The effective income tax rate increased to 40% for fiscal 1993 as compared to 39% in fiscal 1992. The increase related to an increase in the statutory federal income tax rate from 34% to 35% as enacted by the Omnibus Budget Reconciliation Act of 1993. In addition, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 3, 1993. The cumulative effect of this change in accounting principle was a benefit of $7.7 million or $0.08 per share.



LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL

The Company's business is highly seasonal, with the Company's investment in inventories reaching a peak prior to the Christmas season. These requirements are financed by internally generated funds and short-term borrowings. Cash flow from operations is principally generated in the fourth quarter of each fiscal year, reflecting the seasonal nature of the Company's retail business. Cash flow during the fourth quarter has been more than sufficient to allow the Company to repay all short-term borrowings under its Reducing Revolving Credit Facility prior to the end of each fiscal year (See "Liquidity").

Working capital decreased $21.7 million to $293.0 million at January 1, 1995 as compared to $314.7 million at January 1, 1994. Working capital at January 2, 1993 was $289.6 million. The current ratio at both January 1, 1995 and 1994 was 1.3 to 1 as compared to 1.4 to 1 at January 2, 1993. Working capital decreased in fiscal 1994 primarily as a result of the prepayment of approximately $150 million of long-term debt which enhanced the Company's
capital structure (See "Liquidity").   Current maturities of long-term debt
decreased to $13.1 million at January 1, 1995 from $91.8 million at January 1, 1994 as a result of these prepayments.

Short-term borrowings under the new $600 million Reducing Revolving Credit Facility reached a maximum of $527.2 million during fiscal 1994 as compared to $354.3 million and $377.6 million in fiscal 1993 and 1992, respectively. The increase was primarily attributable to the refinancing of the Secured Term Loan (See "Liquidity").


LIQUIDITY
FISCAL 1994

On June 8, 1994, the Company completed a new $600 million Reducing Revolving Credit Facility which replaced its Amended and Restated Credit Agreement originally dated May 20, 1992. The new Reducing Revolving Credit Facility replaced the $475 million Revolving Credit Facility and allowed for the prepayment of the remaining $122 million outstanding under the Secured Term Loan. The Company believes the new Reducing Revolving Credit Facility will be sufficient to meet its needs over the life of the agreement. The new Credit Facility extends the maturity of the Company's working capital facility from December 31, 1995 to June 8, 1999, reduces the effective interest rate on those borrowings to LIBOR +1.0% from LIBOR + 1.5% (both rates include a 3/8% facility fee on the committed amount), releases the security interests held in connection with the prior facility and provides for generally less restrictive covenants. The Reducing Revolving Credit Facility includes a $400 million competitive bid facility which allows the Company to solicit bids from its lenders to borrow at interest rates below the contractual rate. The maximum commitment level for the new facility reduces $25 million annually until reaching $475 million at December 31, 1998. At January 1, 1995, the maximum commitment level for the new facility was $575 million, and there were no outstanding borrowings at that time.

As discussed earlier, current maturities of long-term debt decreased in fiscal 1994 as compared to fiscal 1993 as a result of the prepayment of the Secured Term Loan and high coupon mortgages. In connection with these prepayments, an extraordinary loss of $5.4 million, net of tax benefit of $3.5 million, or $0.06 per share was recorded during fiscal 1994.

             Service Merchandise, Company, Inc. and Subsididaries

Cash provided from operations was $83.5 million for fiscal 1994 as compared to $236.4 million for fiscal 1993. In addition to the decrease in earnings for fiscal 1994, the decrease in cash flow from operations in fiscal 1994 is also a result of a less significant increase in trade payables as compared to the increases in fiscal 1993 and 1992. The cash generated from operations in fiscal 1994, supplemented with our existing Credit Facility, was used to finance capital expenditures of $82.1 million (excluding capitalized leases) for land, buildings, fixtures and equipment, the prepayment of the $122 million outstanding under the Secured Term Loan and to provide for general working capital needs associated with the opening of a net 15 stores. The Company believes that its existing debt structure and additional cash from operations will continue to fund future operations and capital expansion.


FISCAL 1993

In February 1993, the Company issued $300 million of 9% Senior Subordinated Debentures due in equal installments in 2003 and 2004. Net proceeds of $294 million, together with cash on hand, were used to redeem the existing $300 million of 11 3/4% Senior Subordinated Notes due in 1996 at a premium of 101.68% plus accrued interest. The Company recorded an extraordinary loss of $7.5 million, net of tax benefit of $5.0 million, or $0.07 per share, in connection with the early extinguishment of this debt.

In April 1993, the Company amended the existing Credit Agreement to reduce the contractual rate for the Secured Term Loan to LIBOR plus 1 1/2%, or Prime Rate plus 1/2%, and for the Revolving Credit Facility to LIBOR plus 1 1/8%, or Prime Rate plus 1/8%, plus a facility fee of 3/8% on the total commitment. This Credit Agreement was replaced with the $600 million Reducing Revolving Credit Facility in fiscal 1994.

In October 1993, the Company issued $100 million of 8 3/8% Senior Notes due 2001, priced at 99.621% to yield 8.45%. The proceeds were used for general corporate purposes, including the Company's planned opening of new stores, other capital expenditures and prepayment of high coupon mortgages totaling $27.1 million during the first half of fiscal 1994.

Cash provided from operations was $236.4 million for fiscal 1993 as compared to $192.9 million for fiscal 1992. These funds combined with short-term and long-term borrowings were used to finance capital expenditures of $115.6 million (excluding capitalized leases) for land, buildings, fixtures and equipment and to provide for general working capital needs associated with the opening of a net 20 catalog stores.

CAPITAL EXPENDITURES

Capital expenditures (excluding capitalized leases) in fiscal 1994 were $82.1 million, as compared to $115.6 million in fiscal 1993 and $64.4 million in fiscal 1992. The majority of the Company's capital expenditures related to the opening of new stores although a significant portion of the fiscal 1994 openings were operating lease properties. In fiscal 1994, the Company opened 23 stores (8 existing stores were closed) as compared to the opening of 27 catalog stores (7 existing catalog stores were closed) and 1 new Kids' Central USA store during fiscal 1993 and 17 catalog stores (5 existing stores were closed) along with 2 Kids' Central USA stores during fiscal 1992.

The Company expects the new store growth rate in fiscal 1995 to slow to an annual rate of approximately 3%, down from the 4% to 5% rate of the past two fiscal years. This decrease will allow the Company to focus its efforts on increasing the profitability of its existing stores. The Company expects to fund future capital expenditures through cash on hand together with cash flow from operations and temporary borrowings under the Reducing Revolving Credit Facility.

INFLATION

The Company does not believe inflation has had a material impact on the Company's net sales or net earnings during the last three fiscal years.

                                         Service Merchandise Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                  For the Fiscal Year Ended
                                                                      January 1,          January 1,           January 2,
    (In thousands, except per share data)                                1995                1994                 1993
    ---------------------------------------------------------------------------------------------------------------------
    Net sales                                                         $4,050,381          $3,814,618           $3,712,790

    Cost of merchandise sold and buying and occupancy expenses         3,079,350           2,868,482            2,805,979
                                                                      ----------          ----------           ----------
         Gross margin after cost of merchandise sold and
            buying and occupancy expenses                                971,031             946,136              906,811

    Selling, general and administrative expenses                         732,799             673,945              616,909

    Depreciation and amortization                                         62,535              61,757               58,700
                                                                      ----------          ----------           ----------
    Earnings before interest and income taxes                            175,697             210,434              231,202

    Interest expense - debt                                               64,531              62,102               80,856

    Interest expense - capitalized leases                                 10,231              11,141               11,829
                                                                      ----------          ----------           ----------
    Earnings before income taxes                                         100,935             137,191              138,517

    Income taxes                                                          39,365              54,876               54,022
                                                                      ----------          ----------           ----------
    Earnings before extraordinary loss and cumulative effect
         of change in accounting principle                                61,570              82,315               84,495

    Extraordinary loss from early extinguishment of debt, net
         of tax benefit of $3,462 and $4,982, respectively                (5,415)             (7,474)                   -

    Cumulative effect of change in accounting principle                        -               7,742                    -
                                                                      ----------          ----------           ----------
    Net earnings                                                      $   56,155          $   82,583           $   84,495
                                                                      ==========          ==========           ==========



    Per common share:

    Earnings before extraordinary loss and cumulative effect
         of change in accounting principle                            $     0.61          $     0.80           $     0.83

    Extraordinary loss from early extinguishment of debt, net
         of tax benefit                                                    (0.06)              (0.07)                   -

    Cumulative effect of change in accounting principle                        -                0.08                    -
                                                                      ----------          -----------          ----------
    Net earnings per common share                                     $     0.55          $     0.81           $     0.83
                                                                      ==========          ===========          ==========
- -------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                               -15-



                                Service Merchandise Company, Inc. and Subsidiaries


CONSOLIDATED BALANCE SHEETS
                                                                                   January 1,       January 1,
    (In thousands, except per share data)                                            1995             1994
    ----------------------------------------------------------------------------------------------------------
    ASSETS
    Current Assets:
      Cash and cash equivalents                                                   $  173,264        $  325,092
      Accounts receivable, net of allowance of
        $3,217 and $2,894, respectively                                               55,134            53,014
      Inventories                                                                  1,004,282           939,259
      Prepaid expenses                                                                27,778            29,898
                                                                                  ----------        ----------
        TOTAL CURRENT ASSETS                                                       1,260,458         1,347,263

    Net property and equipment - owned                                               594,772           575,712
    Net property and equipment - capitalized leases                                   51,932            60,128
    Other assets and deferred charges                                                 19,740            28,472
                                                                                  ----------        ----------
        TOTAL ASSETS                                                              $1,926,902        $2,011,575
                                                                                  ----------        ----------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities:
      Accounts payable                                                            $  639,766        $  630,723
      Accrued expenses                                                               205,709           188,050
      State and local sales tax                                                       61,668            59,035
      Income taxes                                                                    39,364            54,914
      Current maturities of long-term debt                                            13,098            91,751
      Current maturities of capitalized lease
        obligations                                                                    7,871             8,075
                                                                                  ----------        ----------
        TOTAL CURRENT LIABILITIES                                                    967,476         1,032,548

    Long-term debt                                                                   544,808           616,752
    Capitalized lease obligations                                                     73,615            81,769
    Deferred income taxes                                                              4,627               968
                                                                                  ----------        ----------
        TOTAL LIABILITIES                                                          1,590,526         1,732,037
                                                                                  ----------        ----------
    COMMITMENTS AND CONTINGENCIES

    SHAREHOLDERS' EQUITY
      Preferred stock, $1 par value, authorized 4,600 shares
        undesignated as to rate and other rights, none issued
      Series A Junior Preferred Stock, $1 par value, authorized
        400 shares, none issued
      Common stock, $.50 par value, authorized 500,000 shares, issued
        and outstanding 99,818 and 99,368 shares, respectively                        49,909            49,684
      Additional paid-in capital                                                       6,115             4,055
      Deferred compensation                                                           (2,789)           (1,187)
      Retained earnings                                                              283,141           226,986
                                                                                  ----------        ----------
        TOTAL SHAREHOLDERS' EQUITY                                                   336,376           279,538
                                                                                  ----------        ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $1,926,902        $2,011,575
                                                                                  ==========        ==========

- --------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                               -16-



                              Service Merchandise Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                Common Stock
                                             ------------------         Additional
                                             Common        Par           Paid-in        Deferred        Retained
    (In thousands)                           Shares       Value          Capital       Compensation     Earnings        Total
    ---------------------------------------------------------------------------------------------------------------------------
    Balance December 28, 1991                65,532       $32,766        $ 8,572        $(4,274)       $ 67,251        $104,315

    Net earnings                                  -             -              -              -          84,495          84,495

    Three-for-two stock split                32,836        16,418         (9,075)             -          (7,343)              -

    Exercise of stock options, net              738           369          4,187              -               -           4,556

    Amortization of deferred
      compensation                                -             -              -          1,227               -           1,227

    Cancellation of restricted stock            (66)          (33)          (483)           516               -               -

    Other                                       (30)          (15)          (355)           (16)              -            (386)
                                            -------       -------        -------        -------        --------        --------
    Balance January 2, 1993                  99,010        49,505          2,846         (2,547)        144,403         194,207

    Net earnings                                  -             -              -              -          82,583          82,583

    Exercise of stock options, net              454           227          1,794              -               -           2,021

    Amortization of deferred
      compensation                                -             -              -            727               -             727

    Cancellation of restricted stock            (96)          (48)          (594)           642               -               -

    Other                                         -             -              9             (9)              -               -
                                            -------       -------        -------        -------        --------        --------
    Balance January 1, 1994                  99,368        49,684          4,055         (1,187)        226,986         279,538

    Net earnings                                  -             -              -              -          56,155          56,155

    Exercise of stock options, net              112            56            363              -               -             419


    Shares issued under restricted
       stock awards                             480           240          2,579         (2,819)              -               -

    Amortization of deferred
      compensation                                -             -              -            264               -             264

    Cancellation of restricted stock           (142)          (71)          (882)           953               -               -
                                            -------       -------        -------        -------        --------        --------
    Balance January 1, 1995                  99,818       $49,909        $ 6,115        $(2,789)       $283,141        $336,376
                                            =======       =======        =======        =======        ========        ========
- -------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                               -17-



                                   Service Merchandise Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                              For the Fiscal Year Ended
                                                              January 1,               January 1,               January 2,
(In thousands)                                                  1995                     1994                     1993
- --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings                                             $  56,155                $  82,583                $  84,495
     Adjustments to reconcile net earnings to net
       cash provided by operating activities:
          Depreciation and amortization (a)                      66,850                   69,711                   69,278
          Deferred income taxes                                   3,659                   (8,251)                     790
          (Gain) loss on sale of property and equipment          (1,107)                   1,509                      543
          Write-off of bond discount and debt issue costs         6,830                    5,094                        -
          Changes in assets and liabilities
            (net of disposition)(b) :
              Accounts receivable                                (2,120)                     297                   (9,236)
              Inventories                                       (65,023)                 (81,619)                 (64,329)
              Prepaid expenses                                    2,120                   (9,444)                  (5,035)
              Accounts payable                                    9,043                  133,777                  126,512
              Accrued expenses                                   22,615                   40,426                   (6,800)
              Income taxes                                      (15,550)                   2,354                   (3,269)
                                                              ---------                ---------                ---------
          NET CASH PROVIDED BY OPERATING ACTIVITIES              83,472                  236,437                  192,949
                                                              ---------                ---------                ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to property and equipment - owned                (82,108)                (115,645)                 (64,400)
     Proceeds from sales of property and equipment                7,269                      644                    3,239
     Other, net                                                    (327)                  (2,033)                   2,357
                                                              ---------                ---------                ---------
          NET CASH USED BY INVESTING ACTIVITIES                 (75,166)                (117,034)                 (58,804)
                                                              ---------                ---------                ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from short-term borrowings                        527,200                  354,300                  377,600
     Repayment of short-term borrowings                        (527,200)                (354,300)                (377,600)
     Proceeds from long-term debt                                 3,200                  399,621                    1,485
     Repayment of long-term debt                               (153,849)                (341,219)                 (67,827)
     Repayment of capitalized lease obligations                  (8,133)                  (9,953)                  (8,313)
     Debt issuance costs                                         (1,771)                 (10,098)                  (9,445)
     Exercise of stock options                                      419                    2,021                    4,556
                                                              ---------                ---------                ---------
          NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES     (160,134)                  40,372                  (79,544)
                                                              ---------                ---------                ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (151,828)                 159,775                   54,601

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                   325,092                  165,317                  110,716
                                                              ---------                ---------                ---------
CASH AND CASH EQUIVALENTS - END OF YEAR                       $ 173,264                $ 325,092                $ 165,317
                                                              =========                =========                =========

(a)  Includes other amortization classified as selling, general and administrative expenses of $4,263 for fiscal 1994, $7,884 for fiscal 1993, $10,131 for fiscal 1992 and $52, $70 and $447 of discount amortization classified as interest expense in fiscal
     1994, 1993, and 1992, respectively.
(b)  Includes disposition costs previously accrued which were associated with the closing of the three Kids' Central USA stores.

- --------------------------------------------------------------------------------------------------------------------------
 See Notes to Consolidated Financial Statements.


                                                               -18-

               Service Merchandise Company, Inc. and Subsidiaries


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE YEARS ENDED JANUARY 1, 1995

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.
       Business segment: Substantially all of the Company's assets, revenue and operating income are employed in or generated from the retail store industry within the United States.
       Fiscal year: Effective January 2, 1994, the Company began reporting quarterly results as 13 weeks (two four-week periods and one five-week period) instead of three calendar months. Under the new reporting method, the Company's fiscal year ends on the Sunday closest to the end of the calendar year instead of the closest Saturday as in the last two fiscal years. The effect of the change to the new reporting method was immaterial to the comparability of the Company's financial results. There were 52 weeks in the fiscal years ended January 1, 1995 and 1994 and 53 weeks in the fiscal year ended January 2, 1993.
       Cash and cash equivalents: Cash and cash equivalents include cash on hand and short-term, highly liquid investments which generally include certificates of deposit, commercial paper, time deposits, securities under repurchase agreements and institutional money market funds. Such investments are generally made for periods covering 1 to 30 days. These investments are valued at cost, which approximates market, and have a weighted average interest rate of 6.0% and 3.3% as of January 1, 1995 and 1994, respectively.
       Accounts receivable: Accounts receivable include trade accounts, vendor advertising allowances and customer layaway receivables.
       Inventories: Inventories are valued at the lower of cost or market, utilizing the first-in, first-out method.
       Property and equipment - owned: Owned property and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over a period of 5 to 10 years for furniture, fixtures and equipment and 30 years for buildings. Leasehold improvements are depreciated over the lesser of the life of the asset or the real estate lease term. Accelerated depreciation methods are used for income tax purposes.
       Property and equipment - capitalized leases: Capitalized leases are recorded at the lower of fair value of the leased property or the present value of the minimum lease payments at the inception of the lease. Amortization of leased property is computed using the straight-line method over the term of the lease.
       Deferred charges: Deferred charges consist primarily of debt issuance costs and deferred finance charges which are amortized over the life of the related debt.
       Income taxes: In fiscal 1992, income taxes were accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 11, "Accounting for Income Taxes." Effective the first day of fiscal 1993, the Company implemented Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which superseded APB No. 11. Under SFAS No. 109, the asset and liability method is used for computing future tax consequences of events which have been recognized in the Company's financial statements or tax returns. Deferred tax expense or benefit is the change during the year in the Company's deferred tax assets and liabilities.
       Net earnings per common share: Net earnings per common share is computed by dividing net earnings by the weighted average number of common shares and common share equivalents which consist of outstanding stock options and restricted shares (See Note G). All 1992 per share data has been restated for the three-for-two stock split in fiscal 1992.
       Reclassifications: Certain prior period amounts have been reclassified for comparative purposes.

              Service Merchandise Company, Inc. and Subsidiaries


B.   PROPERTY AND EQUIPMENT
         Property and equipment consists of the following:


                                                                     January 1,                   January 1,
                 (In thousands)                                        1995                          1994
                 -------------------------------------------------------------------------------------------
                 Owned assets:
                   Land                                              $  119,555                   $  114,275
                   Buildings                                            433,587                      408,037
                   Furniture, fixtures and equipment                    351,410                      325,402
                   Leasehold improvements                               119,234                      112,891
                   Construction in progress                               6,631                        2,896
                   Other                                                 20,944                       20,907
                                                                     ----------                   ----------
                                                                      1,051,361                      984,408
                 Less: accumulated depreciation and amortization       (456,589)                    (408,696)
                                                                     ----------                   ----------
                   Owned assets, net                                 $  594,772                   $  575,712
                                                                     ==========                   ==========

                 Capitalized leases:
                   Real estate                                       $  116,049                   $  116,469
                   Furniture, fixtures and equipment                     11,916                       11,904
                                                                     ----------                   ----------
                                                                        127,965                      128,373
                 Less: accumulated amortization                         (76,033)                     (68,245)
                                                                     ----------                   ----------
                   Capitalized leases, net                           $   51,932                   $   60,128
                                                                     ==========                   ==========
                 -------------------------------------------------------------------------------------------


C.    REDUCING REVOLVING CREDIT FACILITY
       On June 8, 1994, the Company completed a new $600 million Reducing Revolving Credit Facility which replaced its existing $475 million Revolving Credit Facility and $122 million outstanding under the Secured Term Loan (See Note D). The new $600 million Reducing Revolving Credit Facility extends the maturity of the Company's working capital facility from December 31, 1995 to June 8, 1999, reduces the effective interest rate on those borrowings to LIBOR + 1.0% from LIBOR + 1.5% (both rates include a 3/8% facility fee on the committed amount), releases the security interests held in connection with the prior facility and provides for generally less restrictive covenants. The Reducing Revolving Credit Facility includes a $400 million competitive bid facility which allows the Company to solicit bids from its lenders to borrow at interest rates below the contractual rate. The maximum commitment level for the new facility reduces $25 million annually until reaching $475 million as of December 31, 1998. As of January 1, 1995, the maximum commitment level was $575 million.
       The Reducing Revolving Credit Facility contains various financial and other covenants, including: (a) certain restrictions on mergers, consolidation and sale of assets; (b) a restricted payments basket (as defined) to allow for dividends, debt and stock buyback under certain circumstances in an aggregate amount not to exceed a defined amount; (c) certain restrictions on incurring and assuming liens on non-permitted property or assets; and (d) financial tests including requirements to maintain levels of tangible net worth, leverage ratios, interest coverage ratio and fixed charge coverage, as defined. At January 1, 1995, the Company was in compliance with these covenants.
       The Reducing Revolving Credit Facility requires borrowings outstanding to be less than a defined amount for a period of 30 consecutive days each year. At January 1, 1995, there were no borrowings outstanding under this Credit Facility.

               Service Merchandise Company, Inc. and Subsidiaries


D.   LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                                 January 1,               January 1,
                (In thousands)                                                     1995                     1994
                ---------------------------------------------------------------------------------------------------
                9% Senior Subordinated Debentures, payable in
                  equal installments in 2003 and 2004                             $300,000                 $300,000

                Secured Term Loan                                                        -                  122,026

                8 3/8% Senior Notes due 2001, net of unamortized
                  discount of $317 and $369, respectively                           99,683                   99,631

                First Mortgage Secured Notes, weighted average
                  variable interest rate at January 1, 1995 of 6.2%,
                  payable in three equal installments from 1998 to 2000             90,000                   90,000

                Mortgage notes payable, weighted average fixed
                  interest rate at January 1, 1995 of 10.1%, payable
                  in varying amounts to 2022                                        27,664                   56,131

                Industrial Revenue Bonds, fixed and variable interest
                  rates, weighted average interest rate at January 1, 1995
                  of 4.9%, payable in varying amounts to 2024                       40,485                   40,485

                Other                                                                   74                      230
                                                                                  --------                 --------
                                                                                   557,906                  708,503
                Less:  current maturities                                          (13,098)                 (91,751)
                                                                                  --------                 --------
                  Long-term debt                                                  $544,808                 $616,752
                                                                                  ========                 ========
                ---------------------------------------------------------------------------------------------------



        During fiscal 1994, the Company prepaid high coupon mortgages of $27.1 million with interest rates ranging from 10% to 12.5%. Additionally, the Company prepaid the remaining $122 million outstanding under the Secured Term Loan as a result of the completion of the new Reducing Revolving Credit Facility (See Note C). In connection with these prepayments, the Company recorded an extraordinary loss of $5.4 million, net of tax benefit of $3.5 million, or $0.06 per share.
        On February 17, 1993, the Company issued $300 million of 9% Senior Subordinated Debentures (the "Debentures"), due in equal installments in 2003 and 2004. Net proceeds of $294 million, together with cash on hand, were used to redeem the existing $300 million of 11 3/4% Senior Subordinated Notes due in 1996 at a premium of 101.68% plus accrued interest. The Company recorded an extraordinary loss of $7.5 million, net of tax benefit of $5.0 million, or $0.07 per share, in connection with the early extinguishment of this debt. Interest on the Debentures is payable semi-annually in June and December. The Debentures are subordinated to all senior indebtedness of the Company, as defined, and are callable, at the Company's option, beginning December 1997 at a premium of 104.5% which decreases annually until reaching par in December 2000.

              Service Merchandise Company, Inc. and Subsidiaries

        On October 26, 1993, the Company issued $100 million of 8 3/8% Senior Notes (the "Notes") due 2001, priced at 99.621% to yield 8.45%. The proceeds were used for general corporate purposes, including the Company's opening of new stores and other capital expenditures, as well as the prepayment of $27.1 million of certain high coupon mortgages during the first half of fiscal 1994. Interest on the Notes is payable semi-annually in January and July.

         Long-term debt maturities are as follows:


          (In thousands)
           Fiscal year
          ----------------------------------
              1995                  $ 13,098
              1996                     1,545
              1997                     4,159
              1998                    33,235
              1999                    35,475
              Thereafter             470,394
                                    --------
                  Total             $557,906
                                    ========
          ----------------------------------

         Mortgages and Industrial Revenue Bonds are collateralized by property and equipment having a net book value of approximately $111.5 million and $28.7 million, respectively, at January 1, 1995. The Industrial Revenue Bonds are primarily floating rate demand obligations.
         In the past, the Company has entered into interest rate protection agreements to reduce the risk of unfavorable interest rate fluctuations on its variable interest rate long-term debt. At January 1, 1995, the Company had an 11.5%, three month LIBOR interest rate cap agreement on $45 million of its variable interest rate First Secured Mortgage Notes. The interest rate cap agreement matures on June 30, 1998. The Company is exposed to a minimal credit loss in the event of nonperformance by a counterparty to the interest rate cap agreement; however, the Company does not anticipate nonperformance by the counterparty.
         Cash payments for interest were $73.6 million, $72.2 million and $109.2 million for fiscal years 1994, 1993 and 1992, respectively.

              Service Merchandise Company, Inc. and Subsidiaries

E.   LEASE COMMITMENTS
         The Company has both capital and operating lease agreements for store and other facilities as well as for certain furniture, fixtures and equipment. Under most of these lease agreements, the Company pays taxes, insurance and maintenance costs. Lease terms for stores generally range from 10 to 25 years with renewal periods for an additional 5 to 10 years. Certain store leases provide for additional contingent rental payments based on a percentage of sales in excess of specified minimum amounts.
         Future minimum lease payments as of January 1, 1995 are as follows:


                                                            Capitalized Lease
                                                               Obligations
                                                       ----------------------------
                                                                        Furniture,
              (In thousands)                              Real           Fixtures         Operating
              Fiscal year                                Estate       and Equipment        Leases
              -------------------------------------------------------------------------------------
              1995                                     $ 14,492          $ 2,864          $ 72,604
              1996                                       14,126            2,572            70,090
              1997                                       13,954              974            63,337
              1998                                       13,671              175            58,218
              1999                                       12,759               --            54,781
              Thereafter                                 69,186               --           450,992
                                                       --------          -------          --------
                Total minimum payments                  138,188            6,585          $770,022
                                                                                          ========
              Less:  imputed interest and
                executory costs                         (62,800)            (487)
                                                       --------          -------
              Present value of net minimum lease
                payments                                 75,388            6,098
              Less:  current maturities                  (5,392)          (2,479)
                                                       --------          -------
                Capitalized lease obligations          $ 69,996          $ 3,619
                                                       ========          =======
              -------------------------------------------------------------------------------------


         Minimum sublease rentals, not deducted from above, to be received in the future under noncancellable operating subleases, aggregated $72.0 million at January 1, 1995.
         Capitalized real estate and equipment leases are at effective rates of approximately 12.3% and 5.8%, respectively, as of January 1, 1995. There were no significant additions to capitalized leases in fiscal 1994 as compared to $1.1 million and $5.0 million in fiscal 1993 and 1992, respectively.
         Rental expense consists of the following:

                                                                    Fiscal year
                 (In thousands)                      1994              1993            1992
                 ------------------------------------------------------------------------------
                 Minimum rentals                    $75,193           $66,807         $62,425
                 Contingent rentals                   1,898             1,833           2,234
                 Sublease rental income              (9,557)           (9,034)         (9,335)
                                                    -------           -------         -------
                   Net rental expense               $67,534           $59,606         $55,324
                                                    =======           =======         =======
                 ------------------------------------------------------------------------------

              Service Merchandise Company, Inc. and Subsidiaries

F.  FAIR VALUE OF FINANCIAL INSTRUMENTS
         The following disclosure of estimated fair value of financial instruments as of January 1, 1995 and 1994 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" and SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." The Company has limited involvement with derivatives and does not use them for trading purposes.
         The estimated fair value amounts have been determined by the Company using available market information as of January 1, 1995 and 1994 and valuation methodologies considered appropriate to the circumstances. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.

                                                               January 1, 1995                  January 1, 1994
                                                          --------------------------        -------------------------
                                                          Carrying         Estimated        Carrying       Estimated
          (In thousands)                                   Amount         Fair Value         Amount        Fair Value
          -----------------------------------------------------------------------------------------------------------
          Assets:
             Cash and cash equivalents                   $173,264          $173,264         $325,092        $325,092
          Liabilities:
             9% Senior Subordinated Debentures            300,000           232,500          300,000         302,250
             Secured Term Loan                                 --                --          122,026         122,235
             8 3/8% Senior Notes, net of discount          99,683            85,727           99,631         100,005
             Mortgages                                    117,664           106,932          146,131         145,417
             Industrial Revenue Bonds                      40,485            40,485           40,485          40,485
          -----------------------------------------------------------------------------------------------------------

         Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments (less than three months).
         9% Senior Subordinated Debentures and 8 3/8% Senior Notes: Fair value is based on quoted market prices from the New York Stock Exchange at December 30, 1994 and December 31, 1993.
         Secured Term Loan and mortgages: Fair value is based on management's estimate of the present value of estimated future cash flows discounted at the current market rate for financial instruments with similar characteristics and maturity.
         Industrial Revenue Bonds: The carrying value approximates the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company is equivalent to the current market rate demanded by investors; therefore, the instruments trade at par.
         Interest rate cap agreement: The Company has an interest rate cap agreement in order to reduce the risk of unfavorable interest rate fluctuations. The carrying value of the interest rate cap agreement was $0.3 million and $0.4 million at January 1, 1995 and 1994, respectively, as compared to the initial cost of $0.6 million which is being amortized over the term of the agreement. The fair value is estimated to be approximately $0.1 million at January 1, 1995 and 1994 as derived from quoted market prices from an institution making a market in these instruments.
         Letters of credit: The Company also has commercial and standby letters of credit used to secure corporate obligations. The commercial letters of credit have contractual amounts totaling $44.7 million and $37.1 million at January 1, 1995 and 1994, respectively, and a fair value of $0.1 million at January 1, 1995 and 1994. The standby letters of credit have a contractual amount totaling $51.8 million at both January 1, 1995 and 1994, respectively, and fair values of $0.7 million and $0.8 million at January 1, 1995 and 1994, respectively. The fair value is estimated to be equivalent to fees currently charged for similar arrangements, which approximate the fees paid by the Company due to the short-term nature (less than one year) of the Company's commitments.

              Service Merchandise Company, Inc. and Subsidiaries


G.   STOCK OPTIONS AND AWARDS
         Under the Company's employee stock incentive plans, the Compensation Committee of the Board of Directors (the "Compensation Committee") has authority to grant the following types of awards: (a) stock options; (b) stock appreciation rights; (c) restricted stock; (d) deferred stock; (e) stock purchase rights and/or (f) other stock-based awards. Generally, no deferred compensation is recorded due to stock option grants, as the value at the date of grant equals the fair market value. Awards are exercisable subject to terms and conditions as determined by the Compensation Committee, with no awards exercisable ten years after the date of grant.
         In 1991, the Board of Directors adopted the 1991 Directors' Equity Plan (the "Directors' Plan") for non-employee directors. Under the Directors' Plan, eligible directors annually receive 188 shares of restricted stock and stock options exercisable for 750 shares of the Company's common stock. Vesting of the restricted stock occurs one year from the date of grant. The stock options are granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant, are exercisable in 20% installments beginning one year from the date of grant and expire ten years from the grant date. An aggregate of 46,875 shares of the Company's common stock is authorized to be issued under this plan.
         At January 1, 1995, there were approximately 1.3 million shares of unissued common stock reserved for issuance under the Company's various stock incentive plans.
         Stock options: Stock option activity for these plans during the last three fiscal years was as follows:

                                                                                        Non-
            (In thousands, except per share data)               Incentive             Qualified
            -----------------------------------------------------------------------------------
            Balance December 28, 1991                               735                2,627
               Granted at $10.08 per share                           --                  193
               Exercised at $1.85 to $7.64 per share               (327)                (506)
               Cancelled                                             (9)                (110)
                                                                  -----                -----

            Balance January 2, 1993                                 399                2,204
               Granted at $10.13 to $10.38 per share                 --                1,111
               Exercised at $1.67 to $10.08 per share              (119)                (349)
               Cancelled                                             (6)                (150)
                                                                  -----                -----

            Balance January 1, 1994                                 274                2,816
               Granted At $5.94 To $7.06 per share                   --                1,742
               Exercised At $1.85 To $6.73 per share                (70)                 (42)
               Cancelled                                             (7)                (564)
                                                                  -----                -----
            Balance January 1, 1995                                 197                3,952
                                                                  =====                =====
            -----------------------------------------------------------------------------------

         Outstanding stock options at January 1, 1995 have exercise prices ranging from $1.85 to $9.97 per share for incentive stock options and $2.20 to $10.38 per share for non-qualified stock options. Of the options outstanding at January 1, 1995, approximately 1.8 million were available for exercise.

              Service Merchandise Company, Inc. and Subsidiaries


G.   STOCK OPTIONS AND AWARDS (continued)
         Restricted stock awards: During fiscal 1989 and 1994, the Company issued shares of restricted stock under provisions of the 1989 Employee Stock Incentive Plan. The shares granted in 1989 are restricted until February 1995 unless otherwise determined by the Compensation Committee.
     A total of 478,685 restricted shares (excluding Directors' Plan shares) were issued in 1994. A portion of these shares were granted with restrictions terminating on November 21, 1997, and the remaining shares' restrictions terminating over a six year period ending November 21, 2000.
         During the vesting periods described above, none of such shares may be sold, transferred, pledged or assigned. If a holder of restricted stock ceases to be employed by the Company, shares of restricted stock held will generally be forfeited. During the restriction period, holders of the shares may exercise full voting rights and receive all dividends with respect to those shares.
         Restricted stock activity for the last three fiscal years was as follows:

                  (In thousands)
                  ----------------------------------------------
                  Balance December 28, 1991                1,205
                     Cancelled                               (76)
                     Vested                                 (131)
                     Granted                                   2
                                                           -----

                  Balance January 2, 1993                  1,000
                     Cancelled                               (96)
                     Vested                                   (2)
                     Granted                                   1
                                                           -----

                  Balance January 1, 1994                    903
                     Cancelled                              (142)
                     Vested                                  (39)
                     Granted                                 480
                                                           -----

                  Balance January 1, 1995                  1,202
                                                           =====
                  ----------------------------------------------

        Deferred compensation of $2.8 million was recorded during 1994 in connection with the restricted stock awards. Deferred compensation amortization of $0.3 million, $0.7 million and $1.2 million was charged to operations in fiscal 1994, 1993 and 1992, respectively.
         Service Merchandise Foundation option: The Service Merchandise Foundation (the "Foundation"), a private charitable foundation, was formed in 1990. As a charitable contribution, the Company granted the Foundation an option to purchase approximately 1.9 million shares of common stock at $2.20 per share, the then current market price. The option is exercisable in whole or in part from the date of grant until October 15, 2000. Under applicable Internal Revenue Service rulings, the stock option may not be exercised directly by the Foundation. The Foundation may sell all or a part of the option to unrelated not-for-profit entities, which may then exercise the option directly.


H.      SHAREHOLDERS' RIGHTS PLAN
         In February 1988, the Company issued Series A Junior Preferred Stock Purchase Rights to holders of its common stock. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock, $1 par value. The rights are not and will not become exercisable except upon certain events such as a change of control. There are 400,000 shares of Series A Junior Preferred Stock authorized, none of which have been issued as of January 1, 1995.
         Also authorized are 4.6 million shares of $1 par value preferred stock, none of which have been issued as of January 1, 1995.

              Service Merchandise Company, Inc. and Subsidiaries


I.  RETIREMENT PLAN

        The Company has a defined benefit pension plan in which all employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the pension plan. Benefits are based on years of service and employee compensation. Contributions to the plan are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. The Company's funding policy has been to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, but no more than the maximum tax deductible amount. In fiscal years 1994, 1993 and 1992, the Company made contributions of approximately $8.9 million, $8.4 million and $8.5 million, respectively, to the pension plan.
        The following table sets forth the funded status of the pension plan and net pension expense:

                                                                         January 1,    January 1,
           (In thousands)                                                   1995         1994
       ------------------------------------------------------------------------------------------
           Actuarial present value of benefit obligations:
               Accumulated benefit obligation (includes
                 $47,279 and $47,693 of vested benefit
                 obligation, respectively)                              $  49,501      $ 49,997
                                                                        =========      ========
               Projected benefit obligation                                53,412      $ 55,301
           Plan assets at fair value, primarily
               listed corporate stocks and bonds                           46,678        49,522
                                                                        ---------      --------
           Projected benefit obligation in
               excess of plan assets                                        6,734         5,779
           Unrecognized net loss                                          (13,342)       (8,785)
           Unrecognized transitional asset, net of amortization             3,414         3,793
           Unrecognized prior service cost                                  4,031         3,750
           Additional minimum liability                                     1,985            --
                                                                        ---------      --------
               Accrued pension liability                                    2,822      $  4,537
                                                                        =========      ========
           Service cost                                                 $   6,748      $  7,355
           Interest on projected benefit obligation                         3,944         3,602
           Actual return on plan assets                                     1,710        (4,435)
           Net amortization and deferrals                                  (7,170)         (719)
                                                                        ---------      --------
               Net pension expense                                      $   5,232      $  5,803
                                                                        =========      ========
       ------------------------------------------------------------------------------------------
       Net pension expense was $5.0 million for fiscal 1992.

         Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows: weighted average discount rates for fiscal 1994 and 1993 were 8.0% and 7.5%, respectively; expected long-term rates of return on pension plan assets for fiscal 1994 and 1993 were 9.5% and 10.5%, respectively; and rate of increase in future compensation levels for both fiscal 1994 and 1993 was 5%.

J.  EMPLOYEE SAVINGS PLAN
         The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a voluntary compensation deferral plan under Section 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the Plan. Eligible employees may elect to defer from 1% to 15% of their compensation. The Company will match, based on earnings performance, up to 50% of the first 6% of employees' salary deferral. Deferrals are invested in Company common stock and/or in other securities and investments as permitted by the Plan and directed by each employee.
         Company contributions to the Plan were $3.6 million, $3.6 million and $3.8 million for fiscal 1994, 1993 and 1992, respectively.

              Service Merchandise Company, Inc. and Subsidiaries


K.   INCOME TAXES
         The adjustment to the January 3, 1993 consolidated balance sheet to adopt SFAS No. 109 was a benefit of $7.7 million. This benefit was reflected in net income for the first quarter of fiscal 1993 as the cumulative effect of change in accounting principle. The adjustment primarily represents the impact of adjusting deferred taxes to reflect the 34% federal income tax rate at the time of the change as opposed to the higher income tax rates in effect when the temporary differences originated. There was no material impact to the deferred tax liability resulting from the statutory federal income tax rate increase enacted by the Omnibus Budget Reconciliation Act of 1993.
         The provision for income taxes, net of tax benefit of $3.5 and $5.0 million in fiscal 1994 and 1993, respectively, on the extraordinary loss from early extinguishment of debt, consists of the following:

                                                             Fiscal year
             (In thousands)                       1994          1993          1992
             -----------------------------------------------------------------------
             Current income taxes:
                Federal                         $28,159       $42,802        $45,191
                State and local                   4,813         7,021          8,041
                                                -------       -------        -------
                                                 32,972        49,823         53,232
             Deferred income taxes                2,931            71            790
                                                -------       -------        -------
                Total income taxes              $35,903       $49,894        $54,022
                                                =======       =======        =======
             -----------------------------------------------------------------------

             Deferred tax assets and liabilities at January 1, 1995 and 1994 are comprised of the following:

                                                                     January 1,          January 1,
                       (In thousands)                                   1995               1994
                       ---------------------------------------------------------------------------
                       Deferred Tax Assets:
                          Financial accruals without
                            economic performance                      $21,081              $19,571
                          Capitalized leases                           12,077               12,131
                          Deferred compensation                         1,181                2,132
                          Pension liability                                --                1,582
                          Other                                         6,491                6,247
                                                                      -------              -------
                             Deferred tax asset                        40,830               41,663
                                                                      -------              -------

                       Deferred Tax Liabilities:
                          Depreciation                                 38,924               36,589
                          Layaway sales                                 3,733                3,840
                          Pension liability                               728                   --
                          Other                                         2,072                2,202
                                                                      -------              -------
                             Deferred tax liability                    45,457               42,631
                                                                      -------              -------

                       Net deferred tax liability                     $ 4,627              $   968
                                                                      =======              =======
                       ---------------------------------------------------------------------------

     Prior to the change in accounting method, the source of deferred tax items and the corresponding tax effects were as follows:

                                                                  Fiscal year
            (In thousands)                                           1992
            -----------------------------------------------------------------
            Depreciation                                           $(1,170)
            Deferred compensation                                    1,386
            Other                                                      574
                                                                   -------
                Total provision for deferred taxes                 $   790
                                                                   =======
            -----------------------------------------------------------------

            Service Merchandise and Company, Inc. and Subsidiaries

         A reconciliation of the provision for income taxes to the federal statutory rate is as follows:


                                                                                          Fiscal year
                                                                           1994              1993             1992
- -------------------------------------------------------------------------------------------------------------------
Statutory federal tax rate                                                 35.0%             35.0%            34.0%
State and local income taxes, net of federal benefit                        3.4%              3.7%             3.9%
Other                                                                       0.6%              1.3%             1.1%
                                                                           ----              ----             ----
Effective tax rate                                                         39.0%             40.0%            39.0%
                                                                           ====              ====             ====
- -------------------------------------------------------------------------------------------------------------------

         Cash payments for income taxes were $47.4 million, $48.0 million and $55.4 million for fiscal 1994, 1993 and 1992, respectively.


L.  QUARTERLY FINANCIAL INFORMATION - UNAUDITED

    (In thousands, except per share data)            April 3,             July 3,           October 2,           January 1,
    THREE PERIODS  ENDED  (See Note A):               1994                 1994               1994                 1995
    -----------------------------------------------------------------------------------------------------------------------
    Net sales                                        $ 724,209           $ 845,934          $ 757,662            $1,722,576
                                                     =========           =========          =========            ==========
    Gross margin (a)                                 $ 166,598           $ 200,232          $ 175,248            $  428,953
                                                     =========           =========          =========            ==========

    Earnings (loss) before extraordinary
      loss and cumulative effect of
      change in accounting principle                 $ (12,821)          $  (1,274)         $ (10,329)           $   85,994

    Extraordinary loss from early
      extinguishment of debt, net of tax
      benefit                                           (1,265)             (4,061)                --                   (89)

    Cumulative effect of change in
      accounting principle                                  --                  --                 --                    --
                                                     ---------           ---------          ---------            ----------

    Net earnings (loss)                              $ (14,086)          $  (5,335)         $ (10,329)           $   85,905
                                                     =========           =========          =========            ==========

    Per common share:
    Earnings (loss) before extraordinary
      loss and cumulative effect of
      change in accounting principle                 $   (0.13)          $   (0.01)         $   (0.10)           $     0.85

    Extraordinary loss from early
      extinguishment of debt, net of tax  benefit        (0.01)              (0.04)                --                    --

    Cumulative effect of change in
      accounting principle                                  --                  --                 --                    --
                                                    ----------           ---------          ---------            ----------

    Net earnings (loss) per
      common share                                  $    (0.14)          $   (0.05)         $   (0.10)           $     0.85
                                                    ==========           =========          =========            ==========
    -----------------------------------------------------------------------------------------------------------------------
           (a)  Gross margin after cost of merchandise sold and buying and occupancy expenses.

                                                               -29-

               Service Merchandise Company, Inc. and Subsidiaries

    (In thousands, except per share data)           March 31,             June 30,         September 30,        January 1,
    THREE MONTHS ENDED:                               1993                 1993               1993                1994
- ---------------------------------------------------------------------------------------------------------------------------
    Net sales                                       $ 672,863            $ 803,112          $ 704,080           $1,634,563
                                                    =========            =========          =========           ==========

    Gross margin (a)                                $ 154,471            $ 201,423          $ 169,421           $  420,821
                                                    =========            =========          =========           ==========

    Earnings (loss) before extraordinary
      loss and cumulative effect of
      change in accounting principle                $ (10,858)           $   8,420          $  (4,303)          $   89,056

    Extraordinary loss from early
      extinguishment of debt, net of tax
      benefit                                          (7,598)                  --                124                   --

    Cumulative effect of change in
      accounting principle                              7,742                   --                 --                   --
                                                    ---------            ---------          ---------           ----------


    Net earnings (loss)                             $ (10,714)           $   8,420          $  (4,179)          $   89,056
                                                    =========            =========          =========           ==========

    Per common share:
    Earnings (loss) before extraordinary
      loss and cumulative effect of
      change in accounting principle                $   (0.11)           $    0.08          $   (0.04)          $     0.87

    Extraordinary loss from early
      extinguishment of debt, net of tax
      benefit                                           (0.07)                  --                 --                   --

    Cumulative effect of change in
      accounting principle                               0.08                   --                 --                   --
                                                    ---------            ---------          ---------           ----------

    Net earnings (loss) per
      common share                                  $   (0.10)           $    0.08          $   (0.04)          $     0.87
                                                    =========            =========          =========           ==========
- --------------------------------------------------------------------------------------------------------------------------
           (a)  Gross margin after cost of merchandise sold and buying and occupancy expenses.

                                                               -30-

              Service Merchandise Company, Inc. and Subsidiaries


                                                     STATEMENT OF RESPONSIBILITY
- --------------------------------------------------------------------------------

        The Company is responsible for the information presented in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and present fairly in all material respects the Company's Consolidated Balance Sheets, Statements of Operations, Changes in Shareholders' Equity and Cash Flows. Certain amounts included in the financial statements are estimated based on currently available information and judgment regarding the outcome of future conditions and circumstances.
Financial information presented elsewhere in this Annual Report is consistent with that in the financial statements.
        Management developed and maintains a system of accounting and controls, including an extensive internal audit program, designed to provide reasonable assurance that the Company's assets are protected from improper use, and accounting records provide a reliable basis for the preparation of financial statements. This system is continually reviewed, improved and modified in response to changing business conditions and operations and to recommendations made by the independent and internal auditors. Management believes the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.


                /s/ Raymond Zimmerman                           /s/ Gary M. Witkin                        /s/ S. Cusano
                ------------------------                        -------------------                       ----------------
                    Raymond Zimmerman                              Gary M. Witkin                            S. Cusano
                Chairman of the Board and                        President and Chief                     Vice President and
                 Chief Executive Officer                          Operating Officer                    Chief Financial Officer


                                                    INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------
Board of Directors and Shareholders
Service Merchandise Company, Inc.

        We have audited the accompanying consolidated balance sheets of Service Merchandise Company, Inc. and subsidiaries as of January 1, 1995 and 1994 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Service Merchandise Company, Inc. and subsidiaries at January 1, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended January 1, 1995, in conformity with generally accepted accounting principles.
        As discussed in Note K to the consolidated financial statements, Service Merchandise Company, Inc. and subsidiaries changed their method of accounting for income taxes effective January 3, 1993 to conform with Statement of Financial Accounting Standards No. 109.


/s/ DELOITTE & TOUCHE LLP
- -------------------------
DELOITTE & TOUCHE LLP
January 26, 1995
Nashville, Tennessee

                                     -31-