Form 10-K405, Exhibit 13
period 1995-12-31
SERVICE MERCHANDISE CO INC
filed 1996-04-01
CIK 89107

                                                                                                                         EXHIBIT 13

selected financial information
                                                                                          Fiscal Year
       (In thousands, except per share, store and ratio data)   1995           1994          1993           1992          1991
       -----------------------------------------------------------------------------------------------------------------------------

       RESULTS OF OPERATIONS
         Net sales                                           $4,018,525     $4,050,381     $3,814,618     $3,712,790    $3,399,752
         Earnings before interest and income taxes              160,299        175,697        210,434        231,202       233,595
         Interest expense - debt and capitalized leases          79,129         74,762         73,243         92,685       108,874
         Earnings before extraordinary loss and
           cumulative effect of change in accounting
           principle                                             50,325         61,570         82,315         84,495        76,080
         Net earnings                                            50,325         56,155         82,583         84,495        76,080

       Ratios & Rates

         Gross margin to net sales                                 24.3%          24.0%          24.8%          24.4%         25.8%
         Selling, general and administrative
           expenses to net sales (a)                               18.8%          18.1%          17.7%          16.6%         17.3%
         Effective tax rate                                        38.0%          39.0%          40.0%          39.0%         39.0%
         Earnings before extraordinary loss and
           cumulative effect of change in accounting
           principle to net sales                                   1.3%           1.5%           2.2%           2.3%          2.2%
         Net earnings to net sales                                  1.3%           1.4%           2.2%           2.3%          2.2%

       PER COMMON SHARE (b)

         Earnings per share before extraordinary loss
           and cumulative effect of change in accounting
           principle                                              $0.50          $0.61          $0.80          $0.83         $0.76
         Net earnings per share                                   $0.50          $0.55          $0.81          $0.83         $0.76
         Weighted average common shares and
           common share equivalents outstanding                 101,457        101,373        102,078        101,602       100,476

       FINANCIAL POSITION

         Inventories                                         $1,034,467     $1,004,282       $939,259       $857,640      $793,311
         Accounts payable                                       620,669        639,766        630,723        496,946       370,434
         Working capital (a)                                    365,025        290,696        310,622        289,599       221,613
         Total assets (a)                                     1,940,570      1,926,902      2,014,700      1,707,460     1,570,783
         Long-term obligations (c)                              623,286        618,423        698,521        696,911       714,696
         Shareholders' equity                                   386,742        336,376        279,538        194,207       104,315

       Ratios
         Inventory turnover                                         3.0x           3.2x           3.2x           3.4x          3.3x
         Current ratio                                              1.4x           1.3x           1.3x           1.4x          1.3x
         Long-term obligations to total capitalization             61.7%          64.8%          71.4%          78.2%         87.3%

       OTHER INFORMATION

         Total net sales increase (decrease)                       (0.8%)          6.2%           2.7%           9.2%        (1.0%)
         Comparable store net sales increase (decrease) (d)        (3.3%)          1.3%           0.3%           5.2%        (4.8%)
         Number of stores                                           409            406            391            371          359

       EBITDA DATA
         EBITDA (e)                                            $224,816       $242,495       $280,075       $300,033     $299,183
         EBITDA to net sales                                        5.6%           6.0%           7.3%           8.1%         8.8%


         (a)   Certain prior period amounts have been reclassified for comparative purposes.
         (b)   Restated for stock splits in 1992 and 1991.
         (c)   Includes both long-term debt and long-term portion of capitalized lease obligations.
         (d)   Adjusted to reflect a comparable number of selling days.
         (e)   EBITDA consists of net earnings before interest, income taxes, depreciation and amortization and other non-cash charges and credits.  Also included in EBITDA is other amortization classified as selling, general and administrative expenses in the following amounts: 1995 - $2,743; 1994 - $4,263; 1993 - $7,884; 1992 - $10,131; 1991 - $9,434.
               EBITDA is not intended to represent net earnings, cash flow or any other measure of performance in accordance with generally accepted accounting principles, but is included because management believes certain investors find it to be a useful tool for measuring creditworthiness.
- -------------------------------------------------------------------------------------------------------------------------
         See Notes to Consolidated Financial Statements

                                                                 -10-


                                           management's discussion and analysis
Results of Operations

Fiscal Year Ended December 31, 1995 Compared to
Fiscal Year Ended January 1, 1995
     Net earnings for the year ended December 31, 1995 (fiscal 1995) were $50.3 million, or $0.50 per share, compared to net earnings of $56.2 million, or $0.55 per share, for the year ended January 1, 1995 (fiscal 1994). The fiscal 1994 net earnings include extraordinary charges ($5.4 million, net of tax benefit, or $0.06 per share) attributable to the early extinguishment of debt. The decrease in earnings is primarily the result of lower sales as well as increased advertising and employment costs. In fiscal 1995, the Company's transition continued as it assembled a new management team. Successful senior executives joined the Company to lead stores, marketing, advertising and human resources. This transition began in fiscal 1994 focusing on customer service as well as all aspects of merchandising including concentration on profit improvement of core merchandise lines. Other priorities established by the Company in fiscal 1995 included concentration on marketing and expense control.
     For fiscal 1995, net sales were $4.0 billion compared to $4.1 billion for fiscal 1994, a decrease of $31.9 million or 0.8%. Comparable store sales, adjusted for the one less selling day in fiscal 1995, decreased 3.3%. The decrease in comparable store sales was primarily due to decreased hardline sales resulting from generally weak consumer spending and increased competition from other retailers, especially in the hardlines categories. Jewelry comparable store sales remained essentially unchanged from fiscal 1994.
     The Company's business is highly seasonal with a significant portion of its sales occurring in the fourth quarter. Fourth quarter net sales accounted for 42.0% and 42.5% of total net sales in fiscal 1995 and 1994, respectively. Fourth quarter net sales for fiscal 1995 decreased 2.1% when compared to the fourth quarter of fiscal 1994. Comparable store sales decreased 3.3% for the fourth quarter of 1995.
     Gross margin, after cost of merchandise sold and buying and occupancy expenses, increased as a percentage of net sales to 24.3% in fiscal 1995 from 24.0% in fiscal 1994. The improvement in the margin rate was the result of increased jewelry sales penetration as well as increased margins in both jewelry and hardlines. This improvement resulted from the Company's initiative to improve profits on core merchandise lines by promoting higher margin categories.
     Selling, general and administrative expenses for fiscal 1995 increased as a percentage of net sales to 18.8% from 18.1% in fiscal 1994. The increase is a result of higher advertising paper and postage costs combined with additional store payroll incurred primarily in the first half of the year to support the Company's focus on sales and customer service which began in fiscal 1994. The second half of the year reflected a 1.5% decrease in selling, general and administrative expenses which was indicative of the Company's focus on increasing the productivity of the expense structure.
     Depreciation and amortization on owned and leased property and equipment was $61.8 million for fiscal 1995 as compared to $62.5 million for fiscal 1994, a decrease of 1.2%. This slight reduction reflects the Company's efforts to reduce the number of store openings in order to concentrate its efforts on increasing the profitability of existing stores. As a result, the Company's capital expenditures excluding capitalized leases decreased to $45.8 million in fiscal 1995, a 44.3% reduction from $82.1 million in fiscal 1994. The Company opened a net 3 stores in fiscal 1995 as compared to a net 15 stores in fiscal 1994.
     Interest expense on debt and capitalized leases increased to $79.1 million in fiscal 1995 from $74.8 million in fiscal 1994. The increase is primarily attributable to higher variable interest rates on existing debt and higher average balances. These rates increased over the prior year levels despite a lower interest rate environment as the Company's interest rates were favorable in fiscal 1994 due to locking in of lower rates in early fiscal 1994.
     The effective income tax rate decreased to 38% in fiscal 1995 from 39% in fiscal 1994 as a result of a reduction in the effective rates of state income taxes.

Fiscal Year Ended January 1, 1995 Compared to
Fiscal Year Ended January 1, 1994
     Net earnings for the year ended January 1, 1995 (fiscal 1994) were $56.2 million, or $0.55 per share, compared to net earnings of $82.6 million, or $0.81 per share, for the year ended January 1, 1994 (fiscal 1993). These amounts include extraordinary charges attributable to the early extinguishment of debt incurred in both years (See "Liquidity and Capital Resources") and a benefit in fiscal 1993 related to the cumulative effect of adopting a new accounting standard for income taxes. The decrease in earnings was primarily attributable to additional store payroll costs resulting from an increased emphasis on customer service and to lower gross margin rates. Fiscal 1994 marked the beginning of a transition for Service Merchandise. The initial steps to this process included recognition of the importance of sales and service by improving the shopping experience for customers and increasing store inventory levels to achieve a consistently high in-stock position, particularly on promotional merchandise. This transition required higher payroll and inventory carrying costs which have adversely affected earnings.
     Fourth quarter net sales accounted for 42.5% and 42.8% of total net sales in fiscal 1994 and 1993, respectively. Fourth quarter net sales for fiscal 1994 increased 5.4% when compared to the fourth quarter of fiscal 1993. Comparable store sales increased 2.2% in the fourth quarter of 1994.
     For fiscal 1994, net sales were $4.1 billion compared to $3.8 billion for fiscal 1993, an increase of $235.8 million or 6.2%. Comparable store sales, adjusted for the one additional selling day in fiscal 1994, increased 1.3%. The increase in comparable store sales reflected the initiatives undertaken in fiscal 1994 to provide higher levels of customer service, more competitive pricing and a better inventory in-stock position. Comparable store sales for the second half of fiscal 1994 increased 2.7% over the year-earlier period which was a significant improvement over the comparable store sales decrease of 0.8% for the first half of fiscal 1994.
     Gross margin, after cost of merchandise sold and buying and occupancy expenses, decreased as a percentage of net sales to 24.0% in fiscal 1994 from 24.8% in fiscal 1993. The decreased margin rate resulted from more competitive pricing in most product categories. This decrease was partially offset by a shift in the sales mix towards jewelry products. The decrease in the gross margin rate was less significant in the fourth quarter than the decline in either the second or third quarters.
     Selling, general and administrative expenses for fiscal 1994 increased as a percentage of net sales to 18.1% from 17.7% in fiscal 1993. The increase was a result of additional payroll costs, as discussed earlier, associated with the renewed emphasis on customer service offset in part by a decrease in advertising expense.
     Depreciation and amortization on owned and leased property and equipment was $62.5 million for fiscal 1994 compared to $61.8 million for fiscal 1993, an increase of 1.3%. The increase was a result of additional capital expenditures associated with the opening of a net 15 stores. Capital expenditures excluding capitalized leases decreased to $82.1 million in fiscal 1994 from $115.6 million in fiscal 1993.
     Interest expense on debt and capitalized leases increased slightly to $74.8 million in fiscal 1994 from $73.2 million in fiscal 1993. The increase was primarily a result of the rising interest rate environment in general offset in part by the lower effective interest rate on the $600 million Reducing Revolving Credit Facility, better interest rate management and the prepayment of high coupon mortgages totaling $27.1 million (See "Liquidity and Capital Resources").
     The effective income tax rate decreased to 39% in fiscal 1994 from 40% in fiscal 1993 as a result of a reduction in the effective rates of state income taxes.

Liquidity and Capital Resources
Working Capital and Liquidity
     The Company's business is highly seasonal with the Company's investment in inventories reaching a peak prior to the Christmas season. These investment requirements are financed by internally generated funds and short-term borrowings. Cash flow from operations is principally generated in the fourth quarter of each fiscal year, reflecting the seasonal nature of the Company's retail business. Cash flow during the fourth quarter has enabled the Company to repay all short-term borrowings under its Reducing Revolving Credit Facility prior to the end of each fiscal year.
     Working capital increased $74.3 million to $365.0 million at December 31, 1995 as compared to $290.7 million at January 1, 1995. Working capital at January 1, 1994 was $310.6 million. The current ratio at December 31, 1995 was
1.4 to 1 as compared to 1.3 to 1 in the two previous fiscal years. In addition to decreased capital expenditures, the increase in working capital during fiscal 1995 is primarily attributable to increases in inventory levels as a result of the opening of a net 3 stores and decreased accounts payable. The Company's cash position at year-end allowed for the decrease in accounts payable with a $4.1 million increase in cash as compared to last year. The remaining increase in working capital resulted as current maturities of long-term debt decreased to $1.9 million in fiscal 1995 from $13.1 million in fiscal 1994 due to scheduled payments and the refinancing of a $7.8 million mortgage effecting a reclassification from current maturities to long-term debt.
     Short-term borrowings under the Reducing Revolving Credit Facility reached a maximum of $518.6 million during fiscal 1995 as compared to $527.2 million in fiscal 1994. The peak of borrowings was lower than the peak in fiscal 1994 due to the Company's emphasis on improved working capital and inventory management. The maximum of short-term borrowings increased by $172.9 million to $527.2 million in fiscal 1994 from $354.3 million in fiscal 1993 due primarily to the refinancing of the Secured Term Loan.
     During fiscal 1993, the Company issued $100 million of 8 3/8% Senior Notes (the "Senior Notes") due 2001, priced at 99.621% to yield 8.45% as well as $300 million of 9% Senior Subordinated Debentures (the "Debentures") due in equal installments in 2003 and 2004. The proceeds from the Senior Notes were used for general corporate purposes as well as the prepayment of $27.1 million of certain high coupon mortgages. The proceeds from the Debentures of $294 million, together with cash on hand, were used to redeem the existing $300 million of 11 3/4% Senior Subordinated Notes due in 1996 at a premium of 101.68% plus accrued interest. The Company recorded an extraordinary loss of $7.5 million, net of tax benefit of $5.0 million, or $0.07 per share, in connection with the early extinguishment of this debt.
     During fiscal 1994, the Company completed a $600 million Reducing Revolving Credit Facility which replaced its Amended and Restated Credit Agreement originally dated May 20, 1992. The Reducing Revolving Credit Facility replaced the $475 million Revolving Credit Facility and allowed for the prepayment of the remaining $122 million outstanding under the Secured Term Loan. The Company believes the Reducing Revolving Credit Facility provides adequate working capital financing capability and operating flexibility. The $600 million Reducing Revolving Credit Facility extended the maturity of the Company's working capital facility from December 31, 1995 to June 8, 1999, reduced the effective interest rate on those borrowings to LIBOR + 1.0% from LIBOR + 1.5% (both rates include a 3/8% facility fee on the committed amount), released the security interests held in connection with the prior facility and provided for generally less restrictive covenants. The Reducing Revolving Credit Facility includes a $400 million competitive bid facility which allows the Company to solicit bids from its lenders to borrow at interest rates below the contractual rate. The maximum commitment level for the facility reduces $25 million annually until reaching $475 million as of December 31, 1998. At December 31, 1995, the maximum commitment level for the facility was $550 million, and there were no outstanding borrowings at that time. The Company was in compliance with the various financial and other covenants contained in the Reducing Revolving Credit Facility at December 31, 1995.
     During fiscal 1995, the Company amended the existing Reducing Revolving Credit Facility to allow for increased operating flexibility with certain financial covenants and the potential for an increase in the applicable interest to LIBOR + 1.25% from LIBOR + 1.00% should the Company's senior unsecured debt rating decrease to BB- and Ba3 as rated by Standard & Poor's and Moody's, respectively. During fiscal 1995, the effective interest rate was LIBOR + 1.00%.

Fiscal 1995
     Cash provided from operations was $59.9 million for fiscal 1995 as compared to $83.5 million for fiscal 1994. In addition to the decrease in earnings for fiscal 1995, the decrease in cash flow from operations in fiscal 1995 is also a result of a decrease in accrued expenses and the Company's decision to reduce accounts payable balances at year-end. The cash generated from operations in fiscal 1995 was used to finance capital expenditures of $45.8 million (excluding capitalized leases) for land, buildings, fixtures and equipment and to provide for general working capital needs associated with the opening of a net 3 stores during the year. The Company believes that its existing debt structure and additional cash flow from operations will continue to fund future operations and capital expansion.
     Long-term debt excluding current maturities increased in fiscal 1995 as a result of two new mortgages totaling $6.8 million and the refinancing of a $7.8 million mortgage effecting a reclassification from current maturities to long-term debt.

Fiscal 1994
     Cash provided from operations was $83.5 million for fiscal 1994 as compared to $236.4 million for fiscal 1993. In addition to the decrease in earnings for fiscal 1994, the decrease in cash flow from operations in fiscal 1994 is also a result of a less significant increase in trade payables as compared to the increase in fiscal 1993. The cash generated from operations in fiscal 1994, supplemented with the existing Credit Facility, was used to finance capital expenditures of $82.1 million (excluding capitalized leases) for land, buildings, fixtures and equipment, the prepayment of $122 million outstanding under the Secured Term Loan and to provide for general working capital needs associated with the opening of a net 15 stores.
     Current maturities of long-term debt decreased in fiscal 1994 as compared to fiscal 1993 as a result of the prepayment of the Secured Term Loan and high coupon mortgages. In connection with these prepayments, an extraordinary loss of $5.4 million, net of tax benefit of $3.5 million, or $0.06 per share, was recorded during fiscal 1994.

Capital Expenditures
     Capital expenditures excluding capitalized leases in fiscal 1995 were $45.8 million, as compared to $82.1 million in fiscal 1994 and $115.6 million in fiscal 1993. Substantially all of the Company's capital expenditures relate to the opening of new stores. In fiscal 1995, the Company opened 9 stores (6 existing stores were closed) as compared to the opening of 23 stores (8 existing stores were closed) in fiscal 1994 and 27 stores (7 existing stores were closed) along with 1 Kids' Central USA store in fiscal 1993.

     The Company expects the new store growth rate in fiscal 1996 to be approximately 3%, some of which will replace existing stores which will be closed. The Company expects to fund future capital expenditures through cash on hand together with cash flow from operations and temporary borrowings under the Reducing Revolving Credit Facility.

Effect of New Accounting Pronouncements
     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This pronouncement is effective for fiscal years beginning after December 15, 1995 and requires the Company to evaluate its long-term assets against certain impairment indicators. The Company has not yet determined the impact of adopting this standard.
     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployee transactions entered into after December 15, 1995. Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. The Company expects to adopt only the disclosure provisions relative to SFAS No. 123 and to continue to account for stock transactions under Accounting Principles Board Opinion No. 25.

Inflation
     The Company does not believe inflation has had a material impact on the Company's net sales or net earnings during the last three fiscal years.


                                                                                           consolidated statements of operations
                                                                                            For the Fiscal Year Ended
                                                                                December 31,        January 1,         January 1,
(In thousands, except per share data)                                               1995               1995               1994
- -----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                          $4,018,525         $4,050,381        $3,814,618

Cost of merchandise sold and buying and occupancy expenses                          3,042,103          3,079,350         2,868,482
                                                                                  -----------        -----------       -----------

     Gross margin after cost of merchandise sold and
        buying and occupancy expenses                                                 976,422            971,031           946,136

Selling, general and administrative expenses                                          754,349            732,799           673,945

Depreciation and amortization                                                          61,774             62,535            61,757
                                                                                  -----------        -----------       -----------
Earnings before interest and income taxes                                             160,299            175,697           210,434

Interest expense - debt                                                                69,722             64,531            62,102

Interest expense - capitalized leases                                                   9,407             10,231            11,141
                                                                                  -----------        -----------       -----------

Earnings before income taxes                                                           81,170            100,935           137,191

Income taxes                                                                           30,845             39,365            54,876
                                                                                  -----------        -----------       -----------

Earnings before extraordinary loss and cumulative effect
     of change in accounting principle                                                 50,325             61,570            82,315

Extraordinary loss from early extinguishment of debt, net of tax
     benefit of $3,462 and $4,982 in fiscal 1994 and 1993, respectively                     -             (5,415)           (7,474)

Cumulative effect of change in accounting principle                                         -                  -             7,742
                                                                                  -----------        -----------       -----------

Net earnings                                                                          $50,325            $56,155           $82,583
                                                                                  ===========        ===========       ===========


Per common share:

Earnings before extraordinary loss and cumulative effect
     of change in accounting principle                                                  $0.50              $0.61             $0.80

Extraordinary loss from early extinguishment of debt, net
     of tax benefit                                                                         -              (0.06)            (0.07)

Cumulative effect of change in accounting principle                                         -                  -              0.08
                                                                                  -----------        -----------       -----------
Net earnings per common share                                                           $0.50              $0.55             $0.81
                                                                                  ===========        ===========       ===========

- -----------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                                      -15-



consolidated balance sheets
                                                                         December 31,            January 1,
(In thousands, except per share data)                                       1995                   1995
- ------------------------------------------------------------------------------------------------------------
ASSETS
 Current Assets:
   Cash and cash equivalents                                              $  177,314             $  173,264
   Accounts receivable, net of allowance of
    $2,763 and $3,217, respectively                                           53,621                 55,134
   Inventories                                                             1,034,467              1,004,282
   Prepaid expenses                                                           25,277                 27,778
                                                                          ----------             ----------
        TOTAL CURRENT ASSETS                                               1,290,679              1,260,458

   Net property and equipment - owned                                        583,290                594,772
   Net property and equipment - capitalized leases                            44,823                 51,932
   Other assets and deferred charges                                          21,778                 19,740
                                                                          ----------             ----------
        TOTAL ASSETS                                                      $1,940,570             $1,926,902
                                                                          ==========             ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
   Accounts payable                                                       $  620,669             $  639,766
   Accrued expenses                                                          193,016                205,709
   State and local sales taxes                                                61,224                 61,668
   Income taxes                                                               29,209                 39,364
   Current maturities of long-term debt                                        1,936                 13,098
   Current maturities of capitalized lease obligations                         7,885                  7,871
   Deferred income taxes                                                      11,715                  2,286
                                                                          ----------             ----------
        TOTAL CURRENT LIABILITIES                                            925,654                969,762

 Long-term debt                                                              557,392                544,808
 Capitalized lease obligations                                                65,894                 73,615
 Deferred income taxes                                                         4,888                  2,341
                                                                          ----------             ----------
        TOTAL LIABILITIES                                                  1,553,828              1,590,526
                                                                          ----------             ----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
 Preferred stock, $1 par value, authorized 4,600 shares,
   undesignated as to rate and other rights, none issued
 Series A Junior Preferred Stock, $1 par value, authorized
   400 shares, none issued
 Common stock, $.50 par value, authorized 500,000 shares, issued and
   outstanding  99,686 and 99,818 shares, respectively                        49,843                 49,909
 Additional paid-in capital                                                    5,483                  6,115
 Deferred compensation                                                        (2,050)                (2,789)
 Retained earnings                                                           333,466                283,141
                                                                          ----------             ----------
        TOTAL SHAREHOLDERS' EQUITY                                           386,742                336,376
                                                                          ----------             ----------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $1,940,570             $1,926,902
                                                                          ==========             ==========
- ------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.
                                                       -16-


                                                                          consolidated statements of changes in shareholders' equity

                                                          Common Stock
                                                       -------------------       Additional
                                                       Common         Par         Paid-in     Deferred       Retained
(In thousands)                                         Shares        Value        Capital   Compensation     Earnings       Total
- -----------------------------------------------------------------------------------------------------------------------------------
Balance January 2, 1993                                99,010       $ 49,505     $ 2,846     $  (2,547)     $ 144,403     $ 194,207

Net earnings                                                -              -           -             -         82,583        82,583

Exercise of stock options, net                            454            227       1,794             -              -         2,021

Amortization of deferred compensation                       -              -           -           727              -           727

Cancellation / forfeiture of restricted stock             (96)           (48)       (594)          642              -             -

Other                                                       -              -           9            (9)             -             -
                                                      --------    -----------   ---------    ----------   ------------   -----------

Balance January 1, 1994                                99,368         49,684       4,055        (1,187)       226,986       279,538

Net earnings                                                -              -           -             -         56,155        56,155

Exercise of stock options, net                            112             56         363             -              -           419

Shares issued under restricted stock awards               480            240       2,579        (2,819)             -             -

Amortization of deferred compensation                       -              -           -           264              -           264

Cancellation / forfeiture of restricted stock            (142)           (71)       (882)          953              -             -
                                                      --------    -----------   ---------    ----------   ------------   -----------

Balance January 1, 1995                                99,818         49,909       6,115        (2,789)       283,141       336,376

Net earnings                                                -              -           -             -         50,325        50,325

Exercise of stock options, net                             48             24          77             -              -           101

Shares issued under restricted stock awards                48             24         190          (214)             -             -

Amortization of deferred compensation                       -              -           -           925              -           925

Cancellation / forfeiture of restricted stock            (228)          (114)       (899)           28              -          (985)
                                                      --------    -----------   ---------    ----------   ------------   -----------

Balance December 31, 1995                              99,686       $ 49,843     $ 5,483      $ (2,050)     $ 333,466     $ 386,742
                                                      ========    ===========   =========    ==========   ============   ===========


- ------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                   -17-


consolidated statements of cash flows

                                                                                            For the Fiscal Year Ended
                                                                                December 31,     January 1,        January 1,
(In thousands)                                                                    1995              1995              1994
- --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings                                                                  $  50,325         $  56,155         $  82,583
    Adjustments to reconcile net earnings to net
      cash provided by operating activities:
       Depreciation and amortization (a)                                             64,569            66,850            69,711
       Deferred income taxes                                                         11,976             3,659            (8,251)
       (Gain) loss on sale of property and equipment                                    166            (1,107)            1,509
       Write-off of bond discount and debt issue costs                                    -             6,830             5,094
       Changes in assets and liabilities (net of disposition) (b):
         Accounts receivable                                                          1,513            (2,120)              297
         Inventories                                                                (30,185)          (65,023)          (81,619)
         Prepaid expenses                                                             2,501             2,120            (9,444)
         Accounts payable                                                           (19,097)            9,043           133,777
         Accrued expenses                                                           (11,690)           22,615            40,426
         Income taxes                                                               (10,155)          (15,550)            2,354
                                                                              --------------    --------------    --------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES                                     59,923            83,472           236,437
                                                                              --------------    --------------    --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment - owned                                     (45,763)          (82,108)         (115,645)
    Proceeds from sale of property and equipment                                      1,554             7,269               644
    Other, net                                                                       (3,569)             (327)           (2,033)
                                                                              --------------    --------------    --------------
       NET CASH USED BY INVESTING ACTIVITIES                                        (47,778)          (75,166)         (117,034)
                                                                              --------------    --------------    --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from short-term borrowings                                             518,600           527,200           354,300
    Repayment of short-term borrowings                                             (518,600)         (527,200)         (354,300)
    Proceeds from long-term debt                                                      6,800             3,200           399,621
    Repayment of long-term debt                                                      (5,430)         (153,849)         (341,219)
    Repayment of capitalized lease obligations                                       (8,294)           (8,133)           (9,953)
    Debt issuance costs                                                                (287)           (1,771)          (10,098)
    Exercise of stock options (forfeiture of restricted stock), net                    (884)              419             2,021
                                                                              --------------    --------------    --------------
       NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                              (8,095)         (160,134)           40,372
                                                                              --------------    --------------    --------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  4,050          (151,828)          159,775

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                       173,264           325,092           165,317
                                                                              --------------    --------------    --------------
CASH AND CASH EQUIVALENTS - END OF YEAR                                           $ 177,314         $ 173,264         $ 325,092
                                                                              ==============    ==============    ==============


(a) Includes other amortization classified as selling, general and administrative expenses of $2,743 for fiscal 1995, $4,263 for fiscal 1994, $7,884 for fiscal 1993  and  $52, $52 and $70 of discount amortization classified as interest expense in fiscal 1995, 1994 and 1993,  respectively.
(b) Includes disposition costs previously accrued which were associated with the closing of various store locations.
- ------------------------------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

                                                                           -18-


                                notes to consolidated financial statements for the three years ended december 31, 1995

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of operations: Service Merchandise Company, Inc., with 409 stores in 37 states, is one of the nation's largest retailers of jewelry and offers a wide selection of brand-name hardgoods in its other product lines. The major categories of goods offered by the Company are fine jewelry (including diamonds), housewares, small appliances, giftware, silverware, cameras, luggage, radios, televisions and other home electronics, patio, lawn and garden accessories, sporting goods and toys. Purchases typically take place in a Service Merchandise store. The customer has the opportunity to pre-select merchandise from the Company's annual catalog which is distributed in early fall. The Company is engaged in a highly competitive business and competes with most nationally known jewelry and hardline retail merchandisers, including department, general merchandise, specialty and discount stores.
     Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.
     Business segment: Substantially all of the Company's assets, revenue and operating income are employed in or generated from the retail store industry within the United States.
     Fiscal year: Effective January 2, 1994, the Company began reporting quarterly results as 13 weeks (two four-week periods and one five-week period) instead of three calendar months. Under this reporting method, the Company's fiscal year ends on the Sunday closest to the end of the calendar year. The effect of the change to this reporting method was immaterial to the comparability of the Company's financial statements. There were 52 weeks in the fiscal years ended December 31, 1995 (fiscal 1995), January 1, 1995 (fiscal
1994) and January 1, 1994 (fiscal 1993).
     Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
     Cash and cash equivalents: Cash and cash equivalents include cash on hand and short-term, highly liquid investments which generally include certificates of deposit, commercial paper, time deposits, securities under repurchase agreements and institutional money market funds. Such investments are generally made for periods covering 1 to 30 days. These investments are valued at cost, which approximates market, and have a weighted average interest rate of 5.8% and 6.0% as of December 31, 1995 and January 1, 1995, respectively.
     Accounts receivable: Accounts receivable include trade accounts, vendor allowances and customer layaway receivables.
     Inventories: Inventories are valued at the lower of cost or market, utilizing the first-in, first-out method.
     Property and equipment - owned: Owned property and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over a period of 5 to 10 years for furniture, fixtures and equipment and 30 years for buildings. Leasehold improvements are depreciated over the lesser of the life of the asset or the real estate lease term. Accelerated depreciation methods are used for income tax purposes.
     Property and equipment - capitalized leases: Capitalized leases are recorded at the lower of fair value of the leased property or the present value of the minimum lease payments at the inception of the lease. Amortization of leased property is computed using the straight-line method over the term of the lease.
     Deferred charges: Deferred charges consist primarily of debt issuance costs and deferred finance charges which are amortized over the life of the related debt.
     Store opening costs: Costs of opening new stores are charged to operations as incurred.
     Income taxes: The Company reports income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future tax consequences of events which have been recognized in the Company's financial statements or tax returns. Deferred tax expense or benefit is the change during the year in the Company's deferred tax assets and liabilities.
     Net earnings per common share: Net earnings per common share is computed by dividing net earnings by the weighted average number of common shares and common share equivalents which include outstanding stock options and restricted shares (See Note G).
     Reclassifications: Certain prior period amounts have been reclassified for comparative purposes.

B.PROPERTY AND EQUIPMENT
   Property and equipment consists of the following:


                                                                            December 31,              January 1,
       (In thousands)                                                          1995                      1995
       ---------------------------------------------------------------------------------------------------------
       Owned assets:
               Land                                                         $  121,932              $  119,555
               Buildings                                                       445,782                 433,587
               Furniture, fixtures and equipment                               369,689                 351,410
               Leasehold improvements                                          122,838                 119,234
               Construction in progress                                          7,406                   6,631
               Other                                                            21,072                  20,944
                                                                            ----------              ----------
                                                                             1,088,719               1,051,361
               Less: Accumulated depreciation and amortization                (505,429)               (456,589)
                                                                            ----------              ----------
                   Owned assets, net                                        $  583,290              $  594,772
                                                                            ==========              ==========

       Capitalized leases:
               Real estate                                                  $  113,899              $  116,049
               Furniture, fixtures and equipment                                12,503                  11,916
                                                                            ----------              ----------
                                                                               126,402                 127,965
               Less: Accumulated amortization                                  (81,579)                (76,033)
                                                                            ----------              ----------
                   Capitalized leases, net                                  $   44,823              $   51,932
                                                                            ==========              ==========
       ---------------------------------------------------------------------------------------------------------


C.REDUCING REVOLVING CREDIT FACILITY

     On June 8, 1994, the Company completed a $600 million Reducing Revolving Credit Facility which replaced its existing $475 million Revolving Credit Facility and $122 million outstanding under the Secured Term Loan. The $600 million Reducing Revolving Credit Facility extended the maturity of the Company's working capital facility from December 31, 1995 to June 8, 1999, reduced the effective interest rate on those borrowings to LIBOR + 1.0% from LIBOR + 1.5% (both rates include a 3/8% facility fee on the committed amount), released the security interests held in connection with the prior facility and provided for generally less restrictive covenants. The Reducing Revolving Credit Facility includes a $400 million competitive bid facility which allows the Company to solicit bids from its lenders to borrow at interest rates below the contractual rate. The maximum commitment level for the facility reduces $25 million annually until reaching $475 million as of December 31, 1998. As of December 31, 1995, the maximum commitment level was $550 million.
     On April 13, 1995, the Company amended the existing Reducing Revolving Credit Facility to allow for increased operating flexibility with certain financial covenants and the potential for an increase in the applicable interest rate to LIBOR + 1.25% from LIBOR + 1.00% should the Company's senior unsecured debt rating decrease to BB- and Ba3 as rated by Standard & Poor's and Moody's, respectively. During fiscal 1995, the effective interest rate was LIBOR + 1.00%.
     The Reducing Revolving Credit Facility contains various financial and other covenants, including: (a) certain restrictions on mergers, consolidation and sale of assets; (b) a restricted payments basket (as defined) to allow for dividends, debt and stock buyback under certain circumstances in an aggregate amount not to exceed approximately $145.6 million as of December 31, 1995; (c) certain restrictions on incurring and assuming liens on non-permitted property or assets; and (d) financial tests including requirements to maintain levels of tangible net worth, leverage ratios, interest coverage ratio and fixed charge coverage, as defined. The Reducing Revolving Credit Facility requires borrowings outstanding to be less than a defined amount for a period of 30 consecutive days each year. At December 31, 1995 and January 1, 1995, the Company was in compliance with these covenants and there were no borrowings outstanding under this Credit Facility.

D.LONG-TERM DEBT
      Long-term debt consists of the following:

                                                                                     December 31,                   January 1,
              (In thousands)                                                             1995                         1995
              ----------------------------------------------------------------------------------------------------------------
              9% Senior Subordinated Debentures, payable in equal
                  installments in 2003 and 2004                                        $ 300,000                     $ 300,000

              8 3/8% Senior Notes due 2001, net of unamortized
                  discount of $265 and $317, respectively                                 99,735                        99,683

              First Mortgage Secured Notes, variable interest rate
                  at December 31, 1995 of 6.7%, payable
                  in three equal installments from 1998 to 2000                           90,000                        90,000

              Mortgage notes payable, weighted average fixed interest
                  rate at December 31, 1995 of 8.8%, payable in varying
                  amounts to 2022                                                         29,808                        27,664

              Industrial Revenue Bonds, fixed and variable interest
                  rates, weighted average interest rate at December 31, 1995
                  of 4.7%, payable in varying amounts to 2024                             39,785                        40,485

              Other                                                                            -                            74
                                                                                       ---------                     ---------
                                                                                         559,328                       557,906
              Less: Current maturities                                                    (1,936)                      (13,098)
                                                                                       ---------                     ---------
                    Long-term debt                                                     $ 557,392                     $ 544,808
                                                                                       =========                     =========
              ----------------------------------------------------------------------------------------------------------------


     Long-term debt increased in fiscal 1995 primarily as a result of two new mortgages totaling $6.8 million and the refinancing of a $7.8 million mortgage effecting a reclassification from current maturities to long-term debt. These increases were offset by scheduled payments.
     During fiscal 1994, the Company prepaid high coupon mortgages of $27.1 million with interest rates ranging from 10% to 12.5%. Additionally, the Company prepaid the remaining $122 million outstanding under the Secured Term Loan as a result of the completion of the Reducing Revolving Credit Facility (See Note C). In connection with these prepayments, the Company recorded an extraordinary loss of $5.4 million, net of tax benefit of $3.5 million, or $0.06 per share.
     On February 17, 1993, the Company issued $300 million of 9% Senior Subordinated Debentures (the "Debentures"), due in equal installments in 2003 and 2004. Net proceeds of $294 million, together with cash on hand, were used to redeem the existing $300 million of 11 3/4% Senior Subordinated Notes due in 1996 at a premium of 101.68% plus accrued interest. The Company recorded an extraordinary loss of $7.5 million, net of tax benefit of $5.0 million, or $0.07 per share, in connection with the early extinguishment of this debt. Interest on the Debentures is payable semiannually in June and December. The Debentures are subordinated to all senior indebtedness of the Company, as defined, and are callable, at the Company's option, beginning December 1997 at a premium of 104.5% which decreases annually until reaching par in December 2000.

     On October 26, 1993, the Company issued $100 million of 8 3/8% Senior Notes (the "Notes") due 2001, priced at 99.621% to yield 8.45%. The proceeds were used for general corporate purposes, including the Company's opening of new stores and other capital expenditures, as well as the prepayment of $27.1 million of certain high coupon mortgages during the first half of 1994. Interest on the Notes is payable semiannually in January and July.
     Long-term debt maturities are as follows:

                      (In thousands)
                       Fiscal Year
                      ---------------------------------------
                       1996               $  1,936
                       1997                  4,585
                       1998                 33,700
                       1999                 35,982
                       2000                 31,822
                       Thereafter          451,303
                                          --------
                         Total            $559,328
                                          ========
                     ----------------------------------------

     Mortgages and Industrial Revenue Bonds are collateralized by property and equipment having a net book value of approximately $98.5 million and $27.2 million, respectively, at December 31, 1995. The Industrial Revenue Bonds are primarily floating rate demand obligations.
     In the past, the Company has entered into interest rate protection agreements to reduce the risk of unfavorable interest rate fluctuations on its variable interest rate long-term debt. At December 31, 1995, the Company had an 11.5%, three month LIBOR interest rate cap agreement on $45 million of its variable interest rate First Mortgage Secured Notes. The interest rate cap agreement matures on June 30, 1998. The Company is exposed to a minimal credit loss in the event of nonperformance by a counterparty to the interest rate cap agreement; however, the Company does not anticipate nonperformance by the counterparty.
     Cash payments for interest related to debt and capitalized leases were $79.6 million, $73.6 million and $72.2 million for fiscal 1995, 1994 and 1993, respectively.

E.LEASE COMMITMENTS
     The Company has both capital and operating lease agreements for store and other facilities as well as for certain furniture, fixtures and equipment. Under most of these lease agreements, the Company pays taxes, insurance and maintenance costs. Lease terms for stores generally range from 10 to 25 years with renewal periods for an additional 5 to 10 years. Certain store leases provide for additional contingent rental payments based on a percentage of sales in excess of specified minimum amounts.
     Future minimum lease payments as of December 31, 1995 are as follows:

                                                                     Capitalized Lease
                                                                        Obligations
                                                          ----------------------------------
           (In thousands)                                   Real         Furniture, Fixtures         Operating
           Fiscal Year                                     Estate           and Equipment              Leases
           ---------------------------------------------------------------------------------------------------
           1996                                            $  14,064           $  2,892              $  73,198
           1997                                               13,957                997                 66,635
           1998                                               13,758                107                 61,197
           1999                                               12,759                  -                 57,685
           2000                                               12,109                  -                 55,166
           Thereafter                                         57,077                  -                428,305
                                                           ---------           --------              ---------
           Total minimum payments                            123,724              3,996              $ 742,186
                                                                                                     =========
           Less:  Imputed interest and executory costs       (53,729)              (212)
                                                           ---------           --------
           Present value of net minimum
             lease payments                                   69,995              3,784
           Less:  Current maturities                          (5,191)            (2,694)
                                                           ---------           --------
                  Capitalized lease obligations            $  64,804           $  1,090
                                                           =========           ========
           ---------------------------------------------------------------------------------------------------


     Minimum sublease rentals, not deducted from above, to be received in the future under noncancellable operating subleases, aggregated $78.5 million at December 31, 1995.
     Capitalized real estate and equipment leases are at effective rates of approximately 12.4% and 5.9%, respectively, as of December 31, 1995. Additions to capitalized leases were the following amounts: fiscal 1995 - $0.6 million; fiscal 1994 - $0; fiscal 1993 - $1.1 million.
     Rental expense consists of the following:

                                                                        Fiscal Year
           (In thousands)                                1995              1994                 1993
           -------------------------------------------------------------------------------------------------
           Minimum rentals                             $81,926            $75,193             $66,807
           Contingent rentals                            1,379              1,898               1,833
           Sublease rental income                       (8,788)            (9,557)             (9,034)
                                                       -------            -------             -------
             Net rental expense                        $74,517            $67,534             $59,606
                                                       =======            =======             =======
           -------------------------------------------------------------------------------------------------

                                      -23-

F.FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following disclosure of estimated fair value of financial instruments as of December 31, 1995 and January 1, 1995 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information as of December 31, 1995 and January 1, 1995 and valuation methodologies considered appropriate to the circumstances. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.

                                                          December 31, 1995                  January 1, 1995
                                                       -----------------------            ----------------------
                                                       Carrying      Estimated            Carrying     Estimated
         (In thousands)                                 Amount      Fair Value             Amount     Fair Value
         -------------------------------------------------------------------------------------------------------
         Assets:
            Cash and cash equivalents                 $177,314       $177,314           $173,264       $173,264
         Liabilities:
            9% Senior Subordinated Debentures          300,000        246,000            300,000        232,500
            8 3/8% Senior Notes, net of discount        99,735         96,245             99,683         85,727
            Mortgages                                  119,808        111,601            117,664        106,932
            Industrial Revenue Bonds                    39,785         39,785             40,485         40,485
         -------------------------------------------------------------------------------------------------------

     Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments (less than three months).
     9% Senior Subordinated Debentures and 8 3/8% Senior Notes: Fair value is based on quoted market prices from the New York Stock Exchange at December 29, 1995 and December 30, 1994.
     Mortgages: Fair value is based on management's estimate of the present value of estimated future cash flows discounted at the current market rate for financial instruments with similar characteristics and maturity.
     Industrial Revenue Bonds: The carrying value approximates the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company is equivalent to the current market rate demanded by investors; therefore, the instruments trade at par.
     Interest rate cap agreement: The Company has an interest rate cap agreement in order to reduce the risk of unfavorable interest rate fluctuations. The carrying value of the interest rate cap agreement was $0.2 million and $0.3 million at December 31, 1995 and January 1, 1995, respectively, as compared to the initial cost of $0.6 million which is being amortized over the term of the agreement. The fair value is estimated to be a de minimus amount at December 31, 1995 as compared to $0.1 million at January 1, 1995. Fair values are derived from quoted market prices from an institution making a market in these instruments.
     Letters of credit: The Company also has commercial and standby letters of credit used to secure corporate obligations. The commercial letters of credit have contractual amounts totaling $31.7 million and $44.7 million at December 31, 1995 and January 1, 1995, respectively, and a fair value of $0.1 million at December 31, 1995 and January 1, 1995, respectively. The standby letters of credit have contractual amounts totaling $49.1 million and $51.8 million at December 31, 1995 and January 1, 1995, respectively, and fair values of $0.4 million and $0.7 million at December 31, 1995 and January 1, 1995, respectively. The fair value is estimated to be equivalent to fees currently charged for similar arrangements, which approximate the fees paid by the Company due to the short-term nature (less than one year) of the Company's commitments.

G.STOCK OPTIONS AND AWARDS
     Under the Company's employee stock incentive plans, the Compensation Committee of the Board of Directors (the "Compensation Committee") has authority to grant the following types of awards: (a) stock options; (b) stock appreciation rights; (c) restricted stock; (d) deferred stock; (e) stock purchase rights and/or (f) other stock-based awards. Generally, no deferred compensation is recorded for stock option grants as the value at the date of grant equals the fair market value in accordance with Accounting Principles Board Opinion No. 25. Awards are exercisable subject to terms and conditions as determined by the Compensation Committee with no awards exercisable ten years after the date of grant.
     In fiscal 1991, the Board of Directors adopted the 1991 Directors' Equity Plan (the "Directors' Plan") for non-employee directors. Under the Directors' Plan, eligible directors annually receive 188 shares of restricted stock and stock options exercisable for 750 shares of the Company's common stock. Vesting of the restricted stock occurs one year from the date of grant. The stock options are granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant, are exercisable in 20% installments beginning one year from the date of grant and expire ten years from the grant date. An aggregate of 46,875 shares of the Company's common stock is authorized to be issued under this plan.

     During fiscal 1995, the Company amended the Amended and Restated 1989 Employee Stock Incentive Plan (the "Stock Incentive Plan") to increase the number of shares issuable, extend the term during which awards may be made under the Stock Incentive Plan and to limit the amount of stock-based awards that may be granted to any single officer or key employee under that plan. At December 31, 1995, there were approximately 4.8 million shares of unissued common stock reserved for issuance under the Company's various stock incentive plans.

     Stock options: Stock option activity for these plans during the last three fiscal years was as follows:

          (In thousands, except per share data)                              Incentive           Non-Qualified
          -----------------------------------------------------------------------------------------------------
          Balance January 2, 1993                                               399                    2,204
            Granted at $10.13 to $10.38 per share                                 -                    1,111
            Exercised at $1.67 to $10.08 per share                             (119)                    (349)
            Cancelled                                                            (6)                    (150)
                                                                               ----                    -----
          Balance January 1, 1994                                               274                    2,816
            Granted at $5.94 to $7.06 per share                                   -                    1,742
            Exercised at $1.85 to $6.73 per share                               (70)                     (42)
            Cancelled                                                            (7)                    (564)
                                                                               ----                    -----
          Balance January 1, 1995                                               197                    3,952
            Granted at $4.69 to $7.13 per share                                   -                    2,091
            Exercised at $1.85 to $10.13 per share                              (13)                     (35)
            Cancelled                                                            (6)                    (665)
                                                                               ----                    -----
          Balance December 31, 1995                                             178                    5,343
                                                                               ====                    =====
         ------------------------------------------------------------------------------------------------------

     Outstanding stock options at December 31, 1995 have exercise prices ranging from $1.85 to $5.77 per share for incentive stock options and $2.20 to $10.38 per share for non-qualified stock options. Of the options outstanding at December 31, 1995, approximately 2.1 million were available for exercise.

     Restricted stock awards: Periodically, the Company issues shares of restricted stock under provisions of the Stock Incentive Plan. A total of 515,125 restricted shares remained outstanding at December 31, 1995. These remaining shares will vest at various rates through the year 2000. During fiscal 1995, a total of 507,425 restricted shares vested, a majority of which were granted in 1989.
     During the vesting periods, none of such shares may be sold, transferred, pledged or assigned. If a holder of restricted stock ceases to be employed by the Company, shares of restricted stock held will generally be forfeited. During the restriction period, holders of the shares may exercise full voting rights and receive all dividends with respect to those shares.
     Restricted stock activity for the last three fiscal years was as follows:

            (In thousands)
            -----------------------------------------------------------------
            Balance January 2, 1993                                     1,000
              Cancelled / forfeited                                       (96)
              Vested                                                       (2)
              Granted                                                       1
                                                                        -----
            Balance January 1, 1994                                       903
              Cancelled / forfeited                                      (142)
              Vested                                                      (39)
              Granted                                                     480
                                                                        -----
            Balance January 1, 1995                                     1,202
              Cancelled / forfeited                                      (228)
              Vested                                                     (507)
              Granted                                                      48
                                                                        -----
            Balance December 31, 1995                                     515
                                                                        =====
            -----------------------------------------------------------------

     Deferred compensation of $0.2 million was recorded during fiscal 1995 in connection with restricted stock awards. Deferred compensation amortization of $0.9 million, $0.3 million and $0.7 million was charged to operations in fiscal 1995, 1994 and 1993, respectively.
     Service Merchandise Foundation option: The Service Merchandise Foundation (the "Foundation"), a private charitable foundation, was formed in 1990. As a charitable contribution, the Company granted the Foundation an option to purchase approximately 1.9 million shares of common stock at $2.20 per share, the then current market price. The option is exercisable in whole or in part from the date of grant until October 15, 2000. Under applicable Internal Revenue Service rulings, the stock option may not be exercised directly by the Foundation. The Foundation may sell all or a part of the option to unrelated not-for-profit entities, which may then exercise the option directly.


H.SHAREHOLDERS' RIGHTS PLAN
     In February 1988, the Company issued Series A Junior Preferred Stock Purchase Rights to holders of its common stock. Each right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock, $1 par value. The rights are not and will not become exercisable except upon certain events such as a change of control. During fiscal 1995, the Rights Agreement was amended to lower the threshold at which the rights become exercisable. There are 400,000 shares of Series A Junior Preferred Stock authorized, none of which have been issued as of December 31, 1995.
     Also authorized are 4.6 million shares of $1 par value preferred stock, none of which have been issued as of December 31, 1995.
                                      -26-

I.RETIREMENT PLAN
     The Company has a defined benefit pension plan in which all employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the pension plan. Benefits are based on years of service and employee compensation. Contributions to the plan are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. The Company's funding policy has been to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, but no more than the maximum tax deductible amount. In fiscal 1995, 1994 and 1993, the Company made contributions of approximately $8.8 million, $8.9 million and $8.4 million, respectively, to the pension plan.
     The following table sets forth the funded status of the pension plan and net pension expense:

                                                                         December 31,    January 1,
        (In thousands)                                                       1995           1995
        -------------------------------------------------------------------------------------------
        Actuarial present value of benefit obligations:
          Accumulated benefit obligation (includes
           $55,285 and $47,279 of vested benefit
           obligation, respectively)                                     $   57,269       $  49,501
                                                                         ==========       =========
          Projected benefit obligation                                   $   62,448       $  53,412
        Plan assets at fair value, primarily
          listed corporate stocks and bonds                                  61,496          46,678
                                                                         ----------       ---------

        Projected benefit obligation in
          excess of plan assets                                                 952           6,734
        Unrecognized net loss                                                (9,855)        (13,342)
        Unrecognized transitional liability, net of amortization              3,035           3,414
        Unrecognized prior service cost                                       3,411           4,031
        Additional minimum liability                                              -           1,985
                                                                         ----------       ---------
                 Accrued (prepaid) pension liability                     $   (2,457)      $   2,822
                                                                         ==========       =========

        Service cost                                                     $    6,660       $   6,748
        Interest on projected benefit obligation                              4,197           3,944
        Actual return on plan assets                                        (13,550)          1,710
        Net amortization and deferrals                                        8,170          (7,170)
                                                                         ----------       ---------

                 Net pension expense                                     $    5,477       $   5,232
                                                                         ==========       =========
        -------------------------------------------------------------------------------------------
        Net pension expense was $5.8 million for fiscal 1993.

     Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows: weighted average discount rates for fiscal 1995 and 1994 were 7.3% and 8.0%, respectively; expected long-term rate of return on pension plan assets for both fiscal 1995 and 1994 was 9.5%; and rate of increase in future compensation levels for both fiscal 1995 and 1994 was 5%.


J.EMPLOYEE SAVINGS PLAN
     The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a voluntary compensation deferral plan under Section 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the Plan. Eligible employees may elect to defer from 1% to 15% of their compensation. The Company will match, based on earnings performance, up to 50% of the first 6% of employees' salary deferral. Deferrals are invested in Company common stock and/or in other securities and investments as permitted by the Plan and directed by each employee.
     Company contributions to the Plan were $2.1 million, $3.6 million and $3.6 million for fiscal 1995, 1994 and 1993, respectively, as the Company match percentage equaled 30% in fiscal 1995 as compared to 50% in both fiscal 1994 and 1993.

K.INCOME TAXES
     On January 3, 1993, the Company adopted SFAS No. 109 which resulted in a benefit of $7.7 million. This benefit was reflected in net income for the first quarter of fiscal 1993 as a cumulative effect of change in accounting principle. In accordance with SFAS No. 109, deferred income taxes represent the net tax effects of temporary differences between financial reporting and income tax reporting of assets and liabilities.
     Deferred income tax assets and liabilities at December 31, 1995 and January 1, 1995 are comprised of the following:

                                                                                              December 31,   January 1,
          (In thousands)                                                                          1995         1995
          -------------------------------------------------------------------------------------------------------------
          Deferred income tax assets:
            Financial accruals                                                                  $15,356       $21,081
            Capitalized leases                                                                   11,974        12,077
            Deferred compensation                                                                     -         1,181
            Other                                                                                 4,261         6,491
                                                                                                -------       -------
              Deferred income tax asset                                                          31,591        40,830
                                                                                                -------       -------

          Deferred income tax liabilities:
            Depreciation                                                                         39,662        38,924
            Layaway sales                                                                         4,153         3,733
            Deferred compensation                                                                   447             -
            Pension liability                                                                     2,602           728
            Other                                                                                 1,330         2,072
                                                                                                -------       -------
              Deferred income tax liability                                                      48,194        45,457
                                                                                                -------       -------

          Net deferred tax income liability                                                     $16,603       $ 4,627
                                                                                                =======       =======

          Net current deferred income tax liability                                             $11,715       $ 2,286
          Net long-term deferred income tax liability                                             4,888         2,341
                                                                                                -------       -------
          Net deferred income tax liability                                                     $16,603       $ 4,627
                                                                                                =======       =======
        ---------------------------------------------------------------------------------------------------------------

     The provision for income taxes, net of tax benefit of $3.5 million and $5.0 million in fiscal 1994 and 1993, respectively, on the extraordinary loss from early extinguishment of debt, consists of the following:

                                                                               Fiscal Year
              (In thousands)                                    1995              1994              1993
              ----------------------------------------------------------------------------------------------
              Current income taxes:
                 Federal                                      $ 19,185          $ 28,159          $ 42,802
                 State and local                                 1,050             4,813             7,021
                                                              --------          --------          --------
                                                                20,235            32,972            49,823
              Deferred income taxes                             10,610             2,931                71
                                                              --------          --------          --------
                 Total income taxes                           $ 30,845          $ 35,903          $ 49,894
                                                              ========          ========          ========
              -----------------------------------------------------------------------------------------------


     A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

                                                                                           Fiscal Year
                                                                                   1995        1994         1993
              --------------------------------------------------------------------------------------------------
              Statutory federal tax rate                                           35.0%       35.0%        35.0%
              State and local income taxes, net of federal benefit                  2.0%        3.4%         3.7%
              Other                                                                 1.0%        0.6%         1.3%
                                                                                   ----        ----         ----
              Effective tax rate                                                   38.0%       39.0%        40.0%
                                                                                   ====        ====         ====
              --------------------------------------------------------------------------------------------------

     Cash payments for income taxes were $28.7 million, $47.4 million and $48.0 million for fiscal 1995, 1994 and 1993, respectively.

L.OTHER COMMITMENTS AND CONTINGENCIES
     In November 1995, a Florida state court returned a verdict of $13.8 million against the Company based on an allegation that the Company interfered with a competitor's right to lease property. The Company intends to appeal the decision as it believes that the facts and law presented at the trial do not support the verdict. It is the opinion of management based on discussions with legal counsel that it is reasonably possible that 1) the Company will be successful in its appeal and 2) the outcome will not have a material effect on the Company's results of operations or financial position.
     The Company was also involved in other litigation, investigations of a routine nature and various legal matters during fiscal 1995 which are being defended and handled in the ordinary course of business. While the ultimate results of these matters described above cannot be determined or predicted, management does not believe that they will have a material adverse effect on the Company's results of operations or financial position.

M.QUARTERLY FINANCIAL INFORMATION - UNAUDITED
     The Company has historically incurred a net loss throughout the first three quarters of the year due to the seasonality of its business. The results of operations for the first three quarters are not necessarily indicative of the operating results for the entire fiscal year.

       (In thousands, except per share data)
                                                    April 2,        July 2,         October 1,      December 31,
       THREE PERIODS ENDED (See Note A):             1995            1995              1995             1995
       ----------------------------------------------------------------------------------------------------------
       Net sales                                   $ 737,129       $ 864,875       $ 730,031         $1,686,490
                                                   =========       =========       =========         ==========

       Gross margin (a)                            $ 169,284       $ 214,304       $ 176,163         $  416,671
                                                   =========       =========       =========         ==========

       Earnings (loss) before
         extraordinary item                        $ (23,009)      $     849       $  (8,540)        $   81,025

       Extraordinary loss from early
         extinguishment of debt, net of tax
         benefit                                           -               -               -                  -
                                                   ---------       ---------       ---------         ----------
       Net earnings (loss)                         $ (23,009)      $     849       $  (8,540)        $   81,025
                                                   =========       =========       =========         ==========

       Per common share:
       Earnings (loss) before
         extraordinary item                        $   (0.23)      $    0.01       $   (0.08)        $     0.80

       Extraordinary loss from early
         extinguishment of debt, net of tax
         benefit                                           -               -               -                  -
                                                   ---------       ---------       ---------         ----------
       Net earnings (loss) per
         common share                              $   (0.23)      $    0.01       $   (0.08)        $     0.80
                                                   =========       =========       =========         ==========
       --------------------------------------------------------------------------------------------------------
       (a) Gross margin after cost of merchandise sold and buying and occupancy expenses.

     (In thousands, except per share data)

                                                   April 3,         July 3,        October 2,      January 1,
THREE PERIODS ENDED (See Note A):                    1994             1994            1994            1995
- --------------------------------------------------------------------------------------------------------------
Net sales                                       $   724,209      $   845,934      $   757,662      $ 1,722,576
                                                ===========      ===========      ===========      ===========

Gross margin (a)                                $   166,598      $   200,232      $   175,248      $   428,953
                                                ===========      ===========      ===========      ===========

Earnings (loss) before
  extraordinary item                            $   (12,821)     $    (1,274)     $   (10,329)     $    85,994

Extraordinary loss from early
  extinguishment of debt, net of tax
  benefit                                            (1,265)          (4,061)               -              (89)
                                                -----------      -----------      -----------      -----------
Net earnings (loss)                             $   (14,086)     $    (5,335)     $   (10,329)     $    85,905
                                                ===========      ===========      ===========      ===========

Per common share:
Earnings (loss) before
  extraordinary item                            $     (0.13)     $     (0.01)     $     (0.10)     $      0.85

Extraordinary loss from early
  extinguishment of debt, net of tax
  benefit                                             (0.01)           (0.04)               -                -
                                                -----------      -----------      -----------      -----------


Net earnings (loss) per
  common share                                  $     (0.14)     $     (0.05)     $     (0.10)     $      0.85
                                                ===========      ===========      ===========      ===========
- --------------------------------------------------------------------------------------------------------------
(a) Gross margin after cost of merchandise sold and buying and occupancy expenses.

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

                /s/ Raymond Zimmerman               /s/ Gary M. Witkin          /s/  S. Cusano
                --------------------------          --------------------        -----------------------
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

     We have audited the accompanying consolidated balance sheets of Service Merchandise Company, Inc. and subsidiaries as of December 31, 1995 and January 1, 1995 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Service Merchandise Company, Inc. and subsidiaries at December 31, 1995 and January 1, 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
     As discussed in Note K to the consolidated financial statements, Service Merchandise Company, Inc. and subsidiaries changed their method of accounting for income taxes effective January 3, 1993 to conform with Statement of Financial Accounting Standards No. 109.

/s/ DELOITTE & TOUCHE LLP
- -------------------------
DELOITTE & TOUCHE LLP
January 25, 1996
Nashville, Tennessee
                                      -31-