Form 10-K405, Exhibit 13
period 1996-12-29
SERVICE MERCHANDISE CO INC
filed 1997-03-21
CIK 89107

                                                                      EXHIBIT 13

Selected Financial Information

                                                                                  Fiscal Year

(In thousands, except per share,
store, ratio and rate data)                                 1996            1995           1994          1993          1992
-----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

  Net sales                                             $3,955,016      $4,018,525     $4,050,381    $3,814,618    $3,712,790
  Earnings before interest and income taxes                136,558         160,299        175,697       210,434       231,202
  Interest expense - debt and
      capitalized leases                                    73,630          79,129         74,762        73,243        92,685
  Earnings before extraordinary loss and
      cumulative effect of change in accounting
      principle                                             39,330          50,325         61,570        82,315        84,495
  Net earnings                                              39,330          50,325         56,155        82,583        84,495

Ratios & Rates

  Gross margin to net sales                                   24.2 %          24.3 %         24.0 %        24.8 %        24.4 %
  Selling, general and administrative
      expenses to net sales                                   19.2 %          18.8 %         18.1 %        17.7 %        16.6 %
  Effective tax rate                                          37.5 %          38.0 %         39.0 %        40.0 %        39.0 %
  Earnings before extraordinary loss and
     cumulative effect of change in accounting
     principle to net sales                                    1.0 %           1.3 %          1.5 %         2.2 %         2.3 %
  Net earnings to net sales                                    1.0 %           1.3 %          1.4 %         2.2 %         2.3 %

PER COMMON SHARE (a)

  Earnings per share before extraordinary loss
      and cumulative effect of change in accounting
      principle                                         $     0.39      $     0.50     $     0.61    $     0.80    $     0.83
  Net earnings per share                                $     0.39      $     0.50     $     0.55    $     0.81    $     0.83
  Weighted-average common shares and
      common share equivalents outstanding                 100,326         101,457        101,373       102,078       101,602

FINANCIAL POSITION

  Inventories                                           $1,052,969      $1,034,467     $1,004,282    $  939,259    $  857,640
  Accounts payable                                         595,262         620,669        639,766       630,723       496,946
  Working capital                                          489,597         365,025        290,696       310,622       289,599
  Total assets                                           2,042,827       1,940,570      1,926,902     2,014,700     1,707,460
  Long-term obligations (b)                                682,156         623,286        618,423       698,521       696,911
  Shareholders' equity                                     427,094         386,742        336,376       279,538       194,207

Ratios

  Inventory turnover                                           2.9 x           3.0 x          3.2 x         3.2 x         3.4 x
  Current ratio                                                1.5 x           1.4 x          1.3 x         1.3 x         1.4 x
  Long-term debt to long-term debt + equity                   61.5 %          61.7 %         64.8 %        71.4 %        78.2 %

OTHER INFORMATION

  Total net sales increase (decrease)                         (1.6)%          (0.8)%          6.2 %         2.7 %         9.2 %
  Comparable store net sales increase (decrease) (c)          (1.9)%          (3.3)%          1.3 %         0.3 %         5.2 %
  Number of stores                                             400             409            406           391           371

EBITDA DATA
  EBITDA (d)                                            $  199,189        $224,816     $  242,495    $  280,075    $  300,033
  EBITDA to net sales                                          5.0 %           5.6 %          6.0 %         7.3 %         8.1 %

  (a)    Restated for stock split in 1992.
  (b) Includes both long-term debt and long-term portion of capitalized lease obligations.
  (c)    Adjusted to reflect a comparable number of selling days.
  (d) EBITDA consists of net earnings before interest, income taxes, depreciation and amortization. Also included in EBITDA is other amortization classified as selling, general and administrative expenses in the following amounts: 1996 - $2,972; 1995 - $2,743; 1994 - $4,263;
         1993 - $7,884; 1992 - $10,131. EBITDA is not intended to represent net earnings, cash flow or any other measure of performance in accordance with generally accepted accounting principles, but is included because management believes certain investors find it to be a useful tool for measuring operating performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         With the exception of historical information, the items discussed in this section are forward-looking statements involving risks and uncertainties including, but not limited to, competitive pressures from other retailers, financing costs, availability of products, economic conditions, real estate occupancy and development costs, inventory risks, advertising costs, including the cost of paper and postage, labor costs and other risks disclosed in filings with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

Fiscal Year Ended December 29, 1996 Compared to
Fiscal Year Ended December 31, 1995

         Net earnings for the year ended December 29, 1996 (fiscal 1996) were $39.3 million, or $0.39 per share, compared to net earnings of $50.3 million, or $0.50 per share, for the year ended December 31, 1995 (fiscal 1995). The decrease in earnings was primarily attributable to lower sales and increased selling, general and administrative expenses, partially offset by lower interest expense related to lower average short-term borrowings. Several operational improvements were implemented during 1996, including improving advertising efficiency, introducing a new television ad campaign and upgrading the merchandise assortment and display. However, these improvements did not create a sufficient customer response in the form of higher sales, and as a result, the Company experienced a disappointing holiday shopping season. During the latter part of 1996, management began a broad and fundamental analysis of the Company's business design and retail format focused on improving returns on invested capital. This strategic analysis and the identification of related action plans is expected to be completed in the first half of 1997.

         For fiscal 1996, net sales were $3.96 billion compared to $4.02 billion for fiscal 1995, a decrease of $63.5 million or 1.6%. Comparable store sales decreased 1.9%. For the year, comparable store sales of jewelry were essentially flat, with the overall decrease in comparable store sales attributable primarily to hardlines. Management believes that the loss of five shopping days between Thanksgiving and Christmas resulted in a delayed and shortened shopping season which adversely affected sales.

         The Company's business is highly seasonal with a significant portion of its sales occurring in the fourth quarter. Fourth quarter net sales accounted for 41.5% and 42.0% of total net sales in fiscal 1996 and 1995, respectively. Fourth quarter net sales for fiscal 1996 decreased 2.7% when compared to the fourth quarter of fiscal 1995. Comparable store sales decreased 2.8% for the fourth quarter of 1996 when compared to the fourth quarter of 1995.

         Gross margin, after cost of merchandise sold and buying and occupancy expenses, decreased as a percentage of net sales to 24.2% in fiscal 1996 from 24.3% in fiscal 1995. Lower net sales affected the gross margin dollar performance while higher inventory shrinkage and an increase in freight and occupancy expenses suppressed both overall gross margin dollars and gross margin rates.

         Selling, general and administrative expenses for fiscal 1996 increased as a percentage of net sales to 19.2% from 18.8% in fiscal 1995. The increase was primarily attributable to an increase in employment expenses, which was partially offset by a decrease in net advertising expenses and gains on the sale of property and equipment.

         The higher employment expenses incurred in the third and fourth quarters were attributable to the extensive transitioning of the merchandising assortments and displays and a higher expectation of sales than was achieved in the fourth quarter. Lower net advertising expense was achieved by improved efficiencies. The Company recognized a $4.7 million net gain on the sale of property and equipment, including a $2.8 million gain on the disposal of corporate aircraft and a $1.8 million gain on the disposal of two owned stores. In fiscal 1995, the Company incurred a $0.2 million net loss on the disposal of property and equipment.

         Depreciation and amortization on owned and leased property and equipment was $59.7 million for fiscal 1996 as compared to $61.8 million for fiscal 1995, a decrease of 3.4%. The Company's capital expenditures, excluding capitalized leases, decreased to $40.7 million in fiscal 1996, an 11.0% reduction from $45.8 million in fiscal 1995. This reduction reflects fewer store openings resulting from the

Company's concentration on improving the performance of existing stores. The Company closed a net 9 stores in fiscal 1996 as compared to opening a net 3 stores in fiscal 1995.

         Interest expense on debt and capitalized leases decreased to $73.6 million in fiscal 1996 from $79.1 million in fiscal 1995. Lower average borrowings related to prior year positive operating cash flow, lower working capital investment and lower capital expenditures contributed to the decline in interest expense.

         The effective income tax rate decreased to 37.5% in fiscal 1996 from 38.0% in fiscal 1995 as a result of a reduction in the effective rates of state income taxes.


Fiscal Year Ended December 31, 1995 Compared to
Fiscal Year Ended January 1, 1995


         Net earnings for the year ended December 31, 1995 (fiscal 1995) were $50.3 million, or $0.50 per share, compared to net earnings of $56.2 million, or $0.55 per share, for the year ended January 1, 1995 (fiscal 1994). The fiscal 1994 net earnings included extraordinary charges ($5.4 million, net of tax benefit, or $0.06 per share) attributable to the early extinguishment of debt. The decrease in earnings was primarily the result of lower sales as well as increased advertising and employment costs.

         For fiscal 1995, net sales were $4.02 billion compared to $4.05 billion for fiscal 1994, a decrease of $31.9 million or 0.8%. Comparable store sales, adjusted for the one less selling day in fiscal 1995, decreased 3.3%. The decrease in comparable store sales was primarily due to decreased hardline sales resulting from generally weak consumer spending and increased competition from other retailers, especially in the hardlines categories. Jewelry comparable store sales remained essentially unchanged from fiscal 1994.

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

         Selling, general and administrative expenses for fiscal 1995 increased as a percentage of net sales to 18.8% from 18.1% in fiscal 1994. The increase was a result of higher advertising paper and postage costs combined with additional store payroll incurred primarily in the first half of the year to support the Company's focus on sales and customer service. The second half of the year reflected a 1.5% decrease in selling, general and administrative expenses which was indicative of the Company's focus on increasing the productivity of the expense structure.

         Depreciation and amortization on owned and leased property and equipment was $61.8 million for fiscal 1995 as compared to $62.5 million for fiscal 1994, a decrease of 1.2%. This slight reduction reflected the Company's efforts to reduce the number of store openings in order to concentrate its efforts on increasing the profitability of existing stores. As a result, the Company's capital expenditures, excluding capitalized leases, decreased to $45.8 million in fiscal 1995, a 44.3% reduction from $82.1 million in fiscal 1994. The Company opened a net 3 stores in fiscal 1995 as compared to a net 15 stores in fiscal 1994.

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

         The effective income tax rate decreased to 38.0% in fiscal 1995 from 39.0% in fiscal 1994 as a result of a reduction in the effective rates of state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

         Cash provided from operating activities, funds available under the Company's Reducing Revolving Credit Facility ("Credit Facility") and long-term financing provided the resources required to support operations, seasonal working capital requirements and capital expenditures. The Company's business is highly seasonal with the Company's inventory investment and related short-term borrowing requirements reaching a peak prior to the Christmas season. Positive cash flow from operations is generated principally in the fourth quarter of each fiscal year, reflecting the seasonal nature of the Company's business. The significant fourth quarter cash flows enabled the Company to repay all short-term borrowings under its Credit Facility prior to both 1996 and 1995 fiscal year ends.

         Cash provided from operations was $79.5 million for fiscal 1996 as compared to $59.9 million for fiscal 1995 and $83.5 million for fiscal 1994. Cash flow from operations increased for fiscal 1996 compared to fiscal 1995 primarily as a result of a less significant increase in working capital investment. The decrease in fiscal 1995 was the result of a decrease in earnings, a decrease in accrued expenses and the Company's decision to reduce accounts payable balances at year end. Although the Company has experienced a negative operating trend with respect to earnings performance, it continues to generate positive cash flows from operating activities. The Company believes that its existing debt structure and future operating cash flows will provide adequate liquidity for future operations. In order to accommodate the implementation of strategic initiatives under consideration and to provide increased operating flexibility, the Company is presently seeking to modify certain terms of the Credit Facility.

         Net cash provided by (used for) financing activities was $58.4 million, $(8.1) million and $(160.1) million for fiscal 1996, 1995 and 1994, respectively. Cash provided in fiscal 1996 from financing activities reflected $73.6 million in mortgage financings, which primarily consisted of a single 15-year financing at a weighted-average rate of 9.2%. The proceeds of these financings are to be used to bolster liquidity and may eventually be directed to fund future capital investments. In fiscal 1995, long-term debt, excluding current maturities, increased as a result of two new mortgages totaling $6.8 million and the refinancing of a $7.8 million mortgage which resulted in a reclassification from current maturities to long-term debt. In fiscal 1994, the Company prepaid $149.1 million of a secured term loan and mortgages as a result of the completion of the Credit Facility.

Capital Expenditures

         Net cash used for investing activities was $29.9 million, $47.8 million and $75.2 million in fiscal 1996, 1995 and 1994, respectively. Proceeds from the sale of property and equipment of $9.9 million in fiscal 1996 relate primarily to the disposal of corporate aircraft and certain real estate. Capital expenditures, excluding capitalized leases, in fiscal 1996 were $40.7 million as compared to $45.8 million in fiscal 1995 and $82.1 million in fiscal 1994.

         Capital expenditures in fiscal 1996 related primarily to additional stores, capital maintenance, and remodeling of select stores. Substantially all of the Company's capital expenditures in fiscal 1995 and 1994 related to new store openings. In fiscal 1996, the Company opened 6 stores and closed 15 stores as compared to the opening of 9 stores and closing of 6 stores in fiscal 1995. In fiscal 1994, the Company opened 23 stores and closed 8 stores.

         Planned capital expenditures for 1997 are expected to be directed primarily to new stores, remodeling stores, and information systems improvements. The Company expects to fund future capital expenditures with cash flow from operations and potential future financings.


Capital Structure

         During fiscal 1996, two of the Company's objectives were to bolster liquidity and raise long-term capital for potential future investments by the Company. This was accomplished through the mortgage financing of twenty-six properties for $73.6 million during the year and a reduction in working capital investment throughout most of the year. Average short-term borrowings decreased to $211.3 million for fiscal 1996 as compared to $286.0 million for fiscal 1995 due to prior year positive operating cash flow, lower working capital investment and lower capital expenditures. Short-term borrowings under the Credit Facility reached a maximum of $421.7 million during fiscal 1996 as compared to $518.6 million in fiscal 1995 and $527.2 million in fiscal 1994.

         During fiscal 1996, the Company amended the existing Credit Facility to allow for increased operating flexibility with respect to certain financial covenants and investment limitations. At December 29, 1996, the Company had no borrowings outstanding under the Credit Facility and maintained a zero borrowing balance for a period greater than the required thirty days under the clean-down provision of the Credit Facility. The maximum commitment level under the Credit Facility is $525 million for 1997.

         Total debt as a percentage of total capital for fiscal 1996 was 62.0% as compared to 62.1% in fiscal 1995 and 65.5% in fiscal 1994.

Inflation

         The Company does not believe inflation has had a material impact on the Company's net sales or net earnings during the last three fiscal years.

Consolidated Statements Of Operations

                                                                   For the Fiscal Year Ended
                                                              December 29,  December 31,  January 1,
(In thousands, except per share data)                             1996         1995          1995
-----------------------------------------------------------------------------------------------------
Net sales                                                      $3,955,016   $4,018,525   $ 4,050,381

Cost of merchandise sold and buying and occupancy expenses      2,997,961    3,042,103     3,079,350
                                                               ----------   ----------   -----------

     Gross margin after cost of merchandise sold and
        buying and occupancy expenses                             957,055      976,422       971,031

Selling, general and administrative expenses                      760,838      754,349       732,799

Depreciation and amortization                                      59,659       61,774        62,535
                                                               ----------   ----------   -----------

Earnings before interest and income taxes                         136,558      160,299       175,697

Interest expense - debt                                            64,987       69,722        64,531

Interest expense - capitalized leases                               8,643        9,407        10,231
                                                               ----------   ----------   -----------

Earnings before income taxes                                       62,928       81,170       100,935

Income taxes                                                       23,598       30,845        39,365
                                                               ----------   ----------   -----------

Earnings before extraordinary loss                                 39,330       50,325        61,570

Extraordinary loss from early extinguishment of debt, net of
     tax benefit of $3,462 in fiscal 1994                            --           --          (5,415)
                                                               ----------   ----------   -----------

Net earnings                                                   $   39,330   $   50,325   $    56,155
                                                               ==========   ==========   ===========

Per common share:


Earnings before extraordinary loss                             $     0.39   $     0.50   $      0.61

Extraordinary loss from early extinguishment of debt,
     net of tax benefit                                              --           --           (0.06)
                                                               ----------   ----------   -----------

Net earnings per common share                                  $     0.39   $     0.50   $      0.55
                                                               ==========   ==========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets


                                                                               December 29,   December 31,
(In thousands, except per share data)                                              1996           1995

ASSETS
Current Assets:
  Cash and cash equivalents                                                    $   285,368    $   177,314
  Accounts receivable, net of allowance of
    $4,593 and $2,763, respectively                                                 61,454         53,621
  Inventories                                                                    1,052,969      1,034,467
  Prepaid expenses                                                                  15,461         25,277
                                                                               -----------    -----------
    TOTAL CURRENT ASSETS                                                         1,415,252      1,290,679

Net property and equipment - owned                                                 567,056        583,290
Net property and equipment - capitalized leases                                     37,701         44,823
Other assets and deferred charges                                                   22,818         21,778
                                                                               -----------    -----------
    TOTAL ASSETS                                                               $ 2,042,827    $ 1,940,570
                                                                               ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                             $   595,262    $   620,669
  Accrued expenses                                                                 212,223        193,016
  State and local sales taxes                                                       62,690         61,224
  Income taxes                                                                      33,898         29,209
  Current maturities of long-term debt                                               6,842          1,936
  Current maturities of capitalized lease obligations                                7,303          7,885
  Deferred income taxes                                                              7,437         11,715
                                                                               -----------    -----------
    TOTAL CURRENT LIABILITIES                                                      925,655        925,654

Long-term debt                                                                     623,615        557,392
Capitalized lease obligations                                                       58,541         65,894
Deferred income taxes                                                                7,922          4,888
                                                                               -----------    -----------
    TOTAL LIABILITIES                                                            1,615,733      1,553,828
                                                                               -----------    -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preferred stock, $1 par value, authorized 4,600 shares, undesignated as to rate and other rights, none issued
  Series A Junior Preferred Stock, $1 par value, authorized 400 shares, none issued
  Common stock, $.50 par value, authorized 500,000 shares, issued
    and outstanding 99,758 and 99,686 shares, respectively                          49,879         49,843
  Additional paid-in capital                                                         5,670          5,483
  Deferred compensation                                                             (1,251)        (2,050)
  Retained earnings                                                                372,796        333,466
                                                                               -----------    -----------
    TOTAL SHAREHOLDERS' EQUITY                                                     427,094        386,742
                                                                               -----------    -----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $ 2,042,827    $ 1,940,570
                                                                               ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity



                                                        Common Stock
                                                   --------------------    Additional
                                                    Common        Par        Paid-in     Deferred    Retained
(In thousands)                                      Shares       Value       Capital   Compensation  Earnings      Total
                                                   ------------------------------------------------------------------------
BALANCE JANUARY 1, 1994                              99,368     $ 49,684     $ 4,055     $(1,187)    $226,986    $ 279,538

Net earnings                                           --           --          --          --         56,155       56,155

Exercise of stock options                               112           56         363        --           --            419

Shares issued under restricted
   stock awards                                         480          240       2,579      (2,819)        --           --

Amortization of deferred
  compensation                                         --           --          --           264         --            264

Cancellation / forfeiture of restricted stock          (142)         (71)       (882)        953         --           --
                                                    -------     --------     -------     -------     --------    ---------


BALANCE JANUARY 1, 1995                              99,818       49,909       6,115      (2,789)     283,141      336,376

Net earnings                                           --           --          --          --         50,325       50,325

Exercise of stock options                                48           24          77        --           --            101

Shares issued under restricted
   stock awards                                          48           24         190        (214)        --           --

Amortization of deferred
  compensation                                         --           --          --           925         --            925

Cancellation / forfeiture of restricted stock          (228)        (114)       (899)         28         --           (985)
                                                    -------     --------     -------     -------     --------    ---------

BALANCE DECEMBER 31, 1995                            99,686       49,843       5,483      (2,050)     333,466      386,742


Net earnings                                           --           --          --          --         39,330       39,330

Exercise of stock options                                52           26          93        --           --            119

Shares issued under restricted
   stock awards                                          26           13         115        (128)        --           --

Amortization of deferred
  compensation                                         --           --          --           927         --            927

Cancellation / forfeiture of restricted stock            (6)          (3)        (21)       --           --            (24)
                                                    -------     --------     -------     -------     --------    ---------

BALANCE DECEMBER 29, 1996                            99,758     $ 49,879     $ 5,670     $(1,251)    $372,796    $ 427,094
                                                    =======     ========     =======     =======     ========    =========


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements Of Cash Flows



                                                                               For the Fiscal Year Ended

                                                                     December 29,    December 31,      January 1,
(In thousands)                                                           1996            1995             1995
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings                                                      $  39,330       $  50,325        $  56,155
    Adjustments to reconcile net earnings to net
     cash provided by operating activities:
       Depreciation and amortization (a)                                 62,683          64,569           66,850
       Deferred income taxes                                             (1,244)         11,976            3,659
       (Gain) loss on sale of property and equipment                     (4,656)            166           (1,107)
       Write-off of bond discount and debt issue costs                     --              --              6,830
       Changes in assets and liabilities (net of disposition) (b):
         Accounts receivable                                             (7,833)          1,513           (2,120)
         Inventories                                                    (18,502)        (30,185)         (65,023)
         Prepaid expenses                                                 9,816           2,501            2,120
         Accounts payable                                               (25,407)        (19,097)           9,043
         Accrued expenses                                                20,673         (11,690)          22,615
         Income taxes                                                     4,689         (10,155)         (15,550)
                                                                      ---------       ---------        ---------

       NET CASH PROVIDED BY OPERATING ACTIVITIES                         79,549          59,923           83,472
                                                                      ---------       ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment - owned                         (40,746)        (45,763)         (82,108)
    Proceeds from sale of property and equipment                          9,855           1,554            7,269
    Other, net                                                              965          (3,569)            (327)
                                                                      ---------       ---------        ---------

       NET CASH USED BY INVESTING ACTIVITIES                            (29,926)        (47,778)         (75,166)
                                                                      ---------       ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from short-term borrowings                                 421,700         518,600          527,200
    Repayment of short-term borrowings                                 (421,700)       (518,600)        (527,200)
    Proceeds from long-term debt                                         73,563           6,800            3,200
    Repayment of long-term debt                                          (2,486)         (5,430)        (153,849)
    Repayment of capitalized lease obligations                           (8,693)         (8,294)          (8,133)
    Debt issuance costs                                                  (4,048)           (287)          (1,771)
    Exercise of stock options (forfeiture of restricted stock), net          95            (884)             419
                                                                      ---------       ---------        ---------

       NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                  58,431          (8,095)        (160,134)
                                                                      ---------       ---------        ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    108,054           4,050         (151,828)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                           177,314         173,264          325,092
                                                                      ---------       ---------        ---------

CASH AND CASH EQUIVALENTS - END OF YEAR                               $ 285,368       $ 177,314        $ 173,264
                                                                      =========       =========        =========


(a) Includes other amortization classified as selling, general and administrative expenses of $2,972 for fiscal 1996, $2,743 for fiscal 1995, $4,263 for fiscal 1994, and $52 of discount amortization classified as interest expense in fiscal 1996, 1995 and 1994, respectively.
(b) Includes disposition costs previously accrued which were associated with the closing of various store locations.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE YEARS ENDED DECEMBER 29, 1996

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Nature of operations: Service Merchandise Company, Inc. ("Company"), with 400 stores in 37 states, is one of the nation's largest retailers of jewelry and offers a wide selection of brand-name hard goods in its other product lines. The major categories of goods offered by the Company are fine jewelry (including diamonds), housewares, small appliances, giftware, silverware, cameras, luggage, radios, televisions and other home electronics, patio, lawn and garden accessories, sporting goods and toys. Customer purchases typically take place in a Service Merchandise store. The Company is engaged in a highly competitive business and competes with most nationally known jewelry and hardline retail merchandisers, including department, general merchandise, specialty and discount stores.

                  Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

                  Business segment: Substantially all of the Company's assets, revenue and operating income are employed in or generated from the retail store industry within the United States.

                  Fiscal year: The Company maintains its books using a 52/53 week year ending on the Sunday closest to the end of the calendar year. There were 52 weeks in each of the three fiscal years in the period ended December 29, 1996.

                  Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Changes in such estimates may affect amounts reported in future periods.

                  Cash and cash equivalents: Cash and cash equivalents include cash on hand and short-term, highly liquid investments which generally include commercial paper, time deposits, securities under repurchase agreements and institutional money market funds. Such investments are generally made for periods covering one to thirty days. These investments are valued at cost, which approximates market, and have a weighted-average interest rate of 5.6% and 5.8% as of December 29, 1996 and December 31, 1995, respectively.

                  Accounts receivable: Accounts receivable primarily include trade accounts, vendor allowances and customer layaway receivables.

                  Inventories: Inventories are valued at the lower of cost or market. Cost is determined utilizing the first-in, first-out method.

                  Advertising: The Company generally expenses the costs of producing and communicating advertising the first time the advertising takes place. Net advertising expense was $144.0 million, $146.9 million and $133.1 million for the fiscal years 1996, 1995 and 1994, respectively. Advertising costs of $8.3 million and $18.2 million were included in prepaid expenses at December 29, 1996 and December 31, 1995, respectively.

                  Property and equipment - owned: Owned property and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over a period of five to ten years for furniture, fixtures and equipment and thirty years for buildings. Leasehold improvements are depreciated over the lesser of the life of the asset or the real estate lease term. Accelerated depreciation methods are used for income tax purposes.

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

                  Stock-based compensation: Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to adopt the fair value method of accounting for stock-based employee compensation. The
         Company has chosen to continue to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

                  Store opening costs: Costs of opening new stores are charged to operations as incurred.

                  Income taxes: The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events which have been recognized in the Company's financial statements or income tax returns. Deferred income tax expense or benefit is the change during the year in the Company's deferred income tax assets and liabilities.

                  Net earnings per common share: Net earnings per common share is computed by dividing net earnings by the weighted-average number of common shares and common share equivalents which includes the effect of outstanding stock options and restricted shares under the treasury stock method.

                  Accounting change: In fiscal 1996, the Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are either held and used or to be disposed of. The implementation of this standard did not have a material effect on the Company's financial position or results of operations.


B. PROPERTY AND EQUIPMENT

                  Property and equipment consist of the following:

                                                           December 29,  December 31,
         (In thousands)                                        1996           1995
         Owned assets:
                  Land                                      $  121,815    $  121,932
                  Buildings                                    455,823       445,782
                  Furniture, fixtures and equipment            385,609       369,689
                  Leasehold improvements                       125,177       122,838
                  Construction in progress                       2,522         7,406

         Other                                                   6,280        21,072
                                                            ----------    ----------
                                                             1,097,226     1,088,719
         Less: Accumulated depreciation and amortization      (530,170)     (505,429)
                                                            ----------    ----------
           Owned assets, net                                $  567,056    $  583,290
                                                            ==========    ==========

Capitalized leases:
         Real estate                                        $  113,899    $  113,899
         Furniture, fixtures and equipment                      10,512        12,503
                                                            ----------    ----------
                                                               124,411       126,402
         Less: Accumulated amortization                        (86,710)      (81,579)
                                                            ----------    ----------
           Capitalized leases, net                          $   37,701    $   44,823
                                                            ==========    ==========



C. REDUCING REVOLVING CREDIT FACILITY

                  The Company has available a Reducing Revolving Credit Facility ("Credit Facility") with a maximum commitment level which reduces $25 million annually until reaching $475 million at December 31, 1998. As of December 31, 1996, the maximum commitment level was $525 million. The Credit Facility matures on June 8, 1999 and as of December 29, 1996 carried an interest rate of LIBOR + 5/8% on borrowings and a 3/8% facility fee on the entire committed amount. The interest rate is subject to change based on the Company's public debt rating. The Credit Facility includes a $400 million competitive bid facility which allows the Company to solicit bids from its lenders to borrow at interest rates below the contractual rate. The weighted-average interest rate on Credit Facility borrowings in 1996 and 1995 was 6.2% and 6.7%, respectively.

                  The Credit Facility contains various financial and other covenants, including: (a) certain restrictions on mergers, consolidations and sales of assets; (b) a restricted payments basket (as defined) to allow for dividends, debt and stock buyback under certain circumstances in an aggregate amount not to exceed approximately $65 million as of December 29, 1996; (c) certain restrictions on incurring and assuming liens on non-permitted property or assets; and (d) financial tests including requirements to maintain levels of tangible net worth, leverage ratios, an interest coverage ratio and a fixed charge coverage ratio, as defined. The Credit Facility requires borrowings outstanding to be less than a defined amount for a period of thirty consecutive days each year. During 1996, the Company amended the Credit Facility to allow for increased operating flexibility within certain covenants. At December 29, 1996 and December 31, 1995, the Company was in compliance with all covenants and there were no borrowings outstanding under the Credit Facility.


D. LONG-TERM DEBT

                  Long-term debt consists of the following:

         (In thousands)                                                December 29,  December 31,
                                                                           1996         1995
         9% Senior Subordinated Debentures, payable in
           equal installments in 2003 and 2004                          $ 300,000    $ 300,000

         8 3/8% Senior Notes due 2001, net of unamortized
           discount of $212 and $265, respectively                         99,788       99,735

         First Mortgage Secured Notes, variable interest rate
           at December 29, 1996 of 6.5%, payable in three
           equal installments from 1998 to 2000                            90,000       90,000

         Real Estate Mortgage Financing Notes, weighted-average
           fixed interest rate at December 29, 1996 of 9.2%,
           payable in mortgage installments to 2011                        67,895         --

         Industrial Revenue Bonds, fixed and variable interest
           rates, weighted-average interest rate at December 29, 1996
           of 4.3%, payable in varying amounts to 2024                     39,085       39,785

         Mortgage notes payable, weighted-average fixed
           interest rate at December 29, 1996 of 8.7%, payable
           in varying amounts to 2022                                      33,689       29,808
                                                                        ---------    ---------
                                                                          630,457      559,328
         Less:  Current maturities                                         (6,842)      (1,936)
                                                                        ---------    ---------
              Long-term debt                                            $ 623,615    $ 557,392
                                                                        =========    =========


                  In fiscal 1996, the Company issued $68.2 million of Real Estate Mortgage Financing Notes payable to a bank and Mortgage notes payable of $5.4 million.

         Long-term debt maturities are as follows:

                                    (In thousands)

                                    Fiscal Year
                                    1997                            $  6,842
                                    1998                              36,380
                                    1999                              38,916
                                    2000                              35,035
                                    2001                             105,380
                                    Thereafter                       407,904
                                                                    --------
                                          Total                     $630,457
                                                                    ========

                  During fiscal 1994, the Company prepaid high coupon mortgages of $27.1 million with interest rates ranging from 10.0% to 12.5%. Additionally, the Company prepaid the remaining $122.0 million outstanding under a secured term loan as a result of the completion of the Credit Facility. In connection with these prepayments, the Company recorded an extraordinary loss of $5.4 million, net of tax benefit of $3.5 million, or $0.06 per share.

                  The Debentures are subordinated to all senior indebtedness of the Company, as defined, and are callable, at the Company's option, beginning December 1997 at a premium of 104.5% which decreases annually until reaching par in December 2000. Interest on the Debentures is payable semi-annually in June and December.

                  Mortgages and Industrial Revenue Bonds are collateralized by property and equipment having a net book value of approximately $167.7 million and $23.3 million, respectively, at December 29, 1996. The Industrial Revenue Bonds are primarily floating rate demand obligations.

                  Cash payments for interest related to debt and capitalized leases were $71.3 million, $79.6 million, and $73.6 million for fiscal 1996, 1995 and 1994, respectively.

E. LEASE COMMITMENTS

                  The Company has both capital and operating lease agreements for stores and other facilities as well as for certain furniture, fixtures and equipment. Under most of these lease agreements, the Company pays taxes, insurance and maintenance costs. Initial lease terms for stores generally range from 10 to 25 years with renewal periods for an additional 5 to 10 years. Certain store leases provide for additional contingent rental payments based on a percentage of sales in excess of specified minimum amounts.

         Future minimum lease payments as of December 29, 1996 are as follows:

                                                            Capitalized Lease Obligations
                                                            -----------------------------
         (In thousands)                                                    Furniture, Fixtures      Operating
         Fiscal Year                                      Real Estate         and Equipment           Leases
         1997                                              $ 13,954             $ 1,177             $ 71,688
         1998                                                13,758                 271               65,616
         1999                                                12,759                  96               61,420
         2000                                                12,109                  49               57,990
         2001                                                11,123                  12               54,774
         Thereafter                                          45,953                --                402,669
                                                           --------             -------             --------
         Total minimum payments                             109,656               1,605             $714,157
         Less: Imputed interest and executory costs         (45,339)                (78)            ========
                                                           --------             -------
         Present value of net minimum lease payments         64,317               1,527
         Less: Current maturities                            (6,210)             (1,093)
                                                           --------             -------
         Capitalized lease obligations                     $ 58,107             $   434
                                                           ========             =======

                  Minimum sublease rentals, not deducted from above, to be received in the future under noncancellable operating subleases aggregated $26.2 million at December 29, 1996. Minimum lease rentals to be received in the future on noncancellable leases of owned properties aggregated $33.6 million at December 29, 1996.

                  Capitalized real estate and equipment leases are at effective interest rates of approximately 12.5% and 5.5%, respectively, as of December 29, 1996. Additions to capitalized leases in fiscal 1996 were $0.8 million as compared to $0.6 million in fiscal 1995.

                  Rental expense, net of lease income on owned properties and sublease income on leased properties, consists of the following:

                                                                 Fiscal Year
                                                    1996            1995            1994
         (In thousands)
         Minimum rentals                           $85,038         $81,926         $75,193
         Contingent rentals                          1,376           1,379           1,898
         Sublease rental income                     (4,296)         (4,029)         (4,297)
         Owned properties rental income             (4,819)         (4,759)         (5,260)
                                                   -------         -------         -------
                  Net rental expense               $77,299         $74,517         $67,534
                                                   =======         =======         =======


F. FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The fair value of financial instruments has been estimated by the Company using available market information as of December 29, 1996 and December 31, 1995, and valuation methodologies considered appropriate to the circumstances. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.

                                                   December 29, 1996    December 31, 1995
                                                   -----------------    -----------------
                                                  Carrying  Estimated  Carrying   Estimated
         (In thousands)                            Amount   Fair Value   Amount   Fair Value
         Assets:
           Cash and cash equivalents              $285,368   $285,368   $177,314   $177,314

         Liabilities:
           9% Senior Subordinated Debentures       300,000    252,750    300,000    246,000
           8 3/8% Senior Notes, net of discount     99,788     94,801     99,735     96,245
           Mortgages                               191,584    176,923    119,808    111,601
           Industrial Revenue Bonds                 39,085     39,085     39,785     39,785

                  Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments (less than three months).

                  9% Senior Subordinated Debentures and 8 3/8% Senior Notes:
         Fair value is based on quoted market prices from the New York Stock Exchange at December 27, 1996 and December 29, 1995.

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

                  Letters of credit: The Company has commercial and standby letters of credit used to secure corporate obligations. The commercial letters of credit have contractual amounts totaling $40.5 million and $31.7 million at December 29, 1996 and December 31, 1995, respectively, and a fair value of $0.1 million at December 29, 1996 and December 31, 1995, respectively. The standby letters of credit have contractual amounts totaling $59.1 million and $49.1 million at December 29, 1996 and December 31, 1995, respectively, and a fair value of $0.4 million at December 29, 1996 and December 31, 1995, respectively. The fair value is estimated to be equivalent to fees currently charged for similar arrangements, which approximate the fees paid by the Company due to the short-term nature (less than one year) of the Company's commitments.


G. STOCK OPTIONS AND AWARDS

                  Under the Company's employee stock incentive plans, the Compensation Committee of the Board of Directors ("Compensation Committee") has authority to grant the following types of awards: (a) stock options; (b) stock appreciation rights; (c) restricted stock; (d) deferred stock; (e) stock purchase rights and/or (f) other stock-based awards. Awards are exercisable subject to terms and conditions as determined by the Compensation Committee with no awards exercisable ten years after the date of grant.

                  In fiscal 1991, the Board of Directors adopted the 1991 Directors' Equity Plan ("Directors' Plan") for nonemployee directors. Under the Directors' Plan, eligible directors annually receive 188 shares of restricted stock and stock options exercisable for 750 shares of the Company's common stock. Vesting of the restricted stock occurs one year from the date of grant. The stock options are granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant, are exercisable in 20% installments beginning one year from the date of grant and expire ten years from the grant date. An aggregate of 46,875 shares of the Company's common stock is authorized to be issued under this plan.

                  During fiscal 1995, the Company amended and restated the 1989 Employee Stock Incentive Plan ("Stock Incentive Plan") to increase the number of shares issuable to extend the term during which awards may be made under the Stock Incentive Plan and to limit the amount of stock-based awards that may be granted to any single officer or key employee under that plan. Options are generally granted with a three to five year vesting requirement. At December 29, 1996, there were approximately 4.5 million shares of unissued common stock reserved for issuance under the Company's stock incentive plans.

                  Stock options: A summary of the status of the Company's two fixed stock option plans for fiscal 1996, 1995 and 1994, and changes during those years is presented below:

(Shares in thousands)                     1996                   1995                1994
                                          ----                   ----                ----
                                               Weighted-              Weighted-          Weighted-
                                               Average                Average             Average
                                               Exercise               Exercise           Exercise
Fixed Options                      Shares       Price       Shares      Price   Shares    Price
                                   ------       -----       ------      -----   ------    -----
Outstanding, beginning of year      5,521       $6.00        4,149      $6.75    3,090    $6.69
Granted                             1,924        4.95        2,091       4.78    1,742     6.98
Exercised                             (52)       2.43          (48)      2.47     (112)    3.95
Forfeited or cancelled             (1,634)       7.20         (671)      7.09     (571)    7.72
                                  -------                   ------               -----
Outstanding, end of year            5,759        5.35        5,521       6.00    4,149     6.75
                                  =======                   ======               =====

Options exercisable at year-end     2,361        5.39        2,085       5.73    1,759     5.28

Weighted-average fair value of
options granted during the year   $  2.69                   $ 2.71

The following table summarizes information about fixed stock options outstanding at December 29, 1996:

(Shares in thousands)                         Options Outstanding                                     Options Exercisable
                             ----------------------------------------------------------       ----------------------------------
                                 Number          Weighted-Average                                  Number            Weighted-
                             Outstanding at         Remaining          Weighted-Average       Exercisable at          Average
Range of Exercise Prices        12/29/96         Contractual Life       Exercise Price            12/29/96        Exercise Price
------------------------        --------         ----------------       --------------            --------        --------------
     $ 1.85 - 3.00                  656                2.11                  $2.64                   656               $2.64
       3.01 - 4.75                1,863                8.28                   4.62                   633                4.49
       4.76 - 6.50                1,839                8.85                   5.10                   142                5.74
      6.51 - 10.38                1,401                5.72                   7.90                   930                7.89
                                  -----                                                            -----
     $1.85 - 10.38                5,759                7.14                   5.35                 2,361                5.39
                                  =====                                                            =====

         Had the fair value of options granted under these plans beginning in 1995 been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


     (In thousands, except per share data)                   1996         1995
                  Net Income              As reported       $39,330      $50,325
                                          Pro forma         $37,896      $49,874

                  Earnings Per Share      As reported       $  0.39      $  0.50
                                          Pro forma         $  0.38      $  0.49

                  The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

                  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: no dividend yield for all years; expected volatility of 50 and 52 percent, respectively; risk-free interest rate ranges of 5.8% to 6.9% and 5.4% to 6.8%, respectively; and expected lives of six years.

                  Restricted stock awards: Periodically, the Company issues shares of restricted stock under provisions of the Stock Incentive Plan. A total of 511,625 restricted shares remained outstanding at December 29, 1996. These remaining shares will vest at various rates through the year 2000. During the vesting periods, none of such shares may be sold, transferred, pledged or assigned. During the restriction period, holders of the shares may exercise full voting rights and receive all dividends with respect to those shares.

                  Restricted stock activity for the last three fiscal years was as follows:

                  (Shares in thousands)                 1996        1995         1994
                                                       Shares      Shares       Shares
                                                       ------      ------       ------
                  Restricted Stock
                  Outstanding, beginning of year         515        1,202          903
                  Granted                                 26           48          480
                  Vested                                 (23)        (507)         (39)
                  Forfeited or cancelled                  (6)        (228)        (142)
                                                         ---        -----        -----
                  Outstanding, end of year               512          515        1,202
                                                         ===        =====        =====

                  The estimated weighted-average fair value at date of grant for restricted stock granted during 1996, 1995 and 1994 was $4.95, $4.38 and $5.88 per share, respectively. Deferred compensation of $0.1 million was recorded during fiscal 1996 in connection with restricted stock awards. Deferred compensation amortization relating to restricted stock awards of $0.9 million, $0.9 million and $0.3 million was charged to operations in fiscal 1996, 1995 and 1994, respectively.

                  Service Merchandise Foundation option: The Service Merchandise Foundation ("Foundation"), a private charitable foundation, was formed in 1990. As a charitable contribution, the Company granted the Foundation an option to purchase approximately 1.9 million shares of common stock at $2.20 per share, the then current market price. The option is exercisable in whole or in part from the date of grant until October 15, 2000. Under applicable Internal Revenue Service rulings, the stock option may not be exercised directly by the Foundation. The Foundation may sell all or a part of the option to unrelated not-for-profit entities, which may then exercise the option directly. These options are not treated as granted and outstanding until such time the Foundation sells them.

H. SHAREHOLDERS' RIGHTS PLAN

                  In February 1988, the Company adopted a shareholder rights plan. The plan declared a distribution of one Series A Junior Preferred Stock Purchase Right ("Rights") for each share of then outstanding common stock. The Rights attach to and are transferred with all certificates representing shares of common stock; no separate Rights certificates have been distributed. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Preferred Stock,

         $1 par value. The Rights are not and will not become exercisable except upon certain events such as a change of control. During fiscal 1995, the Rights Agreement was amended to lower the threshold at which the Rights become exercisable. The Board of Directors may, upon the triggering of the Rights Plan, redeem the Rights and prevent the purchase of Right units by shareholders. The Rights currently expire in 1998.

I. RETIREMENT PLAN

                  The Company has a defined benefit pension plan in which all employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the pension plan. Benefits are based on years of service and employee compensation. Contributions to the plan are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. The Company's funding policy has been to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, but no more than the maximum tax deductible amount. In fiscal 1996, 1995 and 1994, the Company made contributions of approximately $8.9 million, $8.8 million and $8.9 million, respectively, to the pension plan.

                  The following table sets forth the funded status of the pension plan and net pension expense:

                                                         December 29,         December 31,
(In thousands)                                               1996                1995
Actuarial present value of benefit obligations:
    Accumulated benefit obligation (includes
      $47,711 and $55,285 of vested benefit
      obligation, respectively)                            $(49,411)           $(57,269)
                                                           ========            ========

    Projected benefit obligation                           $(63,732)           $(62,448)
Plan assets at fair value, primarily
    listed corporate stocks and bonds                        69,945              61,496
                                                           --------            --------

Plan assets in excess of (less than)
    projected benefit obligation                              6,213                (952)
Unrecognized net loss                                         4,070               9,855
Unrecognized transitional liability, net of amortization     (2,655)             (3,035)
Unrecognized prior service cost                              (1,014)             (3,411)
                                                           --------            --------

    Prepaid pension cost                                   $  6,614            $  2,457
                                                           ========            ========

Service cost                                               $  5,946            $  6,660
Interest on projected benefit obligation                      4,463               4,197
Actual return on plan assets                                 (8,731)            (13,550)
Net amortization and deferrals                                3,021               8,170
                                                           --------            --------

    Net pension expense                                    $  4,699            $  5,477
                                                           ========            ========

Net pension expense was $5.2 million for fiscal 1994.

                  Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows: weighted-average discount rates for fiscal 1996 and 1995 were 7.8% and 7.3%, respectively; expected long-term rate of return on pension plan assets for both fiscal 1996 and 1995 was 9.5%; and rate of increase in future compensation levels for fiscal 1996 and 1995 was 4.5% and 5.0%, respectively.

J. EMPLOYEE SAVINGS PLAN

                  The Service Merchandise Company, Inc. Savings and Investment Plan ("Plan") is a voluntary compensation deferral plan under Section 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the Plan. Eligible employees may elect to defer from 1% to 15% of their compensation. The Company will match, based on earnings performance, up to 50% of the first 6% of employees' salary deferral. Deferrals are invested in Company common stock and/or in other securities and investments as permitted by the Plan and directed by each employee.

                  Company contributions to the Plan were $2.1 million, $2.1 million and $3.6 million for fiscal 1996, 1995 and 1994, respectively. The Company match percentage equaled 30% in fiscal 1996 and fiscal 1995 and 50% in fiscal 1994.

K. INCOME TAXES

                  Deferred income tax assets and liabilities at December 29, 1996 and December 31, 1995 are comprised of the following:

                                                                               DECEMBER 29,      December 31,
                  (In thousands)                                                   1996              1995

                  Deferred income tax assets:
                           Financial accruals                                    $15,234           $15,356
                           Capitalized leases                                     11,687            11,974
                           Other                                                   7,436             4,261
                                                                                 -------           -------
                              Deferred income tax asset                           34,357            31,591
                                                                                 -------           -------

                  Deferred income tax liabilities:
                           Depreciation                                           38,522            39,662
                           Layaway sales                                           4,688             4,153
                           Pension liability                                       3,005             2,602
                           Other                                                   3,501             1,777
                                                                                 -------           -------
                              Deferred income tax liability                       49,716            48,194
                                                                                 -------           -------

                  Net deferred income tax liability                              $15,359           $16,603
                                                                                 =======           =======

                  Net current deferred income tax liability                      $ 7,437           $11,715
                  Net long-term deferred income tax liability                      7,922             4,888
                                                                                 -------           -------
                  Net deferred income tax liability                              $15,359           $16,603
                                                                                 =======           =======

                  The provision for income taxes, net of tax benefit of $3.5 million in fiscal 1994 on the extraordinary loss from early extinguishment of debt, consists of the following:

                                                                       Fiscal Year
                                                             1996          1995          1994
                  (In thousands)
                  Current income taxes:
                       Federal                             $21,695       $19,185       $28,159
                       State and local                       1,271         1,050         4,813
                                                           -------       -------       -------

                                                            22,966        20,235        32,972
                  Deferred income taxes                        632        10,610         2,931
                                                           -------       -------       -------
                       Total income taxes                  $23,598       $30,845       $35,903
                                                           =======       =======       =======

                  A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

                                                                       Fiscal Year
                                                             1996          1995          1994
                  Statutory federal tax rate                35.0%         35.0%         35.0%
                  State and local income taxes,
                    net of federal benefit                   1.6%          2.0%          3.4%
                  Other                                      0.9%          1.0%          0.6%
                                                            ----          ----          ----
                  Effective tax rate                        37.5%         38.0%         39.0%
                                                            ====          ====          ====


                  Cash payments for income taxes were $19.9 million, $28.7 million and $47.4 million for fiscal 1996, 1995 and 1994, respectively.

L. OTHER COMMITMENTS AND CONTINGENCIES

                  In November 1995, a Florida state court returned a verdict of $13.8 million against the Company based on an allegation that the Company interfered with a competitor's right to lease property. The Company has settled this matter for an amount which is not material to the financial position of the Company.

                  The Company was also involved in other litigation, investigations of a routine nature and various legal matters during fiscal 1996 which are being defended and handled in the ordinary course of business. While the ultimate results of these matters described above cannot be determined or predicted, management does not believe that they will have a material adverse effect on the Company's results of operations or financial position.

M. QUARTERLY FINANCIAL INFORMATION - UNAUDITED

                  The Company has historically incurred a net loss throughout the first three quarters of the year due to the seasonality of its business. The results of operations for the first three quarters are not necessarily indicative of the operating results for the entire fiscal year.

         (In thousands, except per share data)

                                          March 31,    June 30,   September 29,  December 29,
         THREE PERIODS ENDED                1996         1996         1996          1996
         Net sales                        $ 715,628    $ 859,984    $ 738,328    $1,641,076
                                          =========    =========    =========    ==========


         Gross margin (a)                 $ 160,758    $ 207,851    $ 175,118    $  413,328
                                          =========    =========    =========    ==========


         Net earnings (loss)              $ (24,715)   $  (1,822)   $ (12,324)   $   78,191
                                          =========    =========    =========    ==========


         Net earnings (loss) per common
           share                          $   (0.24)   $   (0.02)   $   (0.12)   $     0.78
                                          =========    =========    =========    ==========

                                           April 2,      July 2,    October 1,   December 31,
         THREE PERIODS ENDED                 1995         1995         1995          1995
         Net sales                        $ 737,129    $ 864,875    $ 730,031    $1,686,490
                                          =========    =========    =========    ==========


         Gross margin (a)                 $ 169,284    $ 214,304    $ 176,163    $  416,671
                                          =========    =========    =========    ==========


         Net earnings (loss)              $ (23,009)   $     849    $  (8,540)   $   81,025
                                          =========    =========    =========    ==========


         Net earnings (loss) per common
           share                          $   (0.23)   $    0.01    $   (0.08)   $     0.80
                                          =========    =========    =========    ==========


         (a) Gross margin after cost of merchandise sold and buying and occupancy expenses.

Statement Of Responsibility

                  The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and present fairly in all material respects the Company's Consolidated Balance Sheets, Statements of Operations, Changes in Shareholders' Equity and Cash Flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment regarding the outcome of future conditions and circumstances. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

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



    /s/ Raymond Zimmerman        /s/ Gary M. Witkin     /s/ S. Cusano
    ---------------------        ------------------     -------------
    RAYMOND ZIMMERMAN            GARY M. WITKIN         S. CUSANO
    CHAIRMAN OF THE BOARD AND    PRESIDENT AND CHIEF    VICE PRESIDENT AND
    CHIEF EXECUTIVE OFFICER      OPERATING OFFICER      CHIEF FINANCIAL OFFICER

Independent Auditors' Report

         BOARD OF DIRECTORS AND SHAREHOLDERS
         SERVICE MERCHANDISE COMPANY, INC.

                  We have audited the accompanying Consolidated Balance Sheets of Service Merchandise Company, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995 and the related Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Service Merchandise Company, Inc. and subsidiaries at December 29, 1996 and December 31, 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.


         /s/ Deloitte & Touche LLP
         -------------------------
         DELOITTE & TOUCHE LLP
         January 28, 1997
         Nashville, Tennessee