Form 10-K405, Exhibit 13
period 1997-12-28
SERVICE MERCHANDISE CO INC
filed 1998-03-30
CIK 89107

                                                                                                                       EXHIBIT 13
Selected Financial Information

(In thousands, except per share, store, ratio and rate data)
Fiscal Year                                                      1997            1996           1995          1994          1993
---------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales                                                    $ 3,662,778     $ 3,955,016   $ 4,018,525   $ 4,050,381  $ 3,814,618
Earnings (loss)  before interest and income taxes (a)            (63,801)        138,564       162,078       179,643      217,542
Interest expense - debt and
    capitalized leases (a)                                        78,531          75,636        80,908        78,707       80,370
Earnings (loss) before extraordinary loss and
    cumulative effect of change in accounting
    principle                                                    (88,957)         39,330        50,325        61,570       82,315
Net earnings (loss)                                              (91,600)         39,330        50,325        56,155       82,583

RATIOS & RATES

Gross margin to net sales                                           23.2%           24.2%         24.3%         24.0%        24.8%
Selling, general and administrative
    expenses to net sales (a)                                       19.8%           19.2%         18.7%         18.0%        17.5%
Effective tax rate                                                  37.5%           37.5%         38.0%         39.0%        40.0%
Earnings (loss) before extraordinary loss and
    cumulative effect of change in accounting
    principle to net sales                                          (2.4%)           1.0%          1.3%          1.5%         2.2%
Net earnings (loss) to net sales                                    (2.5%)           1.0%          1.3%          1.4%         2.2%

PER COMMON SHARE - BASIC AND DILUTED (b)

Earnings (loss) per share before extraordinary loss
    and cumulative effect of change in accounting
    principle - Basic                                            $ (0.89)         $ 0.39        $ 0.50        $ 0.62       $ 0.83
Earnings (loss) per share before extraordinary loss
    and cumulative effect of change in accounting
    principle - Assuming dilution                                  (0.89)           0.39          0.50          0.62         0.82
Net earnings (loss) per share - Basic                              (0.92)           0.39          0.50          0.56         0.83
Net earnings (loss) per share - Assuming dilution                  (0.92)           0.39          0.50          0.56         0.82
Weighted-average common shares:
    Basic                                                         99,930          99,209        99,059        99,432       99,242
    Diluted                                                       99,930         100,326       100,357       100,105      100,553

FINANCIAL POSITION

Inventories                                                    $ 929,818     $ 1,052,969   $ 1,034,467   $ 1,004,282    $ 939,259
Accounts payable (a)                                             482,235         639,887       679,107       685,297      679,421
Working capital                                                  586,501         489,597       365,025       290,696      310,622
Total assets (a)                                               1,951,461       2,087,452     1,999,008     1,972,433    2,063,397
Long-term obligations (c)                                        761,522         682,156       623,286       618,423      698,521
Shareholders' equity                                             336,505         427,094       386,742       336,376      279,538

RATIOS

Inventory turnover                                                   2.8x            2.9x          3.0x          3.2x         3.2x
Current ratio (a)                                                    1.7x            1.5x          1.4x          1.3x         1.3x
Long-term debt to long-term debt + equity                           69.4%           61.5%         61.7%         64.8%        71.4%

OTHER INFORMATION

Total net sales increase (decrease)                                (7.4%)          (1.6%)        (0.8%)         6.2%         2.7%
Comparable store net sales increase (decrease) (d)                 (3.1%)          (1.9%)        (3.3%)         1.3%         0.3%
Number of stores                                                     361             401           410           407          391

EBITDA DATA
EBITDA (e)                                                      $ (4,561)      $ 199,189     $ 224,816     $ 242,495    $ 280,075
EBITDA to net sales                                                 (0.1%)           5.0%          5.6%          6.0%         7.3%

(a)  Certain prior period amounts have been reclassified for comparative purposes.
(b)  Restated to reflect the adoption of SFAS No. 128
(c)  Includes both long-term debt and long-term portion of capitalized lease obligations.
(d)  Adjusted to reflect a comparable number of selling days.
(e)  EBITDA consists of net earnings before interest, income taxes, depreciation and amortization.  Also included in EBITDA is other amortization classified as selling, general and administrative expenses in the following amounts:  1997 - $992;
     1996 - $966; 1995 - $964; 1994 - $317; 1993 - $757.  Certain amounts have been reclassified from selling, general and administrative expenses to interest expense for both current and prior periods.  EBITDA is not intended to represent net earnings, cash flow or any other measure of performance in accordance with generally accepted accounting principles, but is included because management believes certain investors find it to be a useful tool for measuring operating performance.

                                            Management's Discussion & Analysis

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This discussion includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties including, but not limited to, competitive pressures from other retailers; the ability to affect changes in business strategy and the success of the changes in business strategy; the ability to affect completion of the Company's restructuring plan; the ability to affect conversions to new technological systems including becoming year 2000 compliant; financing costs; availability, cost and other terms associated with products; economic conditions; real estate occupancy and development costs; inventory risks;
advertising  costs,  including  the cost of paper and  postage;  labor costs and other risks disclosed in filings with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in any such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

RESULTS OF OPERATIONS

Fiscal Year Ended December 28, 1997 Compared to
Fiscal Year Ended December 29, 1996

The Company's consolidated statement of operations presentation changed beginning with the second quarter of 1997. This change was made to disclose the financial statement impact of the inventory liquidations and other operating results associated with the closing facilities and remerchandising activities. "Closing facilities and remerchandising activities" reflects inventory liquidations and other operating results of 44 stores and one distribution center closed during 1997 as part of: (1) the Company's restructuring plan announced in the first quarter of 1997 and (2) exiting certain product lines as part of a remerchandising program. Selling, general and administrative expenses for closing facilities and remerchandising activities does not include any allocation of corporate overhead. Prior year amounts reflect operating results for these same facilities and merchandise classifications.

Net loss for the year ended December 28, 1997 (fiscal 1997) was $91.6 million, or $0.92 per share, compared to net earnings of $39.3 million, or $0.39 per share, for the year ended December 29, 1996 (fiscal 1996). The decrease in earnings was primarily the result of a $129.5 million pre-tax restructuring charge taken in the first quarter of fiscal 1997, a $37.4 million pre-tax loss associated with inventory liquidations from closing facilities and remerchandising activities, lower sales from operations excluding closing facilities and remerchandising activities, a $4.2 million pre-tax extraordinary loss on the early extinguishment of debt and efforts to change the Company's business strategy to concentrate on core merchandise strengths in jewelry and home furnishings. Several initiatives were implemented during 1997 including launching a new marketing model aimed at expanding the Company's customer base, aligning product offerings into thematic merchandise categories, closing underperforming stores and replacing the traditional clipboard system with a new customer-friendly pull-tag system. However, these initiatives did not result in an improvement in sales or earnings for the Company in 1997. In fiscal 1998, the Company is aggressively working to achieve improvements in its operations, including improving margins and the expense structure, enhancing the productivity and efficiency of its advertising, maximizing the value of a new credit card program, improving the efficiency and effectiveness of its supply chain process and enhancing overall customer service.

Net sales for the Company were $3.66 billion for fiscal 1997 compared to $3.96 billion for fiscal 1996. The decrease of $292.2 million, or 7.4%, is the result of a 3.1% decline in comparable store sales and a decline in net sales from closing facilities and remerchandising activities of $162.1 million due to the closure of 44 underperforming stores.

The Company's business is highly seasonal with a significant portion of its sales occurring in the fourth quarter. Fourth quarter net sales accounted for 39.4% and 41.5% of total net sales in fiscal 1997 and 1996, respectively. Fourth quarter net sales for fiscal 1997 decreased 12.1% when compared to the fourth quarter of fiscal 1996, primarily due to the closure of 44 underperforming stores in the third quarter of 1997. Comparable store sales decreased 3.6% for the fourth quarter of 1997.

Net sales from operations excluding closing facilities and remerchanding activities were $3.47 billion for fiscal 1997 compared to $3.60 billion for fiscal 1996, a decrease of $130.1 million or 3.6%. Comparable store sales declined 3.1%. Jewelry comparable store sales were down 0.4%. Improvements in gold sales, jewelry special sales events and warranty sales were offset by sales declines in watches, diamonds and precious and semi-precious stones.

Hardline comparable store sales were down 4.1%. Sales improvements in decorative home, seasonal, telephones, home furnishings and photo categories were offset by sales declines in sporting and fitness, toys, small appliances, housewares, audio, video and home office equipment.

Net sales from closing facilities and remerchandising activities were $190.7 million for fiscal 1997 compared to $352.8 million for fiscal 1996. Sales from closing facilities and remerchandising activities for fiscal 1997 decreased from fiscal 1996 due to the closing of 44 underperforming stores which was completed in July 1997.

Gross margin, after cost of merchandise sold and buying and occupancy expenses, for the Company decreased as a percentage of net sales to 23.2% in fiscal 1997 from 24.2% in fiscal 1996. The decrease in the margin rate is primarily attributable to the closing facilities and remerchandising activities.

Gross margin, after cost of merchandise sold and buying and occupancy expenses, for operations excluding closing facilities and remerchandising activities decreased to $851.2 million, or 24.5% of sales from operations excluding closing facilities and remerchandising activities for fiscal 1997 as compared to $892.4 million, or 24.8% of sales from operations excluding closing facilities and remerchandising activities for fiscal 1996. Lower sales from operations excluding closing facilities and remerchandising activities affected the gross margin dollar performance. Overall improvements in both jewelry and hardline merchandise margins were offset by increases in freight and buying and occupancy costs resulting in the reduction in gross margin rate from last year.

Gross margin, after cost of merchandise sold and buying and occupancy expenses, for closing facilities and remerchandising activities was $(0.2) million, or (0.1)% of sales from closing facilities and remerchandising activities for fiscal 1997 as compared to $64.7 million, or 18.3% of sales from closing facilities and remerchandising activities for fiscal 1996. The decline in both gross margin dollars and rate was due to the merchandise discounts offered in liquidating inventories at the 44 underperforming stores as part of the Company's restructuring and remerchandising programs.

While selling, general and administrative ("SG&A") expenses for the Company decreased $31.8 million in fiscal 1997 compared to fiscal 1996, they increased as a percentage of net sales to 19.8% from 19.2% in fiscal 1996. This increase relative to sales reflects the higher SG&A cost structure for the inventory liquidations and lower-than-planned sales in the fourth quarter of 1997.

Selling, general and administrative expenses of operations excluding closing facilities and remerchandising activities were $692.7 million, or 20.0% of sales from operations excluding closing facilities and remerchandising activities for fiscal 1997 compared to $701.0 million, or 19.5% of sales from operations excluding closing facilities and remerchandising activities for fiscal 1996. A decrease in SG&A dollars associated with reduced employment and advertising costs was not enough to offset the sales volume decline, the net result being an increase in SG&A as a percentage of sales.

Selling, general and administrative expenses for closing facilities and remerchandising activities were $34.3 million for fiscal 1997 compared to $57.8 million in fiscal 1996. The closure of the 44 underperforming stores completed in July 1997 resulted in the decreased selling, general and administrative costs for the fiscal year.

Depreciation and amortization on owned and leased property and equipment was $58.2 million for fiscal 1997 as compared to $59.7 million for fiscal 1996, a decrease of 2.4%. The Company's capital expenditures, excluding capitalized leases, remained relatively flat at $40.8 million in fiscal 1997 as compared to $40.7 million in fiscal 1996. The Company closed a net 40 stores (including the 44 underperforming stores) in fiscal 1997 as compared to closing a net nine stores in fiscal 1996.

Interest expense on debt and capitalized leases increased to $78.5 million in fiscal 1997 from $75.6 million in fiscal 1996. The increase is primarily attributable to the issuance of $74.8 million in mortgage financing notes that occurred primarily in the fourth quarter of 1996.

The effective income tax rate remained at 37.5% for both fiscal years 1997 and 1996.

On March 25, 1997, the Company adopted the restructuring plan to close 60 underperforming stores and one distribution center. As a result, a pre-tax charge of $129.5 million for restructuring costs was taken in the first quarter of 1997. The components of the restructuring charge and an analysis of the amounts charged against the accrual through December 28, 1997 are outlined in the following table:

                                                                Activity to Date
                                               ------------------------------------------------
                                                                                                       Accrued
                                   Original                                                      Restructuring
                                     Charge     Restructuring            Asset          Change     Costs as of
 (In thousands)                    Recorded        Costs Paid      Write-downs     in Estimate        12/28/97
                                 ------------- ----------------- ---------------- ------------- -----------------
Lease termination and
other real estate costs            $ 83,225       $  (12,812)      $       -         $   3,098    $     73,511

Property and equipment
write-downs                          32,915                -
                                                                     (32,915)                -               -
Employee severance
                                      4,869           (3,469)              -              (869)            531
Other exit costs
                                      8,501           (4,072)              -            (2,229)          2,200
                                 ------------- ----------------- ---------------- ------------- -----------------
   Total                          $ 129,510        $ (20,353)      $ (32,915)       $        -    $     76,242
                                                                                                       (21,178)
                                 ============= ================= ================ ============= -----------------
   Less: Current portion                                                                          $     55,064
                                                                                                =================


Changes in estimates are representative of management's assessments as of December 28, 1997 that, based on actual experience to date, certain charges will be higher than originally estimated while others will be less than originally estimated. Due to unfavorable sublease and termination experience for stores closed to date, the Company increased the estimate for lease termination and other real estate costs. These unfavorable results have been offset by favorable experience in employee severance and other exit costs for stores closed to date.

The restructuring plan was based on an analysis of individual store performance based on cash flow return on committed capital, fit within marketing demographic profiles and strategic geographic positioning. After the effect of charges and costs related specifically to the closings, the immediate ongoing impact of the closings on net income will be immaterial because the stores planned to be closed were near break-even contributors.

In the second quarter of 1997, management began the process of closing 44 of the 60 stores and one distribution center. These 44 stores and distribution center were closed by the end of July 1997, with the remaining closures expected to be completed in 1998. Liquidation of the inventory associated with these 44 closed stores began in April 1997 and was completed in July 1997. Reduced margins and changes in selling, general and administrative expenses are reflected in the Company's operating results as inventory associated with the closing stores is liquidated.

During the second quarter of 1997, the Company also began implementing certain remerchandising strategies, including the exit of the low margin computer business and certain components of the wireless communication business.




Fiscal Year Ended December 29, 1996 Compared to
Fiscal Year Ended December 31, 1995

Net earnings for the year ended December 29, 1996 (fiscal 1996) were $39.3 million, or $0.39 per share, compared to net earnings of $50.3 million, or $0.50 per share, for the year ended December 31, 1995 (fiscal 1995). The decrease in earnings was primarily attributable to lower sales and increased selling, general and administrative expenses, partially offset by lower interest expense related to lower average short-term borrowings. During the latter part of 1996, management began a broad and fundamental analysis of the Company's business design and retail format focused on improving returns on invested capital. This strategic analysis and the identification of related action plans resulted in the announcement of the Company's Restructuring Plan and related $129.5 million restructuring charge recorded in the first quarter of 1997.

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

The Company's business is highly seasonal with a significant portion of its sales occurring in the fourth quarter. Fourth quarter net sales accounted for 41.5% and 42.0% of total net sales in fiscal 1996 and 1995, respectively. Fourth quarter net sales for fiscal 1996 decreased 2.7% when compared to the fourth quarter of fiscal 1995. Comparable store sales decreased 2.8% for the fourth quarter of 1996.

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

Interest expense on debt and capitalized leases decreased to $75.6 million in fiscal 1996 from $80.9 million in fiscal 1995. Lower average borrowings related to prior year positive operating cash flow, lower working capital investment and lower capital expenditures contributed to the decline in interest expense.

The effective income tax rate decreased to 37.5% in fiscal 1996 from 38.0% in fiscal 1995 as a result of a reduction in the effective rates of state income taxes.


LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash provided from operations, funds available under the Company's credit facility and long-term financing provided the resources required to support operations, seasonal working capital requirements and capital expenditures. The Company's business is highly seasonal with the Company's inventory investment and related short-term borrowing requirements reaching a peak prior to the Christmas season. Positive cash flow from operations is generated principally in the latter part of the fourth quarter of each fiscal year, in line with the seasonal nature of the Company's business. The significant fourth quarter cash flows enabled the Company to repay all short-term borrowings under its credit facilities prior to both 1997 and 1996 fiscal year ends.

Net cash provided (used) by operations was $(21.4) million for fiscal 1997 as compared to $65.7 million for fiscal 1996 and $72.8 million for fiscal 1995. Cash flow from operations decreased for fiscal 1997 compared to fiscal 1996 as a result of: a) decreased earnings attributable in part to cash payments related to restructuring and remerchandising activities, b) reductions in accounts payable due to: i) decreased purchase volumes as a result of the store closings,
ii) a negotiated contraction in payment terms in exchange for revised economics with certain vendors, iii) aggressive use of anticipation discounts at year-end and iv) changes in merchandise mix which changed the average terms. These factors were offset somewhat by inventory liquidations associated with the closing stores. Cash flow provided by operations decreased for fiscal 1996 compared to fiscal 1995 primarily due to a decline in earnings.

Net cash provided (used) by financing activities was $78.9 million, $58.4 million and $(8.1) million for fiscal 1997, 1996 and 1995, respectively. Cash provided in fiscal 1997 from financing activities reflected a $200 million term loan obtained in connection with the completion of the Company's $900 million, five-year Amended and Restated Credit Facility in the third quarter of 1997. This was partially offset by the retirement of $86.2 million of Senior Notes due 2001 and $17.4 million of debt issuance costs incurred primarily for the Amended and Restated Credit Facility. Additionally, the Company paid $15.8 million in mortgage payments including both prepayments and regularly scheduled payments. In fiscal 1996, cash provided from financing activities reflected $73.6 million in mortgage financings, which primarily consisted of a single 15-year financing at a weighted-average rate of 9.2%. In fiscal 1995, long-term debt, excluding current maturities, increased as a result of two new mortgages totaling $6.8 million and the refinancing of a $7.8 million mortgage which resulted in a reclassification from current maturities to long-term debt.

Capital Expenditures

Net cash used for investing activities was $23.3 million, $29.9 million and $47.8 million in fiscal 1997, 1996 and 1995, respectively. Proceeds from the sale of property and equipment of $19.6 million in fiscal 1997 primarily relates to the closure of the 44 underperforming stores and the related sale of store fixtures and owned real estate. Additionally, the Company sold other buildings, land and fixtures unrelated to the closure of the 44 underperforming stores. Capital expenditures, excluding capitalized leases, in fiscal 1997 were $40.8 million as compared to $40.7 million in fiscal 1996 and $45.8 million in fiscal 1995.

Capital expenditures in fiscal 1997 related primarily to the remodeling of select stores, new store construction, capital maintenance and information systems expenditures. Capital expenditures for fiscal 1996 related primarily to new store construction, capital maintenance and remodeling of select stores. In fiscal 1997, the Company opened five stores and closed 45 stores (including 44 underperforming stores as part of the restructuring plan) as compared to the opening of six stores and closing of 15 stores in fiscal 1996. In fiscal 1995, the Company opened nine stores and closed six stores.

Planned capital expenditures for 1998 are expected to be approximately $50.0 million and to be directed primarily to new store formats, capital maintenance and information systems improvements. Additionally, pursuant to signing a new third party credit card provider agreement in 1997, the Company has contributed in January 1998 an initial capitalization amount of $11.0 million to a new credit card subsidiary. The Company expects to fund future capital expenditures with cash flow from operations, borrowings under existing credit facilities and potential future financings.


Capital Structure

In September 1997, the Company amended its then existing credit facility by entering into a $900 million, five-year Amended and Restated Credit Facility which includes a $200 million term loan and a revolving credit facility with a maximum commitment level of $700 million. This facility provides the Company with additional liquidity as well as increased operating flexibility with respect to certain financial covenants when compared to the Company's prior credit facility. At December 28, 1997, the Company had no revolving loans outstanding under the Amended and Restated Credit Facility. The Company also met its clean-down provision under the Amended and Restated Credit Facility. Average short-term borrowings decreased to $101.2 million for fiscal 1997 as compared to $211.3 million for fiscal 1996 due primarily to the addition of the term loan. Short-term borrowings under the revolver portion of the Company's credit facilities reached a maximum of $283.7 million during fiscal 1997 as compared to $421.7 million in fiscal 1996 and $518.6 million in fiscal 1995.

During fiscal 1996, two of the Company's objectives were to bolster liquidity and raise long-term capital for potential future investments by the Company. This was accomplished through the mortgage financing of twenty-six properties for $73.6 million during the year and a reduction in working capital investment throughout most of the year.

Total debt as a percentage of total capital for fiscal 1997 was 70.2% as compared to 62.0% in fiscal 1996 and 62.1% in fiscal 1995. The increase in the percentage in 1997 was due to the addition of the term loan and the impact of the 1997 net loss on shareholders' equity, largely related to the Company's restructuring and remerchandising programs.

Effect of New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both statements shall be effective for fiscal years beginning after December 15, 1997. The Company anticipates that the adoption of these Statements will not have a material impact on its operating results or financial position.

Year 2000 Compliance

Management has initiated an organization-wide program to prepare the Company's computer systems and applications for the year 2000. Replacement, conversion, and testing of hardware and system applications are expected to cost approximately $2.5 million to $3.0 million over the next two years. The Company expects its Year 2000 Program to be completed on a timely basis. However, if the program is not completed on a timely basis, there may be a material effect on the operations or financial results of the Company. The Company has also begun contacting its primary processing vendors to determine if they have developed plans to address processing of transactions in the year 2000. However, there can be no assurance that the systems of other entities on which the Company relies will be converted in a timely manner or that any such failure to convert by another entity would not have a material effect on the operations or financial results of the Company.

Inflation

The Company does not believe inflation has had a material impact on the Company's net sales or net earnings (loss) during the last three fiscal years.

Consolidated Statements Of Operations


                                                                                                 For the Fiscal Year Ended
(In thousands, except per share data)                                                  12/28/97          12/29/96        12/31/95
-----------------------------------------------------------------------------------------------------------------------------------
Net sales
     Operations excluding closing facilities and remerchandising activities           $ 3,472,063      $ 3,602,206     $ 3,649,575
     Closing facilities and remerchandising activities                                    190,715          352,810         368,950
                                                                                  -------------------------------------------------
                                                                                        3,662,778        3,955,016       4,018,525
                                                                                  -------------------------------------------------

Costs and expenses
  Cost of merchandise sold and buying and occupancy expenses
     Operations excluding closing facilities and remerchandising activities             2,620,884        2,709,840       2,746,109
     Closing facilities and remerchandising activities                                    190,878          288,121         295,994
                                                                                  -------------------------------------------------
                                                                                        2,811,762        2,997,961       3,042,103
                                                                                  -------------------------------------------------

  Gross margin after cost of merchandise sold and buying and occupancy expenses
     Operations excluding closing facilities and remerchandising activities               851,179          892,366         903,466
     Closing facilities and remerchandising activities                                       (163)          64,689          72,956
                                                                                  -------------------------------------------------
                                                                                          851,016          957,055         976,422
                                                                                  -------------------------------------------------

  Selling, general and administrative expenses
     Operations excluding closing facilities and remerchandising activities               692,730          701,000         694,805
     Closing facilities and remerchandising activities                                     34,329           57,832          57,765
                                                                                  -------------------------------------------------
                                                                                          727,059          758,832         752,570
                                                                                  -------------------------------------------------


Restructuring charge                                                                      129,510                -               -
                                                                                  -------------------------------------------------


Depreciation and amortization
     Operations excluding closing facilities and remerchandising activities                55,728           54,495          56,352
     Closing facilities and remerchandising activities                                      2,520            5,164           5,422
                                                                                  -------------------------------------------------
                                                                                           58,248           59,659          61,774
                                                                                  -------------------------------------------------

Earnings (loss) before interest and income taxes                                          (63,801)         138,564         162,078

Interest expense - debt                                                                    70,663           66,993          71,501

Interest expense - capitalized leases                                                       7,868            8,643           9,407
                                                                                  -------------------------------------------------

Earnings (loss) before income taxes                                                      (142,332)          62,928          81,170

Income tax provision (benefit)                                                            (53,375)          23,598          30,845
                                                                                  -------------------------------------------------


Earnings (loss) before extraordinary item                                                 (88,957)          39,330          50,325

Extraordinary loss from early extinguishment of debt, net of
     tax benefit of $1,585 in fiscal 1997                                                  (2,643)               -               -
                                                                                  -------------------------------------------------

Net earnings (loss)                                                                     $ (91,600)        $ 39,330        $ 50,325
                                                                                  =================================================


Per common share - basic and diluted:


Earnings (loss) before extraordinary item                                                 $ (0.89)          $ 0.39          $ 0.50

Extraordinary loss from early extinguishment of debt,
     net of tax benefit                                                                     (0.03)            -               -
                                                                                  -------------------------------------------------


Net earnings (loss)                                                                       $ (0.92)          $ 0.39          $ 0.50
                                                                                  =================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                                           Consolidated Balance Sheets


(In thousands, except per share data)                                   12/28/97        12/29/96
                                                                   -------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                              $364,169        $329,993
  Accounts receivable, net of allowance of
    $3,456 and $4,593, respectively                                        43,130          61,454
  Inventories                                                             929,818       1,052,969
  Prepaid expenses and other assets                                        25,276          15,461
  Deferred income taxes                                                    22,478               -
                                                                   -------------------------------

    TOTAL CURRENT ASSETS                                                1,384,871       1,459,877

Net property and equipment - owned                                        490,345         567,056
Net property and equipment - capitalized leases                            33,289          37,701
Other assets and deferred charges                                          42,956          22,818
                                                                   -------------------------------

    TOTAL ASSETS                                                       $1,951,461      $2,087,452
                                                                   ===============================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                       $482,235        $639,887
  Accrued expenses                                                        214,451         212,223
  State and local sales taxes                                              48,331          62,690
  Accrued restructuring costs                                              21,178               -
  Income taxes                                                                  -          33,898
  Current maturities of long-term debt                                     23,723           6,842
  Current maturities of capitalized lease obligations                       8,452           7,303
  Deferred income taxes                                                         -           7,437
                                                                   -------------------------------

    TOTAL CURRENT LIABILITIES                                             798,370         970,280

Accrued restructuring costs                                                55,064               -
Long-term debt                                                            711,512         623,615
Capitalized lease obligations                                              50,010          58,541
Deferred income taxes                                                           -           7,922
                                                                   -------------------------------

    TOTAL LIABILITIES                                                   1,614,956       1,660,358
                                                                   -------------------------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preferred stock, $1 par value, authorized 4,600 shares,
    undesignated as to rate and other rights, none issued
  Series A Junior Preferred Stock, $1 par value, authorized
    400 shares, none issued
  Common stock, $.50 par value, authorized 500,000 shares, issued
    and outstanding 100,376 and 99,758 shares, respectively                50,188          49,879
  Additional paid-in capital                                                7,908           5,670
  Deferred compensation                                                    (2,787)         (1,251)
  Retained earnings                                                       281,196         372,796
                                                                   -------------------------------

    TOTAL SHAREHOLDERS' EQUITY                                            336,505         427,094
                                                                   -------------------------------

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $1,951,461      $2,087,452

                                                                   ===============================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in
Shareholders' Equity


                                                          Common Stock
                                                                          Additional
                                                        Common       Par     Paid-in       Deferred    Retained
(In thousands)                                          Shares     Value     Capital   Compensation    Earnings     Total
                                                  --------------------------------------------------------------------------
BALANCE JANUARY 1, 1995                                 99,818    $ 49,909   $ 6,115       $ (2,789)   $ 283,141  $ 336,376

Net earnings                                                 -           -         -              -       50,325     50,325

Exercise of stock options                                   48          24        77              -            -        101

Shares issued under restricted
   stock awards                                             48          24       190           (214)           -          -

Amortization of deferred
  compensation                                               -           -         -            925            -        925

Cancellation / forfeiture of restricted stock             (228)       (114)     (899)            28            -       (985)
                                                      ----------------------------------------------------------------------

BALANCE DECEMBER 31, 1995                               99,686      49,843     5,483         (2,050)     333,466    386,742


Net earnings                                                 -           -         -              -       39,330     39,330

Exercise of stock options                                   52          26        93              -            -        119

Shares issued under restricted
   stock awards                                             26          13       115           (128)           -          -

Amortization of deferred
  compensation                                               -           -         -            927            -        927

Cancellation / forfeiture of restricted stock               (6)         (3)      (21)             -            -        (24)
                                                      ----------------------------------------------------------------------

BALANCE DECEMBER 29, 1996                               99,758      49,879     5,670         (1,251)     372,796    427,094


Net loss                                                     -           -         -              -      (91,600)   (91,600)

Exercise of stock options                                   57          29        75              -            -        104

Shares issued under restricted
   stock awards                                            621         310     2,393         (2,703)           -          -

Amortization of deferred
  compensation                                               -           -         -            948            -        948

Cancellation / forfeiture of restricted stock              (60)        (30)     (230)           219            -        (41)
                                                      ----------------------------------------------------------------------

BALANCE DECEMBER 28, 1997                              100,376    $ 50,188   $ 7,908       $ (2,787)   $ 281,196  $ 336,505
                                                      ======================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                                                                             Consolidated Statements of Cash Flows

                                                                                    For the Fiscal Year Ended
(In thousands)                                                                 12/28/97      12/29/96     12/31/95
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings (loss)                                                        $(91,600)      $39,330      $50,325

    Adjustments to reconcile net earnings (loss) to net
      cash provided (used) by operating activities:
       Depreciation and amortization (a)                                         62,345        62,683       64,569
       Deferred income taxes                                                    (39,663)       (1,244)      11,976
       (Gain) loss on sale of property and equipment                             (2,571)       (4,656)         166
       Write-down of property due to restructure                                 32,915             -            -
       Write-off of debt issue costs                                              2,208             -            -
       Changes in assets and liabilities (net of disposition) (b):
         Accounts receivable                                                     18,324        (7,833)       1,513
         Inventories                                                            123,151       (18,502)     (30,185)
         Prepaid expenses and other assets                                       (1,368)        9,816        2,501
         Accounts payable                                                      (157,652)      (39,219)      (6,191)
         Accrued expenses                                                        (9,866)       20,673      (11,690)
         Accrued restructuring costs                                             76,242             -            -
         Income taxes                                                           (33,898)        4,689      (10,155)
                                                                           ----------------------------------------

       NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                         (21,433)       65,737       72,829
                                                                           ----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment - owned                                 (40,838)      (40,746)     (45,763)
    Proceeds from sale of property and equipment                                 19,574         9,855        1,554
    Other, net                                                                   (2,006)          965       (3,569)
                                                                           ----------------------------------------

       NET CASH USED BY INVESTING ACTIVITIES                                    (23,270)      (29,926)     (47,778)
                                                                           ----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from short-term borrowings                                         483,700       421,700      518,600
    Repayment of short-term borrowings                                         (483,700)     (421,700)    (518,600)
    Proceeds from long-term debt                                                206,560        73,563        6,800
    Repayment of long-term debt                                                (101,999)       (2,486)      (5,430)
    Repayment of capitalized lease obligations                                   (8,395)       (8,693)      (8,294)
    Debt issuance costs                                                         (17,350)       (4,048)        (287)
    Exercise of stock options (forfeiture of restricted stock), net                  63            95         (884)
                                                                           ----------------------------------------

       NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                          78,879        58,431       (8,095)
                                                                           ----------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                        34,176        94,242       16,956

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                   329,993       235,751      218,795
                                                                           ----------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                                        $364,169      $329,993     $235,751
                                                                           ========================================


(a) Includes other amortization classified as either selling, general and administrative expense or interest expense of $4,058 for fiscal 1997, $2,972 for fiscal 1996, $2,743 for fiscal 1995, and $39, $52 and $52 of discount amortization classified as interest expense in fiscal 1997, 1996 and 1995, respectively.
(b) Includes disposition costs previously accrued which were associated with the closing of various store locations.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements for the Three Years Ended December 28, 1997

A.     FINANCIAL STATEMENT PRESENTATION

The Company's consolidated statement of operations presentation changed beginning with the second quarter of 1997. This change was made to disclose the financial statement impact of the inventory liquidations and other operating results associated with the closing facilities and remerchandising activities. "Closing facilities and remerchandising activities" reflects inventory liquidations and other operating results of 44 stores and one distribution center closed during 1997 as part of: (1) the Company's restructuring plan announced in the first quarter of 1997 and (2) exiting certain product lines as part of a remerchandising program. Selling, general and administrative expenses for closing facilities and remerchandising activities does not include any allocation of corporate overhead. Prior year amounts reflect operating results for these same facilities and merchandise classifications.


B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Service Merchandise Company, Inc. ("Company"), with 361 stores in 34 states, is one of the nation's largest retailers of jewelry and offers a wide selection of brand-name hard goods in its other product lines. The major categories of goods offered by the Company are fine jewelry, kitchen and dining, home accents and furniture, looking healthy/staying healthy, season to season, travel and adventure, electronics and kid essentials. Customer purchases typically take place in a Service Merchandise store. The Company is engaged in a highly competitive business and competes with most nationally known jewelry and hardline retail merchandisers, including department, general merchandise, specialty and discount stores.

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

Fiscal year: The Company maintains its books using a 52/53 week year ending on the Sunday closest to the end of the calendar year. There were 52 weeks in each of the three fiscal years in the period ended December 28, 1997.

Use of estimates: The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Changes in such estimates may affect amounts reported in future periods.

Cash and cash equivalents: Cash and cash equivalents include cash on hand and short-term, highly liquid investments which generally include commercial paper, time deposits, securities under repurchase agreements, tax exempt variable rate securities, master notes and institutional money market funds, with an original maturity date less than 30 days. These investments are valued at cost, which approximates market, and have a weighted-average interest rate of 5.8% and 5.6% as of December 28, 1997 and December 29, 1996, respectively. Outstanding checks of $73.2 million and $44.6 million as of December 28, 1997 and December 29, 1996, respectively, have been reclassified to Accounts Payable.

Accounts receivable: Accounts receivable primarily include trade accounts, vendor allowances and customer layaway receivables.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined utilizing the first-in, first-out method.

Advertising:   The  Company  generally  expenses  the  costs  of  producing  and communicating advertising the first time the advertising takes place. Net advertising expense was $135.0 million, $144.0 million and $146.9 million for the fiscal years 1997, 1996 and 1995, respectively. Advertising costs of $7.8 million and $8.3 million were included in prepaid expenses at December 28, 1997 and December 29, 1996, respectively.

Property and equipment - owned: Owned property and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over a period of five to 10 years for furniture, fixtures and equipment and 30 years for buildings. Leasehold improvements are depreciated over the lesser of the life of the asset or the real estate lease term. Accelerated depreciation methods are used for income tax purposes.

Property and equipment - capitalized leases: Capitalized leases are recorded at the lower of fair value of the leased property or the present value of the minimum lease payments at the inception of the lease. Amortization of leased property is computed using the straight-line method over the term of the lease.

Deferred charges: Deferred charges consist primarily of debt issuance costs and deferred finance charges which are amortized over the life of the related debt. This amortization is classified as interest expense.

Derivative financial instruments: As part of a strategy to maintain an acceptable level of exposure to the risk of interest rate fluctuation, the Company has developed a targeted mix of fixed-rate versus variable rate debt. The Company utilizes interest rate swaps to efficiently manage this mix. All outstanding interest rate swaps have been designated as hedges of debt instruments. The Company recognizes interest differentials as adjustments to interest expense in the period they occur. Gains and losses on terminations of interest rate swaps would be deferred and amortized to interest expense over the shorter of the original term of the agreements or the remaining life of the associated outstanding debt. The counterparties to these instruments are major financial institutions. The Company is exposed to credit risk in the event of non-performance by these counterparties; however, the Company does not anticipate non-performance by the other parties. The Company does not hold or issue derivative financial instruments for trading purposes.

Impairment of assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that net book value of the asset may not be recoverable in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets to Be Disposed Of."

Stock-based   compensation:   The  Company  accounts  for  stock-based  employee
compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The impact of the fair value method of accounting for stock-based employee compensation is disclosed in Note H to these consolidated financial statements in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

Store opening costs: Costs of opening new stores are charged to operations as incurred.

Income taxes: The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events which have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the change during the year in the Company's deferred income tax assets and liabilities.

Net earnings (loss) per common share: Net earnings (loss) per common share for all periods have been computed in accordance with SFAS No. 128, "Earnings Per Share." Basic net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted- average number of common shares outstanding during the year. Diluted net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding during the year plus incremental shares that would have been outstanding upon the assumed vesting of dilutive restricted stock and the assumed exercise of dilutive stock options. See Note I for a reconciliation of basic and diluted earnings (loss) per share.

C.      RESTRUCTURING PLAN

On March 25, 1997, the Company adopted a business restructuring plan to close 60 underperforming stores and one distribution center. As a result, a pre-tax charge of $129.5 million for restructuring costs was taken in the first quarter of 1997. The components of the restructuring charge and an analysis of the amounts charged against the accrual through December 28, 1997 are outlined in the following table:

                                                                        Activity to Date
                                     -------------- ------------------ ------------------ ---------------- ---------------------
                                                                                                                        Accrued
                                          Original                                                                Restructuring
                                            Charge     Restructuring              Asset           Change            Costs as of
(In thousands)                            Recorded        Costs Paid        Write-downs      in Estimate               12/28/97
                                     -------------- ------------------ ------------------ ---------------- ---------------------
Lease termination and other real
  estate costs                        $     83,225        $  (12,812)    $            -     $      3,098       $         73,511

Property and equipment
  write-downs                               32,915                 -            (32,915)               -                      -

Employee severance                           4,869            (3,469)                 -             (869)                   531

Other exit costs                             8,501            (4,072)                 -           (2,229)                 2,200
--------------------------------------------------------------------------------------------------------------------------------
Total                                 $    129,510        $  (20,353)    $      (32,915)    $          -       $         76,242
==========================================================================================================              (21,178)
                                                                                                             -------------------
Less: Current portion                                                                                          $         55,064
                                                                                                             ===================

The 60 stores contain both owned and leased properties. Lease termination and other real estate costs consist principally of the remaining rental payments required under the closing stores' lease agreements, net of any actual or reasonably probable sublease income, as well as early termination costs.

After taking into effect the property and equipment write-downs, the Company's carrying value of the property and equipment associated with the restructuring plan is approximately $13.9 million as of December 28, 1997. Of this amount, assets with a carrying value of $12.5 million are classified as available for sale. The remaining $1.4 million represents the estimated net realizable value of property and equipment of stores planned for closure in 1998. Assets available for sale totaling $8.4 million are classified as current assets and are included with Prepaid Expenses and Other Assets. The remaining $4.1 million of assets available for sale are considered non-current assets and are included with Other Assets and Deferred Charges. Management anticipates selling substantially all owned property and equipment associated with the restructuring plan.

Changes in estimates are representative of management's assessments as of December 28, 1997, that based on actual experience to date, certain charges will be higher than originally estimated while others will be less than originally estimated. Due to unfavorable sublease and termination experience for stores closed to date, the Company increased the estimate for lease termination and other real estate costs. These unfavorable results have been offset by favorable experience in employee severance and other exit costs for stores closed to date.

The employee severance provision was recorded for the planned termination of approximately 4,100 employees, consisting primarily of store personnel. Management was able to place a significant number of store employees displaced by the store closures at other stores. As a result, management estimates that a total of 3,500 employees will have been terminated at the completion of the restructuring plan. As of December 28, 1997, approximately 3,000 employees have been terminated with respect to the restructuring plan. Other exit costs consist principally of professional fees and miscellaneous costs associated with closing the stores and distribution center.

In the second quarter of 1997, management began the process of closing 44 of the 60 stores and one distribution center. These 44 stores and the distribution center were closed by the end of July 1997 with the remaining closures to be completed in 1998.

Net sales associated with the planned 60 closing stores exclusive of remerchandising activities were approximately $246.1 million, $391.0 million and $405.4 million for fiscal 1997, 1996 and 1995, respectively. The pre-tax operating income (loss) associated with the planned 60 closing stores, excluding corporate allocations, was approximately ($41.4) million, $2.0 million and $6.4 million for fiscal 1997, 1996 and 1995, respectively.

D.    PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

       (In thousands)                                                                    12/28/97                 12/29/96
       --------------------------------------------------------------------------------------------------------------------
       Owned assets:
       Land                                                                              $106,551                 $121,815
       Buildings                                                                          412,135                  455,823
       Furniture, fixtures and equipment                                                  371,762                  385,609
       Leasehold improvements                                                             110,672                  125,177
       Construction in progress                                                               236                    2,522
       Other                                                                                6,618                    6,280
       --------------------------------------------------------------------------------------------------------------------
                                                                                        1,007,974                1,097,226
       Less: Accumulated depreciation and amortization                                   (517,629)                (530,170)
       --------------------------------------------------------------------------------------------------------------------
           Owned assets, net                                                             $490,345                 $567,056
                                                                                        ==========               ==========

       Capitalized leases:
       Real estate                                                                        $99,750                 $113,899
       Furniture, fixtures and equipment                                                   10,274                   10,512
       --------------------------------------------------------------------------------------------------------------------
                                                                                          110,024                  124,411
       Less: Accumulated amortization                                                     (76,735)                 (86,710)
       --------------------------------------------------------------------------------------------------------------------
            Capitalized leases, net                                                       $33,289                  $37,701
                                                                                         =========               ==========

E.     BORROWINGS

On September 10, 1997, the Company completed a new five year, $900 million, fully-committed, asset-based credit facility ("Amended and Restated Credit Facility"). The Amended and Restated Credit Facility replaced the Company's Reducing Revolving Credit Facility, which had a maximum commitment level of $525 million. The Amended and Restated Credit Facility includes $200 million in term loans and up to a maximum of $700 million in revolving loans including a $175 million subfacility for letters of credit. The Amended and Restated Credit Facility matures on September 10, 2002. Interest rates on the Amended and Restated Credit Facility are subject to change based on a financial performance-based grid and cannot exceed a rate of LIBOR + 2.25% on revolving loans and LIBOR + 2.50% on the term loan. As of December 28, 1997, the revolving loans carried a rate of LIBOR + 2.00%, or 7.9%. The weighted-average interest rate on borrowings under the Company's credit facilities in fiscal 1997 and 1996 was 7.8% and 6.2%, respectively. There is a commitment fee of 3/8% on the undrawn portion of the revolving loans. There were no revolving loans outstanding under the Amended and Restated Credit Facility as of December 28, 1997 or under the Reducing Revolving Credit Facility as of December 29, 1996. The Amended and Restated Credit Facility is secured by all material unencumbered assets of the

Company and its subsidiaries, including inventory but excluding previously mortgaged property and leasehold interests. These security interests will automatically terminate when the Company's senior debt (or implied senior debt) achieves investment grade credit rating or the Company meets certain operating performance targets.

Borrowings  under the Amended and Restated  Credit Facility are limited based on
(a) a borrowing base formula which considers eligible inventories, eligible accounts receivable and mortgage values on eligible real properties and (b) limitations contained in the Company's public senior subordinated debt indenture. Approximately $620.2 million of borrowings were unused and available under the Amended and Restated Credit Facility as of December 28, 1997. The Amended and Restated Credit Facility contains certain restrictive covenants, the most restrictive of which include: (a) maintenance of a leverage ratio and a fixed charge coverage ratio, (b) restrictions on dividends, capital spending and the incurrence of additional indebtedness, (c) restrictions on incurring and assuming liens on property or assets, and (d) restrictions on mergers, consolidations, and sales of assets. The Amended and Restated Credit Facility excludes from financial covenant calculations the impact of up to $175 million of pre-tax charges and costs related to the corporate restructuring and repositioning plan. Additionally, the Amended and Restated Credit Facility requires borrowings outstanding under the revolving loans to be less than $150 million for a period of 30 consecutive days each year. At December 28, 1997, the Company was in compliance with all covenants.

Long-term debt consists of the following:

(In thousands)                                                                          12/28/97                 12/29/96
--------------------------------------------------------------------------------------------------------------------------
9% Senior Subordinated Debentures, payable in
   equal installments in 2003 and 2004                                                  $300,000                 $300,000
Term  loan, variable interest rate at December 28, 1997
   of 8.2%, payable in quarterly installments to 2002                                    200,000                        -
8 3/8% Senior Notes due 2001                                                              13,799                   99,788
First Mortgage Secured Notes, variable interest rate at
   December 28, 1997 of 6.7%, payable in varying
   amounts from 1998 to 2002                                                              90,000                   90,000
Real Estate Mortgage Financing Notes, weighted-average
   fixed interest rate at December 28, 1997 of 9.2%,
   payable in mortgage installments to 2011                                               71,987                   67,895
Industrial Revenue Bonds, fixed and variable interest
   rates, weighted-average interest rate at December 28, 1997
   of 4.4%, payable in varying amounts to 2024                                            37,185                   39,085
Mortgage notes payable, weighted-average fixed
   interest rate at December 28, 1997 of 8.6%, payable
   in varying amounts to 2022                                                             22,264                   33,689
--------------------------------------------------------------------------------------------------------------------------
                                                                                         735,235                  630,457
Less:  Current maturities                                                                (23,723)                  (6,842)
--------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                          $711,512                 $623,615


Long-term debt maturities are as follows:


                                   (In thousands)
                                   Fiscal Year
                                   -----------------------------------
                                   1998                     $   23,723
                                   1999                         24,771
                                   2000                         22,450
                                   2001                         23,323
                                   2002                        239,773
                                   Thereafter                  401,195
                                   -----------------------------------
                                   Total                    $  735,235
                                                            ==========


During fiscal 1997, the Company retired $86.2 million of the Company's $100 million 8 3/8% Senior Notes due 2001. As a result of this early retirement, the Company recorded an extraordinary loss of $2.0 million after-tax, or $0.02 per share. Additionally, a non-cash extraordinary loss of $0.6 million, or $0.01 per share, was recorded to write-off deferred financing charges associated with the replacement of the Company's $525 million Reducing Revolving Credit Facility with the Amended and Restated Credit Facility.

The Company has entered into an agreement with the Long Term Credit Bank of Japan ("LTCB") in which LTCB will lend to the Company a total of $50 million in three equal installments of $16.7 million in June of 1998, 1999 and 2000 as its portion of the First Mortgage Secured Notes matures. The new notes will carry a floating interest rate of LIBOR + 2.25%, mature on March 1, 2002 and will be secured with a second lien on the properties securing the $90 million permanent mortgage financing until those notes are paid, at which time, the Company will provide first liens on certain properties to secure this note.

In fiscal 1997 and 1996, the Company issued $6.6 million and $68.2 million of Real Estate Mortgage Financing Notes, respectively, payable to a bank. During fiscal 1996, the Company issued Mortgage Notes Payable of $5.4 million.

The 9% Senior Subordinated Debentures are subordinated to all senior indebtedness of the Company, as defined, and are callable, at the Company's option, beginning December 1997 at a premium of 104.5%, which decreases annually until reaching par in December 2000. Interest on the Debentures is payable semi-annually in June and December.

Mortgages and Industrial Revenue Bonds are collateralized by property and equipment having a net book value of approximately $155.3 million and $22.2 million, respectively, at December 28, 1997. The Industrial Revenue Bonds are primarily floating rate demand obligations.

Cash payments for interest related to debt and capitalized leases were $78.4 million, $71.3 million, and $79.6 million for fiscal 1997, 1996 and 1995, respectively.

The Company has commercial and standby letters of credit used to secure corporate obligations. The commercial letters of credit have contractual amounts totaling $44.5 million and $40.5 million at December 28, 1997 and December 29, 1996, respectively. The standby letters of credit have contractual amounts totaling $59.0 million and $59.1 million at December 28, 1997 and December 29, 1996, respectively.

F.    LEASE COMMITMENTS

The Company has both capital and operating lease agreements for stores and other facilities as well as for certain furniture, fixtures and equipment. Under most of these lease agreements, the Company pays taxes, insurance and maintenance costs. Initial lease terms for stores generally range from 10 to 25 years with renewal periods for an additional five to 10 years. Certain store leases provide for additional contingent rental payments based on a percentage of sales in excess of specified minimum amounts.

Future minimum lease payments as of December 28, 1997 (inclusive of leases at closed stores that have not yet been terminated) are as follows:

                                                                        Capitalized Lease Obligations
                                                                                    Furniture, Fixtures         Operating
             (In thousands)                                           Real Estate         and Equipment            Leases
             ------------------------------------------------------------------------------------------------------------
             Fiscal Year
             1998                                                         $13,058                $2,424           $60,253
             1999                                                          12,059                 2,087            58,641
             2000                                                          11,409                   364            55,795
             2001                                                          10,423                    66            53,390
             2002                                                           9,431                     -            51,256
             Thereafter                                                    31,493                     -           345,402
             ------------------------------------------------------------------------------------------------------------
             Total minimum payments                                        87,873                 4,941          $624,737
             Less: Imputed interest and executory costs                   (33,914)                 (438)         ========
                                                                      ------------             ---------
             Present value of net minimum lease payments                   53,959                 4,503
             Less: Current maturities                                      (6,533)               (1,919)
             -------------------------------------------------------------------------------------------
             Capitalized lease obligations                                $47,426                $2,584
                                                                      ==================================

Minimum sublease rentals, not deducted from above, to be received in the future under noncancellable operating subleases aggregated $21.4 million at December 28, 1997. Minimum lease rentals to be received in the future on noncancellable leases of owned properties aggregated $21.9 million at December 28, 1997.

Capitalized real estate and equipment leases are at effective interest rates of approximately 12.5% and 8.3%, respectively, as of December 28, 1997. Additions to capitalized leases in fiscal 1997 were $5.4 million as compared to $0.8 million in fiscal 1996.

Rental expense, net of lease income on owned properties and sublease income on leased properties, consists of the following:

                                                                         Fiscal Year
            (In thousands)                                     1997          1996         1995
            ------------------------------------------------------------------------------------
            Minimum rentals                                  $74,163       $85,038      $81,926
            Contingent rentals                                 1,237         1,376        1,379
            Sublease rental income                            (3,792)       (4,296)      (4,029)
            Owned properties rental income                    (3,962)       (4,819)      (4,759)
            ------------------------------------------------------------------------------------
            Net rental expense                               $67,646       $77,299      $74,517
                                                            ====================================

G.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments has been estimated by the Company using available market information as of December 28, 1997 and December 29, 1996, and valuation methodologies considered appropriate to the circumstances. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange.

                                                                               12/28/97                     12/29/96
                                                                        Carrying      Estimated      Carrying       Estimated
           (In thousands)                                                Amount      Fair Value       Amount       Fair Value
           ------------------------------------------------------------------------------------------------------------------
           Assets:
           Cash and cash equivalents                                    $364,169       $364,169       $329,993       $329,993

           Liabilities:
           9% Senior Subordinated Debentures                             300,000        213,000        300,000        252,750
           Term Loan                                                     200,000        196,593              -              -
           Mortgages                                                     184,251        176,846        191,584        176,923
           Industrial Revenue Bonds                                       37,185         37,185         39,085         39,085
           8 3/8% Senior Notes                                            13,799         12,833         99,788         94,801


Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments (less than three months).

9% Senior Subordinated Debentures and 8 3/8% Senior Notes: Fair value is based on quoted market prices from the New York Stock Exchange at December 26, 1997 and December 27, 1996.

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

Derivatives: As of December 28, 1997, the Company was party to interest rate swaps covering $125 million in debt and expiring in December 2000. These swaps change the floating interest rate exposure on the $125 million of debt to fixed interest rate exposure. The Company will pay a weighted average fixed rate of 5.97% on the $125 million notional amount while receiving the three month LIBOR rate which was 5.91% as of December 28, 1997. The carrying value and fair value of these instruments were $0 and ($0.1) million, respectively, as of December 28, 1997.

H. STOCK OPTIONS AND AWARDS

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

In fiscal 1991, the Board of Directors adopted the 1991 Directors' Equity Plan ("Directors' Plan") for nonemployee directors. Under the Directors' Plan, eligible directors annually receive 188 shares of restricted stock and stock options exercisable for 750 shares of the Company's common stock. The Directors' Plan was amended in fiscal 1997 to permit participating nonemployee directors to receive all or any portion of their quarterly retainer in the form of an option to purchase shares of Common Stock. Vesting of the restricted stock occurs one year from the date of grant. The stock options are granted with an exercise price equal to the fair market value of the Company's common stock as of the date of grant, are exercisable in 20% installments beginning one year from the date of grant and expire ten years from the grant date. An aggregate of 296,875 shares of the Company's common stock is authorized to be issued under this plan.

During fiscal 1995, the Company amended and restated the 1989 Employee Stock Incentive Plan ("Stock Incentive Plan") to increase the number of shares issuable, to extend the term during which awards may be made under the Stock Incentive Plan and to limit the amount of stock-based awards that may be granted to any single officer or key employee under that plan. Options are generally granted with a three-to five-year vesting requirement. At December 28, 1997, there were approximately 0.4 million shares of unissued common stock reserved for issuance under the Company's Stock Incentive Plan.

Stock options: A summary of the status of the Company's two fixed stock option plans for fiscal 1997, 1996 and 1995, and changes during those years is presented below:

                                                    1997                           1996                         1995
                                                          Weighted                       Weighted                     Weighted
                                                          -Average                       -Average                     -Average
(Shares in thousands)                                     Exercise                       Exercise                     Exercise
Fixed Options                               Shares           Price          Shares          Price        Shares          Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year               5,759           $5.35           5,521          $6.00        4,149          $6.75
Granted                                      5,034            3.92           1,924           4.95        2,091           4.78
Exercised                                      (57)           1.91             (52)          2.43          (48)          2.47
Forfeited or cancelled                      (1,610)           5.54          (1,634)          7.20         (671)          7.09
                                            -------                         -------                       -----
Outstanding, end of year                     9,126            4.65           5,759           5.35         5,521          6.00
                                            =======                         =======                       =====
Options exercisable at year-end              2,970            5.22           2,361           5.39         2,085          5.73
-------------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of
    options granted during the year          $2.19                           $2.69                        $2.71

The following table summarizes information about fixed stock options outstanding at December 28, 1997:

                                                 Options Outstanding                            Options Exercisable
     (Shares in thousands)
                 Range of            Number     Weighted-Average                                 Number
                 Exercise       Outstanding             Remaining       Weighted-Average     Exercisable      Weighted-Average
                   Prices       at 12/28/97      Contractual Life         Exercise Price     at 12/28/97        Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
             $2.20 - 3.00               575                  1.17                  $2.74             575                 $2.74
              3.01 - 4.75             5,995                  8.94                   4.22             985                  4.54
              4.76 - 6.50             1,627                  7.95                   5.11             606                  5.17
             6.51 - 10.38               929                  4.27                   7.82             804                  7.87
                                      -----                                                        -----
            $2.20 - 10.38             9,126                  7.80                   4.65           2,970                  5.22
                                      =====                                                        =====

Had the fair value of options granted under these plans beginning in 1995 been recognized as compensation expense on a straight-line basis over the vesting period of the grant, the Company's net earnings (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

      (In thousands)
      Fiscal Year                                                                  1997               1996              1995
      -----------------------------------------------------------------------------------------------------------------------
      Net earnings (loss)                               As reported            $(91,600)           $39,330           $50,325
                                                        Pro forma              $(94,285)           $37,896           $49,874

      Earnings (loss) per share - basic and diluted     As reported              $(0.92)             $0.39             $0.50
                                                        Pro forma                $(0.94)             $0.38             $0.50

The pro forma effect on net earnings (loss) for 1997, 1996 and 1995 is not representative of the pro forma effect on net earnings (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions applied to options granted:

                          Fiscal Year                            1997                1996              1995
                          ---------------------------------------------------------------------------------
                          Dividend yield                          N/A                 N/A               N/A
                          Expected volatility                     47%                 50%               52%
                          Risk-free interest rate range   5.9 to 6.8%         5.4 to 6.8%       5.8 to 6.9%
                          Expected life                       6 years             6 years           6 years

Restricted stock awards:  Periodically,  the Company issues shares of restricted stock under provisions of the Stock Incentive Plan. A total of 675,107 restricted shares remained outstanding at December 28, 1997. These remaining shares will vest at various rates through the year 2002. During the vesting periods, none of such shares may be sold, transferred, pledged or assigned. During the restriction period, holders of the shares may exercise full voting rights and receive all dividends with respect to those shares.

Restricted stock activity for the last three fiscal years was as follows:
                                                                      1997        1996         1995
                              (Shares in thousands)                  Shares      Shares       Shares
                              ----------------------------------------------------------------------
                              Outstanding, beginning of year          512          515        1,202
                              Granted                                 621           26           48
                              Vested                                 (398)         (23)        (507)
                              Forfeited or cancelled                  (60)          (6)        (228)
                              ----------------------------------------------------------------------
                              Outstanding, end of year                675          512          515
                              ======================================================================
                              Weighted-average fair value of
                              restricted stock granted during
                              the year                              $4.35        $4.95        $4.38

Deferred compensation of $2.7 million was recorded during fiscal 1997 in connection with restricted stock awards. Deferred com-pensation amortization relating to restricted stock awards of $0.9 million was charged to operations in fiscal 1997, 1996 and 1995.

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

I.     EARNINGS PER SHARE

The following table reconciles weighted-average shares used in the earnings per share calculation for fiscal years 1997, 1996 and 1995, respectively:

                                                                        Income             Shares      Per Share
(In thousands)                                                      (Numerator)      (Denominator)        Amount
------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 28, 1997:
Basic EPS - Before Extraordinary Item                                 $(88,957)            99,930       $  (0.89)
Effect of Dilutive Securities:
        None                                                                 -                  -
                                                                      -------------------------------------------
        Diluted EPS - Before Extraordinary Items                      $(88,957)            99,930       $  (0.89)
                                                                      ===========================================
FOR THE YEAR ENDED DECEMBER 29, 1996:
Basic EPS                                                             $ 39,330             99,209       $   0.39
Effect of Dilutive Securities:
          Restricted Stock                                                   -                521
          Options Outstanding                                                -                596
                                                                      -------------------------------------------
Diluted EPS                                                           $ 39,330            100,326       $   0.39
                                                                      ===========================================
FOR THE YEAR ENDED DECEMBER 31, 1995:
Basic EPS                                                             $ 50,325             99,059       $   0.50
Effect Of Dilutive Securities:
          Restricted Stock                                                   -                627
          Options Outstanding                                                -                671
                                                                      -------------------------------------------
Diluted EPS                                                           $ 50,325            100,357       $   0.50
                                                                      ===========================================

The following table includes options to purchase shares of common stock which were outstanding at the end of the respective fiscal year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. Fiscal 1997 includes all options to purchase shares of common stock and restricted stock as they were anti-dilutive in the computation of diluted earnings per share.

                                                Number of Shares
Year         Range of Grant Dates        Outstanding at Year-End                 Range of  Prices      Range of Expiration Dates
--------------------------------------------------------------------------------------------------------------------------------
1997         04/23/88 - 11/03/97                     9.8 million                 $  2.20 - $10.38            04/23/98 - 11/03/07
1996         10/27/88 - 11/08/95                     1.6 million                 $  5.77 - $10.38            10/27/98 - 11/08/05
1995         04/15/92 - 10/18/93                     0.9 million                 $ 10.08 - $10.38            04/15/02 - 10/18/03

J.  SHAREHOLDERS' RIGHTS PLAN

Under the 1998 Shareholder Rights Plan, a Series A Junior Preferred Stock Purchase Right (the "Rights") was issued for each outstanding share of Common Stock to shareholders of record at the close of business on February 9, 1998. Each Right entitles the registered holders to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, par value $1 per share (the "Preferred Stock"), at a purchase price of $10 per Unit, subject to adjustment. Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights
Certificates will be distributed. The Rights will separate from the Common Stock, and the Distribution Date will occur, upon the earlier of (i) 10 days following public announcement ("Stock Acquisition Date") that a person or group of affiliated persons (other than the Company, or certain of its affiliates) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock, or (ii) 10 days (or such date as may be determined by the Independent Directors prior to any person becoming an "Acquiring Person") following the date that a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock is first published or sent or given to shareholders. The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below. If any person becomes the beneficial owner of 15% of the Common Stock or if a 15% or more shareholder engages in certain self-dealing transactions or a merger with the Company where the Company is not the surviving corporation, each Right will entitle the shareholder, under alternative circumstances, to buy either securities of the Company or securities of an acquiring company (depending on the form of the transaction) at an exercise price that will be half of the market value of such securities at the time. At any time until ten days following the Stock Acquisition Date, a majority of the Independent Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the election of such majority of Independent Directors, in cash or shares of Common Stock.

K.  RETIREMENT PLAN

The Company has a defined benefit pension plan in which all employees of the Company are eligible to participate upon reaching age 21 and completing one year of qualified service, as defined in the pension plan. Benefits are based on years of service and employee compensation. Contributions to the plan are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. The Company's funding policy has been to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, but no more than the maximum tax deductible amount. In fiscal 1997, 1996 and 1995, the Company made contributions of approximately $4.8 million, $8.9 million and $8.8 million, respectively, to the pension plan.

The following table sets forth the funded status of the pension plan and net pension expense:

(In thousands)                                                                       12/28/97                     12/29/96
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Accumulated benefit obligation (includes $53,449 and
       $47,711 of vested benefit obligation, respectively)                          $(54,383)                     $(49,411)
                                                                                    =========                     =========
    Projected benefit obligation                                                    $(65,394)                     $(63,732)
Plan assets at fair value, primarily
    listed corporate stocks and bonds                                                  73,445                        69,945
---------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                                   8,051                         6,213
Unrecognized net loss                                                                   2,200                         4,070
Unrecognized transitional liability, net of amortization                              (2,276)                       (2,655)
Unrecognized prior service cost                                                         (825)                       (1,014)
---------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                                                  $7,150                        $6,614
                                                                                      =====================================
Service cost                                                                          $6,049                        $5,946
Interest on projected benefit obligation                                               4,850                         4,463
Actual return on plan assets                                                          (9,215)                       (8,731)
Net amortization and deferrals                                                         2,811                         3,021
---------------------------------------------------------------------------------------------------------------------------
Net pension expense                                                                   $4,495                        $4,699
                                                                                      =====================================

Net pension expense was $5.5 million for fiscal 1995.

The Company chose to remeasure liabilities in June 1997 to reflect the impact of closing 44 stores and one distribution center as part of the Company's Restucturing Plan (See Note C). This remeasurement resulted in a gain of $0.3 million due to curtailment of benefits.

Assumptions used in determining the actuarial present value of the projected benefit obligation were as follows: weighted-average discount rates for fiscal 1997 and 1996 were 7.3% and 7.8%, respectively; expected long-term rate of return on pension plan assets for both fiscal 1997 and 1996 was 9.5%; and rates of increase in future compensation levels for fiscal 1997 and 1996 were 4.0% and 4.5%, respectively.

L.  EMPLOYEE SAVINGS PLAN

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

Company contributions to the Plan were $1.3 million, $2.1 million and $2.1 million for fiscal 1997, 1996 and 1995, respectively. The Company match percentage equaled 20% in fiscal 1997 and 30% in fiscal 1996 and 1995.

M.  INCOME TAXES

Deferred income tax assets and liabilities at December 28, 1997 and December 29, 1996 are comprised of the following:

           (In thousands)                                                                  12/28/97              12/29/96
           ---------------------------------------------------------------------------------------------------------------
           Deferred income tax assets:
           Financial accruals                                                               $42,106               $15,234
           Capitalized leases                                                                 9,277                11,687
           Other                                                                              5,197                 7,436
           ---------------------------------------------------------------------------------------------------------------
           Deferred income tax asset                                                         56,580                34,357
                                                                                            ------------------------------
           Deferred income tax liabilities:
           Depreciation                                                                     (22,185)              (38,522)
           Layaway sales                                                                     (2,489)               (4,688)
           Pension liability                                                                 (3,358)               (3,005)
           Other                                                                             (4,245)               (3,501)
           ---------------------------------------------------------------------------------------------------------------
           Deferred income tax liability                                                    (32,277)              (49,716)
                                                                                            ------------------------------
           Net deferred income tax asset/(liability)                                        $24,303              $(15,359)
                                                                                            ==============================
           Net current deferred income tax asset/(liability)                                $22,478               $(7,437)
           Net long-term deferred income tax asset/(liability)                                1,825                (7,922)
           ---------------------------------------------------------------------------------------------------------------
           Net deferred income tax asset/(liability)                                        $24,303              $(15,359)
                                                                                            ==============================

The provision for income taxes, net of tax benefit of $1.6 million in fiscal 1997 on the extraordinary loss from early extinguishment of debt, consists of the following:

                                                                                                    Fiscal Year
           (In thousands)                                                           1997                1996               1995
           --------------------------------------------------------------------------------------------------------------------
           Current income taxes:
                  Federal                                                      $(11,896)             $21,695            $19,185
                  State and local                                                  (759)               1,271              1,050
           --------------------------------------------------------------------------------------------------------------------
                                                                                (12,655)              22,966             20,235
           Deferred income taxes                                                (40,720)                 632             10,610
           --------------------------------------------------------------------------------------------------------------------
           Total income taxes                                                  $(53,375)             $23,598            $30,845
                                                                               ================================================

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

                                                                                                    Fiscal Year
                                                                                    1997                1996               1995
           --------------------------------------------------------------------------------------------------------------------
           Statutory federal tax rate                                              35.0%               35.0%              35.0%
           State and local income taxes, net of federal benefit                     1.3%                1.6%               2.0%
           Other                                                                    1.2%                0.9%               1.0%
           --------------------------------------------------------------------------------------------------------------------
           Effective tax rate                                                      37.5%               37.5%              38.0%
                                                                                 ==============================================

Cash payments for income taxes were $21.1 million, $19.9 million and $28.7 million in fiscal 1997, 1996 and 1995, respectively.

N.  OTHER COMMITMENTS AND CONTINGENCIES

The Company was involved in litigation, investigations of a routine nature and various legal matters during fiscal 1997 which are being defended and handled in the ordinary course of business. While the ultimate results of these matters cannot be determined or predicted, management believes that they will not have a material adverse effect on the Company's results of operations or financial position.

O.  QUARTERLY FINANCIAL INFORMATION - UNAUDITED

The Company has historically incurred a net loss throughout the first three quarters of the year due to the seasonality of its business. The results of operations for the first three quarters are not necessarily indicative of the operating results for the entire fiscal year.

(In thousands, except per share data)
THREE PERIODS ENDED                                       3/30/97            6/29/97           9/28/97            12/28/97
--------------------------------------------------------------------------------------------------------------------------
Net sales                                             $   686,400        $   877,361       $   656,144          $1,442,873
                                                      ====================================================================
Gross margin (a)                                      $   154,760        $   183,068       $   151,190          $  361,998
                                                      ====================================================================
Earnings (loss) before extraordinary item             $  (107,217)       $   (17,547)      $   (22,360)         $   58,167
Extraordinary loss from early extinguishment
of debt, net of tax benefit                                     -                  -            (2,643)                  -
                                                      --------------------------------------------------------------------
Net earnings (loss)                                   $ ( 107,217)       $   (17,547)      $   (25,003)         $   58,167
                                                      ====================================================================
Per common share - basic and diluted:
Earnings (loss) before extraordinary item             $     (1.07)       $     (0.18)      $      (0.22)        $     0.58
Extraordinary loss from early
    extinguishment of debt, net of tax benefit                  -                  -              (0.03)                 -
                                                      --------------------------------------------------------------------
Net earnings (loss)                                   $     (1.07)       $     (0.18)      $      (0.25)        $     0.58
                                                      ====================================================================


THREE PERIODS ENDED                                       3/31/96            6/30/96           9/29/96            12/29/96
--------------------------------------------------------------------------------------------------------------------------
Net sales                                             $   715,628        $   859,984       $   738,328          $1,641,076
                                                      ====================================================================
Gross margin (a)                                      $   160,758        $   207,851       $   175,118          $  413,328
                                                      ====================================================================
Net earnings (loss)                                   $   (24,715)       $    (1,822)      $   (12,324)         $   78,191
                                                      ====================================================================
Per common share - basic and diluted:
Net earnings (loss)                                   $     (0.24)       $     (0.02)      $     (0.12)         $     0.78
                                                      ====================================================================
(a) Gross margin after cost of merchandise sold and buying and occupancy expenses.

                                                    Independent Auditors' Report


BOARD OF DIRECTORS AND SHAREHOLDERS
SERVICE MERCHANDISE COMPANY, INC.

We have audited the accompanying Consolidated Balance Sheets of Service Merchandise Company, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996 and the related Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for each of the three years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Service Merchandise Company, Inc. and subsidiaries at December 28, 1997 and December 29, 1996, and the consolidated results of their operations and cash flows for each of the three years ended December 28, 1997, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
FEBRUARY 6, 1998
NASHVILLE, TENNESSEE



                                                     Statement of Responsibility


The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and present fairly in all material respects the Company's Consolidated Balance Sheets, Statements of Operations, Changes in Shareholders' Equity and Cash Flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgement regarding the outcome of future conditions and circumstances. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

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




         /s/ GARY M. WITKIN                          /s/ S. CUSANO
         -------------------                         ---------------------------
         GARY M. WITKIN                              S.  CUSANO
         PRESIDENT AND CHIEF                         EXECUTIVE VICE PRESIDENT
         EXECUTIVE OFFICER                           AND CHIEF FINANCIAL OFFICER